As filed with the Securities and Exchange Commission on December 19, 2008
Registration No. 333-155260

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COMPRESSCO PARTNERS, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1389	94-3450907
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 Park Avenue, Suite 1200
Oklahoma City, Oklahoma 73102
(405) 677-0221
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ronald J. Foster
President
101 Park Avenue, Suite 1200
Oklahoma City, Oklahoma 73102
(405) 677-0221
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David P. Oelman Jeffery K. Malonson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Bass C. Wallace, Jr. TETRA Technologies, Inc. 25025 Interstate 45 North, Suite 600 The Woodlands, Texas 77380 (281) 367-1983	Laura Tyson Baker Botts L.L.P. 98 San Jacinto Boulevard Austin, Texas 78701 (512) 322-2500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 19, 2008

PROSPECTUS

     Common Units
Representing Limited Partner Interests

We are a Delaware limited partnership formed by TETRA Technologies, Inc., or “TETRA,” to provide wellhead compression-based production enhancement services to domestic and international customers. This is the initial public offering of our common units. We currently estimate that the initial public offering price will be between $      and $      per common unit. Prior to this offering, there has been no public market for our common units. We intend to apply to list our common units on the NASDAQ Global Market under the symbol “GSJK.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 16.

These risks include, but are not limited to, the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and general partner units at the initial quarterly distribution rate under our cash distribution policy.

•	On a pro forma basis we would not have had sufficient cash available for distribution to pay the full initial quarterly distribution on our common units and general partner units for the twelve months ended December 31, 2007 and September 30, 2008.

•	We may be unable to achieve our expected organic growth and market penetration.

•	Our ability to manage and grow our business effectively and provide adequate production enhancement services to our customers may be adversely affected if our general partner loses its management or is unable to retain trained personnel.

•	TETRA and Compressco may compete with us in the future, which could adversely affect our results of operations and cash available for distribution to our unitholders.

•	Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the fiduciary duties that our general partner owes to us, which may permit it to favor the interests of TETRA to our unitholders’ detriment and limits the circumstances under which our unitholders may make a claim relating to conflicts of interest, as well as the remedies available to our unitholders in that event.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

•	Our unitholders will experience immediate and substantial dilution of $ in tangible net book value per common unit.

•	Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation or we become subject to a material amount of entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.

•	Unitholders may be required to pay taxes on income from us even if they do not receive any cash distributions from us.

Per
	Common Unit	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to Compressco Partners, L.P. (before expenses)	$	$

(1)	Excludes aggregate fees of $ million payable to Raymond James and J.P. Morgan in consideration of advice rendered by them regarding the structure of this offering and our partnership.

We have granted the underwriters a 30-day option to purchase up to an additional     common units from us on the same terms and conditions as set forth above, if the underwriters sell more than     common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Raymond James, on behalf of the underwriters, expects to deliver the common units on or about     , 2009.

RAYMOND JAMES	J.P.MORGAN

          , 2009

ii

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Until     , 2009 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

iii

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes an initial public offering price of $      per common unit and that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units. We include a glossary of some of the terms used in this prospectus as Appendix B.

References in this prospectus to “Compressco Partners,” “we,” “our,” “us,” “the Partnership” or like terms refer to Compressco Partners, L.P. and its wholly owned subsidiaries, including Compressco Partners Operating, LLC, or “Compressco Partners Operating.” References to “Compressco” refer to Compressco, Inc., a wholly owned subsidiary of TETRA Technologies, Inc., or “TETRA,” and Compressco’s subsidiaries. References to “Compressco Partners GP” or “our general partner” refer to our general partner, Compressco Partners GP Inc., a wholly owned subsidiary of Compressco. References in this prospectus to “Compressco Partners Predecessor” or “our predecessor” refer to the predecessor of Compressco Partners for accounting purposes. As further described elsewhere in this prospectus, our predecessor consists of (1) all of the historical assets, liabilities and operations of Compressco, combined with (2) certain assets, liabilities and operations of the subsidiaries of TETRA conducting wellhead compression-based production enhancement services and related well testing and monitoring services in Mexico.

At or prior to the completion of this offering, TETRA will contribute to us a portion of our predecessor’s business, equipment and other assets, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.” on page 4. All historical operations, results of operations, financial statements and notes to the financial statements presented throughout this prospectus reflect those of our predecessor and exclude the pro forma adjustments required to reflect the portion of our predecessor’s business that will not be contributed to us in connection with this offering. Because our operations will not represent the entirety of our predecessor’s business, and due to other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Items Impacting the Comparability of Our Financial Results,” certain total amounts that will be presented in our future results of operations may not be initially comparable to our predecessor’s historical results.

Compressco Partners, L.P.

Overview

We are a leading provider of wellhead compression-based production enhancement services, or “production enhancement services,” to a broad base of natural gas and oil exploration and production companies operating throughout 14 states that encompass most of the onshore producing regions of the United States, as well as in Canada and Mexico. Our production enhancement services improve the value of natural gas and oil wells by increasing daily production and total recoverable reserves. Our production enhancement services also include related liquids separation and gas metering services. While our services are applied primarily to mature wells with low formation pressures, our services are also employed on newer wells that have experienced significant production declines or are characterized by lower formation pressures. In connection with the performance of these services, we provide ongoing well evaluations and, in Mexico, well testing and monitoring services. In addition, we design and manufacture the GasJacktm units, or “GasJacktm units,” we use in providing our production enhancement services.

We believe that we provide a strong value proposition to our customers. Our GasJacktm units enable us to provide reliable service and their compact size makes them easy to transport to the customer’s well site. We also believe that our 46-horsepower GasJacktm unit is more fuel efficient, produces lower emissions and handles variable liquids conditions encountered in natural gas and oil wells more effectively than the higher horsepower screw and reciprocating compressors utilized by many of our competitors. Our compact GasJacktm unit allows us to perform compression, liquids separation and optional gas metering services all from one skid, thereby providing services that otherwise would generally require the use of multiple, more costly pieces of equipment from our competitors. Our field services are performed by our highly trained staffs of regional service supervisors (known as Senior Gas Production Specialists), optimization specialists and field mechanics that are located throughout our operating regions. We monitor the impact of our services on production from wells where we provide our services and modify those services to address changing operating conditions. We are currently implementing our ePumpertm system, a state-of-the-art SCADA satellite telemetry-based system that allows us to remotely monitor, in real time, whether our services are being continuously provided at the well site. We expect this system to reduce the response time of our field personnel, reduce well downtime and increase production for our customers. We believe that the value, breadth and quality of services that we provide to natural gas and oil producers gives us an advantage over our competitors who primarily provide only equipment and maintenance services, without ongoing monitoring and modification.

Central to our marketing and service efforts is our emphasis on performing well data analyses at our petroleum engineering office in Houston, Texas. Our engineering staff focuses on geologic basins with reservoir characteristics that are known to be responsive to our technology and analyzes publicly available production data to identify wells within those basins that we believe could benefit from our production enhancement services. We proactively market our services to producers in these basins and provide an inexpensive two-week trial of our production enhancement services so that a customer can confirm the effectiveness of our services prior to entering into a service contract. Historically, a majority of the customers who elect to participate in this two-week service package ultimately enter into contracts with us. We believe this proactive strategy of performing well data analyses and approaching producers with targeted solutions increases our marketing and application success rates and allows us to further differentiate ourselves from our competitors.

We believe that the natural gas production enhancement services market continues to demonstrate significant long-term growth potential. According to the Energy Information Administration, or “EIA,” while domestic demand for natural gas grew at a steady rate from 1998 to 2006 and is expected to continue growing over the long term, domestic production remained relatively flat from 1998 to 2006, despite significant increases in natural gas well drilling activity, due in part to significantly decreased productivity of natural gas wells from conventional resources. The EIA is forecasting that natural gas production from onshore conventional resources will decline by 33% from 2006 to 2030. As a result of this expected decline and the large number of wells drilled over the last few years, we believe that onshore conventional resources will increasingly be characterized by mature wells with marginal production that will benefit from our production enhancement services. In addition, according to the EIA, the recent growth in overall domestic natural gas production in 2007 and 2008 is a result of the rapid ongoing development of unconventional natural gas resources. The wells from these resources are often characterized by lower pressures and significant early production declines, which we believe provide an opportunity to employ our production enhancement services earlier than on conventional wells. We are currently providing our services on 44 natural gas wells in the Barnett Shale, one of the largest unconventional natural gas resources in the United States.

We primarily target natural gas wells in our operating regions that produce between 30 thousand and 300 thousand cubic feet of natural gas per day (“Mcf/d”) and less than 50 barrels of water per day. According to EIA, approximately 197,500 natural gas wells in the United States produced approximately 24 Mcf/d to 300 Mcf/d in 2006, an increase of approximately 21% of the number of such wells since 2002. With the rapid pace of drilling over the last several years, we believe that the number of wells with daily production within the range described by the EIA has grown substantially since 2006, although not all of these wells will be candidates for our services. We believe that the majority of the wells we target do not currently utilize production enhancement services, given that we have fewer than 2,900 active domestic GasJackTM units as of September 30, 2008, and that most of our competitors are local and regional companies with smaller fleets. We believe that the limited penetration of this market to date should provide us with significant growth opportunities over the long term. Along with increased domestic opportunities, we continue to see strong demand for our services in gas producing regions of Mexico and Canada, and believe that other international regions may become growth areas in the future.

Our predecessor’s production enhancement services business experienced substantial organic growth, as opposed to growth through acquisitions, over the past five years. Our predecessor’s fleet of GasJacktm units grew from 761 units as of December 31, 2002 to 2,763 units as of December 31, 2007, representing a 263% increase. Our predecessor’s revenues grew during that period from approximately $14.9 million during 2002 to approximately $83.6 million during 2007, representing a 460% increase. During the nine months ended September 30, 2008, our predecessor’s revenues grew to $71.3 million, as compared to $60.5 million for the same period in 2007, and our fleet of GasJacktm units in service grew from 2,763 units as of December 31, 2007 to 3,080 units as of September 30, 2008. This growth was generated entirely by organic expansion, with no acquisitions made during this five-year period.

At or prior to the completion of this offering, TETRA will contribute to us a portion of our predecessor’s business, equipment and other assets, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.” on page 4.

Production Enhancement Fundamentals

Demand for our production enhancement services is linked more to natural gas production and consumption than to natural gas exploration activities. However, we do not take title to any natural gas in connection with our services and, accordingly, have no direct exposure to fluctuating commodity prices.

We believe we will be able to continue growing our business organically by capitalizing on the following positive, long-term fundamentals that we believe exist for the production enhancement services industry:

•	Most of the wells that would benefit from our production enhancement services do not currently utilize those services;

•	The aging of producing natural gas fields will require more of our production enhancement services;

•	Natural gas production from unconventional sources, including tight sands, shales and coalbeds, is expected to continue to increase, according to the EIA, and production from these unconventional sources could benefit substantially from our production enhancement services, due to typically lower formation pressures; and

•	Natural gas producers continue to outsource their requirements for the production enhancement services we provide.

Business Strategies

We intend to grow our business organically by implementing the following strategies:

•	Increase service coverage within our current domestic and international markets.

•	Pursue additional domestic and international growth opportunities.

•	Improve our service offerings.

•	Promote our additional service applications, including vapor recovery services and production enhancement services for use on pumping oil wells.

•	Leverage our relationships with TETRA and its customers.

Competitive Strengths

We believe that we are well positioned to successfully execute our business strategies for the following reasons:

•	Our ability to increase the value of natural gas wells.

•	The favorable market conditions for substantial growth.

•	Our superior customer service and highly trained field personnel.

•	Our proactive, engineered approach to marketing and service.

•	Our GasJacktm units.

•	Our broad geographic presence in domestic markets and growing international presence.

•	Our experienced management team with proven ability to deliver strong organic growth over the long run.

•	Our record of maintaining established customer relationships.

Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.

We are a Delaware limited partnership formed by TETRA. TETRA is an oil and gas services company, with an integrated calcium chloride and brominated products manufacturing operation that supplies feedstocks to energy and other markets. As part of its oil and gas services offerings, TETRA provides wellhead compression-based and certain other production enhancement services to the natural gas and oil industry through Compressco and certain other subsidiaries of TETRA.

At or prior to the completion of this offering, TETRA will contribute to us a portion of Compressco’s businesses, equipment and other assets, as further described below. Following the completion of this offering and in consideration of its contribution to us, TETRA will retain a significant economic interest in us through its indirect ownership of      common units, representing a     % limited partner interest in us, and its indirect ownership of our general partner, Compressco Partners GP, a wholly owned subsidiary of Compressco, which owns a 0.1% general partner interest in us. For more detail on the transactions that will occur in connection with this offering, please read “Formation Transactions and Partnership Structure” on page 6.

The following businesses, equipment and other assets of Compressco will be contributed to us concurrently with the consummation of this offering:

•	all of its domestic production enhancement services contracts that our counsel has concluded will generate qualifying income under Section 7704 of the Internal Revenue Code, or “qualifying income,” together with certain domestic non-qualifying income producing operations (For a more detailed discussion of Section 7704 of the Internal Revenue Code, please read “Material Tax Consequences — Partnership Status” on page 129);

•	all of its Canadian subsidiary and business;

•	all of its Mexican subsidiary and business;

•	all of its equipment and other assets, with the exception of any equipment and other assets that are necessary for Compressco to conduct the portion of the business it retains, as further described below; and

•	all of its GasJacktm unit manufacturing operations.

Certain of Compressco’s operations in Mexico are provided to customers on a sub-contracted basis from TETRA’s Mexican subsidiaries. Concurrent with the contributions described above, TETRA will contribute to us the GasJacktm units and other equipment currently used in our Mexican business. We will not receive all of the production enhancement services assets owned and operations conducted by Compressco. Compressco will retain certain of its customer contracts that our counsel has not concluded will generate qualifying income under Section 7704 of the Internal Revenue Code and approximately           GasJacktm units for use in providing production enhancement services for the business it retains and for sale. Based on the number of customer contracts that our counsel has concluded will generate qualifying income as of the date of the pro forma financial information presented in this prospectus, our pro forma revenues represent approximately 73% and 72% of our predecessor’s revenues for the pro forma year ended December 31, 2007 and nine months ended September 30, 2008, respectively. In addition, the equipment and other assets of Compressco that will be contributed to us represent approximately    % of our predecessor’s pro forma assets as of September 30, 2008. We do not expect to proceed with the offering until such time as the contracts that our counsel has concluded will generate qualifying income would enable us, upon their contribution to us in connection with this offering, to generate, on a pro forma basis, not less than 75% of our predecessor’s revenues for the nine months ended September 30, 2008. TETRA intends, but is not obligated, to offer us the opportunity over time to purchase the customer contracts and GasJacktm units retained by Compressco. Likewise, we are not required to purchase any additional customer contracts or related GasJacktm units from Compressco.

Going forward, our relationship with TETRA and Compressco will be governed by an omnibus agreement. As of September 30, 2008, a total of 359 employees of TETRA and Compressco provided services to us in the U.S., Canada and Mexico. Compressco’s 294 domestic employees will become employed by our general partner upon completion of this offering, Compressco’s 26 Canadian employees will remain employed by the Canadian entity that will become our subsidiary after the offering, and 39 employees of a TETRA Mexican subsidiary will continue to support our Mexican operations on a part-time basis. Our Canadian subsidiary’s employees will be dedicated to us on a full-time basis. Our general partner’s domestic employees will also support the operations Compressco retains following the offering. Based on the pro forma financial statements contained in this prospectus, we estimate that our domestic employees will allocate approximately 30% of their time to Compressco’s retained operations.

We will reimburse our general partner and TETRA for services provided to us. In addition, Compressco will reimburse our general partner for the cost of the support provided by the general partner’s domestic employees to Compressco’s retained operations. For the twelve months ending December 31, 2009, we expect reimbursements to TETRA to be approximately $4.4 million, which includes reimbursement of general and administrative expenses of approximately $1.2 million and reimbursement for services of TETRA employees in Mexico of approximately $3.2 million. In addition and for the same period, we expect to reimburse our general partner for the services of our domestic employees in the amount of approximately $13 million. Finally, and for the same period, we expect to reimburse our general partner by Compressco in the amount of approximately $6 million for the services of our domestic employees to Compressco’s retained business. All of these reimbursements will be made at cost and without mark-up.

Under the non-competition provisions of the omnibus agreement:

•	TETRA and Compressco will be prohibited from providing production enhancement services or selling GasJacktm units to our customers without our consent and, likewise, we will be prohibited from providing production enhancement services or selling GasJacktm units to customers retained by Compressco without TETRA’s consent;

•	TETRA or Compressco could acquire a company that provides production enhancement services to a customer of ours, if we are first given the opportunity to acquire that customer’s business from Compressco, but decline to do so, and, likewise, we could acquire a company that provides production enhancement services to a customer of Compressco, if Compressco is first given the opportunity to acquire that customer’s business from us, but declines to do so;

•	We will have the first right to provide production enhancement services or sell GasJacktm units to new customers who are not customers of ours or Compressco at the time this offering is completed; and

•	Compressco and we will be permitted to sell any GasJacktm units that they or we own following the completion of this offering.

TETRA, Compressco and we will remain subject to the non-competition provisions of the omnibus agreement until the earliest to occur of the third anniversary of the completion of this offering or a change of control of TETRA, Compressco or our general partner. Thereafter, TETRA and Compressco will not be prohibited from competing with us in the natural gas production enhancement services business.

The omnibus agreement will also permit Compressco and us to transfer idle GasJacktm units to each other for three years under certain circumstances. Lastly, TETRA and Compressco will indemnify us against certain potential claims, losses and expenses associated with environmental, title and tax issues. For a further description of the omnibus agreement, please read “Certain Relationships and Related Party Transactions — Omnibus Agreement” on page 104.

Risk Factors

An investment in our common units involves risks associated with our business, our limited partnership structure and the tax characteristics of our common units. You should read carefully the risks under the caption “Risk Factors” beginning on page 16 of this prospectus.

Formation Transactions and Partnership Structure

At or prior to the completion of this offering, the following transactions will occur:

•	TETRA will cause Compressco and certain of TETRA’s other subsidiaries to contribute to us or our subsidiaries a portion of Compressco’s business, equipment and other assets, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.”

•	we will issue to Compressco Field Services, Inc., a wholly owned subsidiary of Compressco, and to TETRA International Incorporated common units and common units, respectively, representing an aggregate % limited partner interest in us;

•	we will issue to our general partner, Compressco Partners GP, an indirect, wholly owned subsidiary of TETRA, general partner units, representing a 0.1% general partner interest in us;

•	we will enter into an omnibus agreement with TETRA, Compressco and their controlled affiliates, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.”

•	we will issue common units to the public in this offering, representing an aggregate % limited partner interest in us, and will use the offering proceeds as described in “Use of Proceeds” on page 34; and

•	simultaneously with the completion of this offering, we will issue restricted units to certain directors, executive officers and other employees of our general partner, Compressco and TETRA.

If the underwriters exercise in full their option to purchase additional common units, the ownership interest of the public unitholders will increase to      common units, representing an aggregate     % limited partner interest in us, the ownership interest of our general partner will increase to      general partner units, representing a 0.1% general partner interest in us, and the indirect ownership interest of TETRA will remain at      common units, representing an aggregate     % limited partner interest in us. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units as described in “Use of Proceeds” on page 34.

As is common with publicly traded limited partnerships and to maximize operational flexibility, we will conduct our operations through our subsidiaries. We will initially have one direct operating subsidiary, Compressco Partners Operating, LLC, a limited liability company that will conduct business through itself and its subsidiaries. The diagram on the following page depicts our organization and ownership after giving effect to the offering and the related formation transactions.

Organizational Structure After the Formation Transactions

Ownership of Compressco Partners, L.P.(1)

Publicly held Common Units	%
Common units held by affiliates of TETRA	%
General partner units held by Compressco Partners GP	0.1%

Total	100.0%

(1)	Assuming no exercise of the underwriters’ overallotment option.

Management of Compressco Partners, L.P.

We do not have any employees and rely primarily on our general partner’s employees to manage our operations and conduct our business. Our general partner, Compressco Partners GP, is an indirect, wholly owned subsidiary of TETRA, and its board of directors and executive officers will make decisions on our behalf. All of the directors of our general partner will be elected by TETRA. For more information about these individuals, please read “Management of Compressco Partners, L.P. — Directors, Executive Officers and other Management” on page 83.

Our general partner will not receive any management fee or other compensation in connection with the management of our business or this offering, but it will be entitled to reimbursement of all direct and indirect expenses incurred on our behalf. Our general partner will also be entitled to distributions from us, based on its general partner interest. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” on page 49 and “Certain Relationships and Related Party Transactions” on page 103. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or its directors.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102 and our telephone number is (405) 677-0221. Our website will be located at www.compresscopartners.com and will be activated in connection with the completion of this offering. We will make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Conflicts of Interest.  Our general partner has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is indirectly owned by TETRA, the executive officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to TETRA. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including TETRA, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors — Risks Inherent in an Investment in Us” on page 24.

Partnership Agreement Modifications to Fiduciary Duties.  Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders, which may permit it to favor its own interests to our unitholders’ detriment. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to our unitholders. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each unitholder consents to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

For a more detailed description of the conflicts of interest that may affect us and the fiduciary duties of our general partner and the relationships we have with our affiliates, please read “Management of Compressco Partners, L.P. — Directors, Executive Officers and other Management” on page 83, “Certain Relationships and Related Party Transactions” on page 103 and “Conflicts of Interest and Fiduciary Duties” on page 107.

The Offering

Common units offered to the public	common units, representing a % limited partner interest in us ( common units, if the underwriters exercise in full their option to purchase additional common units, representing a % limited partner interest in us).

General partner units outstanding after this offering	The general partner will own general partner units, or general partner units if the underwriters exercise in full their option to purchase additional common units, in either case representing a 0.1% general partner interest in us.

Use of proceeds	We expect to receive net proceeds of approximately $ million, after deducting the underwriting discount, fees of approximately $ million payable to Raymond James and J.P. Morgan for evaluation, analysis and structuring of our Partnership, and offering expenses.

We will use the majority of the net proceeds received from this offering, and any exercise of the underwriters’ option to purchase additional common units, to fund the future growth and expansion of our business, including costs to expand our GasJacktm unit fleet and costs associated with increasing and training our staffs of service professionals, and the remainder of the net proceeds will be used to fund our working capital requirements. We believe that the net proceeds from this offering will be sufficient to fund our operations for approximately the next 18 months.

Please read “Use of Proceeds” on page 34 of this prospectus.

Cash distributions	We will pay the initial quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will adjust the initial quarterly distribution for the period from the completion of this offering through , based on the actual length of the period. Our ability to pay our initial quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix B. Our partnership agreement also requires that we distribute all of our available cash from operating surplus each quarter in the following manner: 99.9% to the holders of common units and 0.1% to our general partner.

Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” on page 49.

Our pro forma cash available for distribution for the twelve months ended December 31, 2007 and September 30, 2008 would not have been sufficient to pay the full initial quarterly distribution on our common units and general partner units. The shortfall in available cash for distributions for the twelve months ended December 31, 2007 and September 30, 2008 would have resulted in distributions with respect to our common units representing approximately % and %, respectively, of our initial quarterly distribution.

We believe that, based on the estimates contained in and the assumptions listed under the caption “Our Cash Distribution Policy and Restrictions on Distributions,” we will have sufficient cash available to pay the full initial quarterly distribution of $ per unit per quarter on our common units and general partner units for each quarter in the twelve months ending December 31, 2009.

Issuance of additional partnership units	We can issue an unlimited number of partnership units in the future, including units that are senior in right of distributions, liquidation and voting to the common units, without the approval of our unitholders. Please read “Units Eligible for Future Sale” on page 128 and “The Partnership Agreement — Issuance of Additional Securities” on page 119.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Unitholders will have no right to elect our general partner or its directors. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of % of our common units. This will give our general partner the ability to prevent its involuntary removal. Please read “The Partnership Agreement — Voting Rights” on page 117.

Limited call right	If at any time our general partner and its affiliates own more than 90% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if our unitholders own the common units they purchase in this offering through the record date for distributions for the period beginning on the completion of this offering and ending on , such unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to them with respect to that period. For example, if our unitholders receive an annual distribution of $ per unit, we estimate that our unitholders’ average allocable federal taxable income per year will be no more than $ per unit. Please read “Material Tax Consequences — Tax

Consequences of Unit Ownership — Ratio of Taxable Income to Distributions” on page 131.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences” on page 129.

Exchange listing	We intend to apply to list our common units on the NASDAQ Global Market under the symbol “GSJK.”

Selected Historical and Pro Forma Financial and Operating Data

At or prior to the completion of this offering, TETRA will contribute to us a portion of our predecessor’s business, equipment and other assets, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.” on page 4. All historical operations, results of operations, financial statements and notes to the financial statements presented throughout this prospectus reflect those of our predecessor and exclude the pro forma adjustments required to reflect the portion of our predecessor’s business that will not be contributed to us in connection with this offering. Because our operations will not represent the entirety of our predecessor’s business, and due to other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Items Impacting the Comparability of Our Financial Results,” certain total amounts that will be presented in our future results of operations may not be initially comparable to our predecessor’s historical results.

The pro forma financial statements presented herein reflect the results of the portion of our predecessor’s operations that will be contributed to us in connection with this offering, including: (1) the portion of our predecessor’s domestic operations that our counsel has concluded will generate qualifying income under Section 7704 of the Internal Revenue Code, or “qualifying income,” as of the date of the preparation of the pro forma financial statements, together with certain domestic non-qualifying income producing operations, (2) our predecessor’s Canadian operations and (3) the portion of our predecessor’s Mexican operations that our counsel has concluded will generate qualifying income as of the date of the preparation of the pro forma financial statements. Compressco is continuing to modify the terms of certain existing domestic customer contracts to provide that, upon their contribution to us in connection with this offering, the production enhancement services we perform under those customer contracts that our counsel has concluded will generate qualifying income. As of the date of the pro forma information presented below, our pro forma revenues represent approximately 73% and 72% of our predecessor’s revenues for the pro forma year ended December 31, 2007 and nine months ended September 30, 2008, respectively. In addition, the equipment and other assets of Compressco that will be contributed to us represent approximately     % of our predecessor’s pro forma assets as of September 30, 2008. As more contracts are modified in the future and prior to the completion of this offering, we will periodically update the pro forma financial statements to reflect the anticipated contribution of those modified contracts to us. We do not expect to proceed with the offering until such time as the modified contracts would enable us, upon their contribution to us in connection with this offering, to generate, on a pro forma basis, not less than 75% of our predecessor’s revenues for the nine months ended September 30, 2008.

The following table shows selected historical combined financial and operating data of our predecessor and pro forma financial and operating data of Compressco Partners for the periods and as of the dates presented.

Selected Historical and Pro Forma Financial and Operating Data

								Compressco Partners, L.P.
								Pro Forma	Pro Forma
	Compressco Partners Predecessor							Year Ended	Nine Months
	Year Ended December 31,					Nine Months Ended September 30,		December 31,	Ended September 30,
	2003	2004	2005	2006	2007	2007	2008	2007	2008
						(unaudited)		(unaudited)

Statement of Operations Data:
Revenue	$22,756	$35,237	$50,034	$65,323	$83,554	$60,459	$71,342	$60,898	$51,494
Cost of revenue	9,762	16,146	23,926	29,915	37,514	27,004	31,918	27,520	22,675
Selling, general and administrative expenses	4,663	5,855	8,117	10,360	12,539	9,014	10,235	9,764	7,940
Depreciation and amortization expense	1,965	3,098	4,493	6,359	9,300	6,769	8,603	7,230	6,024
Other (income) expense, net	1,022	626	(3)	59	(31)	(34)	32	—	—

Net income before taxes	5,344	9,512	13,501	18,630	24,232	17,706	20,554	16,384	14,855
Provision for income taxes	2,028	2,010	516	1,029	660	502	941	637	874

Net income	$3,316	$7,502	$12,985	$17,601	$23,572	$17,204	$19,613	$15,747	$13,981

Pro forma net income per limited partner unit								$	$

								Compressco Partners, L.P.
								Pro Forma	Pro Forma
	Compressco Partners Predecessor							Year Ended	Nine Months
	Year Ended December 31,					Nine Months Ended September 30,		December 31,	Ended September 30,
	2003	2004	2005	2006	2007	2007	2008	2007	2008
						(unaudited)		(unaudited)

Balance Sheet Data (at Period End):
Working capital(1)	$5,294	$10,527	$14,691	$19,419	$26,584	$23,620	$33,438	—	$—	(2)
Total assets	32,722	119,861	138,634	163,354	185,357	181,945	212,155	—	—
Partners’ capital/net parent equity	8,180	117,498	135,354	159,961	181,654	177,615	207,265	—	—
Other Financial Data:
EBITDA(3)	8,416	13,236	17,994	24,989	33,532	24,475	29,157	23,614	20,879
Capital expenditures(4)	9,640	15,818	18,349	25,917	23,846	20,130	26,959	—	—
Cash flows provided by (used in):
Operating activities	5,360	10,300	13,280	20,573	27,077	21,672	21,668	—	—
Investing activities	(9,448)	(15,724)	(18,418)	(25,862)	(23,815)	(20,251)	(27,483)	—	—
Financing activities	4,158	(20,817)	4,315	6,056	(3,464)	(861)	5,573	—	—
Operating Data:
Total GasJacktm units (at period end)	1,166	1,542	1,990	2,595	3,108	3,062	3,596	—	—
Average number of GasJacktm units in service (during period)	920	1,247	1,613	2,054	2,530	2,491	2,921	—	—
Average GasJacktm unit utilization (during period)(5)	93.6%	92.0%	90.3%	89.6%	87.6%	87.3%	86.6%	—	—

(1)	Working capital is defined as current assets minus current liabilities.

(2)	Includes net proceeds from the offering.

(3)	Please read “— Non-GAAP Financial Measures” for more information regarding EBITDA. We define EBITDA as earnings before interest, taxes, depreciation and amortization.

(4)	Capital expenditures primarily consist of capital expenditures to expand the operating capacity or revenue of existing or new assets.

(5)	We define average GasJacktm unit utilization as the number of GasJacktm units being used to provide services on customer well sites divided by the total number of GasJacktm units in our fleet.

The unaudited pro forma financial information should not be considered as indicative of the historical results we would have had we been formed at the beginning of each respective pro forma period or the results we will have after this offering.

Non-GAAP Financial Measures

We include in this prospectus the non-GAAP financial measure of EBITDA. We define EBITDA as earnings before interest, taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, including investors, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance and return on capital as compared to those of other companies in the production enhancement business, without regard to financing or capital structure; and

•	the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities.

We believe disclosure of EBITDA provides useful information to investors because, when viewed with our GAAP results and the accompanying reconciliations, it provides a more complete understanding of our performance than GAAP results alone. We also believe that investors benefit from having access to the same financial measures that management uses in evaluating the results of our business. When using this measure to compare to other companies, which we believe can be a useful tool to evaluate us, please note that EBITDA may be calculated differently between companies. We cannot ensure that this non-GAAP financial measure is directly comparable to other companies’ similarly titled measures.

EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities, as other entities may not calculate EBITDA in the same manner as we do.

The following table reconciles net income to EBITDA:

								Compressco Partners
								Pro Forma
									Nine
								Year	Months
	Compressco Partners Predecessor							Ended	Ended
	Year Ended December 31,					Nine Months Ended, September 30		December 31,	September 30,
	2003	2004	2005	2006	2007	2007	2008	2007	2008

Net Income	$3,316	$7,502	$12,985	$17,601	$23,572	$17,204	$19,613	$15,747	$13,981
Provision for income taxes	2,028	2,010	516	1,029	660	502	941	637	874
Depreciation and amortization	1,965	3,098	4,493	6,359	9,300	6,769	8,603	7,230	6,024
Interest	1,107	626	—	—	—	—	—	—	—

EBITDA	$8,416	$13,236	$17,994	$24,989	$33,532	$24,475	$29,157	$23,614	$20,879

The following table reconciles cash flow from operating activities to EBITDA:

						Nine Months Ended
	Year Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2007	2008

Cash flow from operating activities	$5,360	$10,300	$13,280	$20,573	$27,077	$21,672	$21,668
Changes in current assets and current liabilities	1,815	4,387	4,778	3,929	6,668	2,840	7,338
Deferred income taxes	(1,825)	711	—	—	—	—	—
Other non-cash charges	(85)	(4,150)	(580)	(542)	(873)	(539)	(790)
Interest and other	1,123	(22)	—	—	—	—	—
Provision for income taxes	2,028	2,010	516	1,029	660	502	941

EBITDA	$8,416	$13,236	$17,994	$24,989	$33,532	$24,475	$29,157

RISK FACTORS

Limited partnership interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in the natural gas wellhead compression-based production enhancement services business. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition or results of operations could be affected in a materially adverse manner. In that case, we might not be able to pay the full initial quarterly distribution on our common units and general partner units, the trading price of our common units could decline and our unitholders could lose all or part of their investment.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and general partner units at the initial quarterly distribution rate under our cash distribution policy.

To make our cash distributions at our initial quarterly distribution rate of $      per common unit per quarter, or $      per common unit per year, and $      per general partner unit per quarter, or $      per general partner unit per year, we will require available cash of approximately $      million per quarter, or $      million per year, based on the common units and general partner units outstanding immediately after completion of this offering ($      million, if the underwriters exercise in full their over-allotment option). We may not have sufficient available cash from operating surplus each quarter to enable us to make cash distributions at the initial quarterly distribution rate under our cash distribution policy. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things, the risks described in this section and:

•	the level of capital expenditures we make;

•	the cost of achieving organic growth in current and new markets;

•	fluctuations in our working capital requirements;

•	our ability to borrow funds and access capital markets;

•	the amount of cash reserves established by our general partner;

•	the fees we charge and the margins we realize from our production enhancement services operations;

•	the level of our operating costs and expenses;

•	the prices of, levels of production of, and demand for, natural gas;

•	the level of competition from other companies;

•	the impact of prevailing economic conditions on our customer’s operating budgets; and

•	any future debt service requirements and other liabilities.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions” on page 37.

On a pro forma basis we would not have had sufficient cash available for distribution to pay the full initial quarterly distribution on our common units and general partner units for the twelve months ended December 31, 2007 and September 30, 2008.

The amount of cash available for distribution we need to pay the full initial quarterly distribution for four quarters on our common units and the general partner units to be outstanding immediately after this offering is

approximately $      million. Our pro forma cash available for distribution generated during the twelve months ended December 31, 2007 and September 30, 2008 of $      million and $      million, respectively, would have been insufficient to allow us to pay the full initial quarterly distribution on our common units and general partner units. The shortfall in available cash for distributions for the twelve months ended December 31, 2007 and September 30, 2008 would have resulted in distributions with respect to our common units representing approximately     % and     %, respectively, of our full initial quarterly distribution. For a calculation of our ability to make distributions to our unitholders based on our pro forma results in the twelve months ended December 31, 2007 and September 30, 2008, please read “Our Cash Distribution Policy and Restrictions on Distributions — Pro Forma Cash Available for Distribution for the Twelve Months Ended December 31, 2007 and September 30, 2008” on page 40.

The assumptions underlying our estimate of cash available for distribution we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual results to differ materially from those estimated.

Our estimate of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” is based on assumptions that are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. If we do not achieve the estimated results, we may not be able to pay the full initial quarterly distribution or any amount on our common units and general partner units, in which event the market price of our common units will likely decline materially.

We may be unable to achieve our expected organic growth or market penetration.

A principal focus of our growth strategy is to continue to grow organically, rather than through acquisitions. Our future growth will depend upon a number of factors, some of which we cannot control. These factors include our ability to:

•	attract new customers;

•	maintain our existing customers and maintain or expand the level of production enhancement services we provide to them;

•	recruit and train qualified field services personnel and retain valued employees;

•	increase our GasJacktm unit manufacturing operations;

•	allocate our human resources optimally;

•	expand our domestic and international presence; and

•	obtain required financing for our future operations.

A deficiency in any of these factors could adversely affect our ability to execute our growth strategy.

We depend on domestic and international demand for and production of natural gas, and a reduction in this demand or production could adversely affect the demand or the prices we charge for our services, which could cause our revenue and cash available for distribution to our unitholders to decrease.

Our production enhancement services operations are significantly dependent upon the demand for, and production of, natural gas in the various domestic and international locations in which we operate. Demand for natural gas may be affected by, among other factors, natural gas prices, weather, demand for energy and availability of alternative energy sources. Natural gas prices have been volatile in 2008 to date, with spot prices ranging from a high of $13.31 per Mcf in July to a low of $5.56 per Mcf in December. The spot price for natural gas as of December 15, 2008 were $5.76 per Mcf. From time to time, in certain of our operating regions, wellhead prices are substantially lower than spot prices. Any prolonged, substantial reduction in the demand for natural gas would, in all likelihood, depress the level of production activity and result in a decline in the demand for our production enhancement services, which would reduce our cash available for distribution. In addition, a sustained decrease in the price of natural gas may cause customers to cease production of natural gas, or “shut-in” natural gas wells. If customers shut-in wells due to a decline in natural gas prices, or any other reason, demand for our services may decline.

The impact of the current global financial crisis on our customers’ level of demand, and ability to pay, for our services could adversely affect our business.

Erosion of the financial condition of our customers could have an adverse effect on our business. During times when the oil or natural gas markets weaken, our customers are more likely to experience a downturn in their financial condition. Many of our customers finance their exploration and development activities through cash flow from operations, the incurrence of debt or the issuance of equity. Recently, there have been significant declines in the availability of credit. Similarly, many of our customers’ equity values have substantially declined, and the equity capital markets have been unavailable as a source of financing. The combination of a reduction of cash flow resulting from declines in commodity prices, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in our customers’ spending for our services. For example, our customers could seek to preserve capital by canceling our month-to-month services contracts or determining not to enter into any new service contracts, thereby reducing demand for our services. The reduced demand for our services could adversely affect our business, financial condition, results of operations and cash flow.

Our ability to manage and grow our business effectively and provide adequate production enhancement services to our customers may be adversely affected if our general partner loses its management or is unable to retain trained personnel.

We depend on the continuing efforts of our general partner’s executive officers. The departure of any of our general partner’s executive officers could have a significant negative effect on our business, operating results, financial condition and on our ability to compete effectively in the marketplace. In addition, we do not have any employees, but rather rely primarily on our general partner’s employees to operate our business. Our ability to provide quality production enhancement services depends upon our general partner’s ability to hire, train and retain an adequate number of trained personnel. We operate in an industry characterized by highly competitive labor markets and, similar to many of our competitors, our predecessor has experienced high employee turnover in certain regions. It is possible that our labor expenses could increase if there is a shortage in the supply of skilled Senior Gas Production Specialists and other service professionals. Our general partner may be unable to improve employee retention rates or maintain an adequate skilled labor force necessary for us to operate efficiently and to support our growth strategy without increasing labor expenses. Failure to do so could impair our ability to operate efficiently and to retain current customers and attract prospective customers, which could cause our business to suffer materially. Additionally, increases in labor expenses may have an adverse impact on our operating results, and may reduce the amount of cash available for distribution to our unitholders.

We have five customers that collectively accounted for approximately 40.5% of our pro forma 2007 revenues. Our services will be provided to these customers pursuant to short-term contracts, which typically are cancellable with 30 days’ notice. The loss of any of these significant customers would result in a decline in our revenue and cash available to pay distributions to our unitholders.

Our five most significant customers collectively accounted for approximately 40.5% of our pro forma 2007 revenues. Therefore, our loss of a single significant customer may have a greater effect on our financial results than it would on a company with a more diverse customer base. Our five largest customers for the twelve months ended December 31, 2007 and the nine months ended September 30, 2008, were BP, PEMEX, Devon Energy Corporation, Chesapeake Energy, and EXCO Resources. These five customers accounted for approximately 15.9%, 7.0%, 6.5%, 6.2% and 4.9% of our pro forma revenues for the twelve months ended

December 31, 2007, respectively, and approximately 15.8%, 15.4%, 6.4%, 3.2% and 4.9% of our pro forma revenues for the nine months ended September 30, 2008, respectively. The loss of all or even a portion of the production enhancement services we provide to these customers, as a result of competition or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

We depend on particular suppliers and are vulnerable to product shortages and price increases, which could have a negative impact on our results of operations and cash available for distribution to our unitholders.

We manufacture all of our GasJacktm units. We obtain some of the components used in those GasJacktm units from a single source or a limited group of suppliers. Our reliance on these suppliers involves several risks, including an inability to obtain an adequate supply of required components in a timely manner. We do not have long-term contracts with these sources and the partial or complete loss of certain of these sources could have a negative impact on our results of operations and could damage our customer relationships. Further, since any increase in component prices for GasJacktm units manufactured by us could decrease our margins, a significant increase in the price of one or more of these components could have a negative impact on our results of operations and cash available for distribution to our unitholders.

We face competition that may cause us to lose market share and harm our financial performance.

The production enhancement services business is highly competitive. Primary competition for our production enhancement services business comes from various local and regional companies that utilize packages consisting of a screw compressor with a separate engine driver or a reciprocating compressor with a separate engine driver. To a lesser extent, we face competition from large national and multinational companies with greater financial resources than us. While these companies have traditionally focused on higher-horsepower natural gas gathering and transportation equipment and services and have represented limited competition to-date, one or more of these companies could elect to compete in the wellhead compression-based production enhancement services business segment. In addition, our competitors include plunger lift and other artificial lift service providers and companies engaged in leasing compressors and other equipment. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors and our customers. Our competitors could substantially increase the resources they devote to the development and marketing of competitive services, develop more efficient production enhancement equipment or substantially decrease the price at which they offer their services. In addition, our customers that are significant producers of natural gas may elect to purchase their own production enhancement equipment in lieu of using our production enhancement services. Any of these competitive pressures could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We are a restricted subsidiary under the TETRA Credit Facility and certain other indebtedness and TETRA is subject to various covenants under that facility and other indebtedness with respect to its restricted subsidiaries, which may adversely affect our operations.

Although we are not contractually bound by and are not liable for amounts outstanding under TETRA’s amended and restated credit facility with J.P. Morgan Chase Bank, N.A. as Administrative Agent, dated as of June 27, 2006, as amended and which we refer to as the “TETRA Credit Facility,” or under several series of notes which TETRA has issued pursuant to certain note purchase agreements in September 2004, April 2006 and April 2008 (which included Series A and Series B notes) and which we collectively refer to as the “TETRA Senior Notes,” we are considered a restricted subsidiary of TETRA for purposes of the TETRA Credit Facility and TETRA Senior Notes. TETRA controls our general partner and the executive officers and directors of our general partner have fiduciary duties not only to our investors, but also to TETRA, as the owner of our general partner. Our status as a restricted subsidiary means that our ability to take certain actions, including incurring indebtedness, making acquisitions and capital expenditures, selling assets and issuing equity, will be indirectly restricted by the TETRA Credit Facility and the TETRA Senior Notes. The TETRA Credit Facility is scheduled to mature in 2011. The TETRA Senior Notes will mature on September 30, 2011, April 30, 2016 and April 30, 2013 (for the 2008 Series A notes) and April 30, 2015 (for the 2008 Series B notes), respectively.

Both the TETRA Credit Facility and the TETRA Senior Notes contain customary covenants and restrictions on actions by TETRA and its restricted subsidiaries. These covenants restrict, among other things the ability of TETRA, considered together with its restricted subsidiaries, to:

•	Incur additional indebtedness;

•	Dispose of assets;

•	Engage in mergers and consolidations;

•	Sell assets;

•	Create liens on assets;

•	Enter into a new line of business;

•	Make investments in unrestricted subsidiaries and foreign subsidiaries;

•	Engage in transactions with affiliates;

•	Make investments;

•	Make capital expenditures; and

•	Issue additional capital.

Additionally, the TETRA Credit Facility contains a requirement that TETRA maintain, on a consolidated basis with its restricted subsidiaries, an interest coverage ratio of at least 3.0 to 1.0 and a leverage ratio no greater than 3.0 to 1.0. TETRA will be able to take advantage of exceptions to these limitations on our behalf only to the extent that TETRA does not take advantage of the exceptions for itself or its other restricted subsidiaries.

TETRA indirectly owns and controls our general partner and has the ability to prevent us from taking actions that would cause TETRA to violate these covenants or to be in default under its debt agreements. The existence of these restrictions and TETRA’s control over the use of the exceptions thereunder could indirectly adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities and could prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. Additionally, in the future TETRA may determine that it is in its best interest to agree to more restrictive covenants or to pledge assets, including its ownership of our general partner, which may indirectly impede our business operations or affect our ability to pay the initial quarterly distribution and could increase the risk that control over our general partner could be transferred to TETRA’s lenders in the event of a default.

Our ability to grow in the future is dependent on our ability to access external expansion capital.

We will distribute all of our available cash after expenses and prudent operating reserves to our unitholders. We intend to use the proceeds from this offering to fund our growth and working capital for approximately the next 18 months. When the proceeds from this offering have been depleted, we expect that we will rely primarily upon external financing sources, including borrowings and the issuance of debt and equity securities, to fund expansion capital expenditures. Our ability to borrow may be indirectly limited by our status as a restricted subsidiary under the TETRA Credit Facility and TETRA Senior Notes. To the extent we are unable to efficiently finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership units in connection with other expansion capital expenditures, the payment of distributions on those additional partnership units may increase the risk that we will be unable to maintain or increase our per common unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional partnership units, including partnership units ranking senior to the common units. The incurrence of borrowings or other debt by us to finance our growth strategy would result in interest expense, which in turn would affect the available cash that we have to distribute to our unitholders.

We will not have a credit facility at the closing of this offering and may be unable to obtain financing or enter into a credit facility on acceptable terms or at all in the future.

At the closing of this offering, we will not have a credit facility in place or commitments from any lenders to enter into future financing agreements. Although we believe the proceeds of this offering will be sufficient to fund the future growth and expansion of our business and our working capital requirements for approximately the next 18 months, when we have depleted these funds we will need to enter into a credit facility or secure other financing arrangements. Our ability to enter into a credit facility or otherwise incur indebtedness may be indirectly limited by our status as a restricted subsidiary under TETRA’s Credit Facility and the TETRA Senior Notes and our ability to access funds under that facility will be subject to TETRA’s control. Depending on the impact of then-prevailing economic conditions on our customer’s operating budgets and financial, business, regulatory and other factors, some of which are beyond our control, our ability to enter into a credit facility or other debt agreements in the future may be limited. In some situations, we may be unable to obtain financing or enter into a credit facility on acceptable terms or at all.

Our general partner is a restricted subsidiary and a guarantor under the TETRA Credit Facility and the TETRA Senior Notes; in the event TETRA is unable to meet its obligations under the TETRA Credit Facility and the TETRA Senior Notes, or is declared bankrupt, our partnership may be dissolved.

Our general partner is a restricted subsidiary and a guarantor under the TETRA Credit Facility and the TETRA Senior Notes. In the event TETRA is unable to satisfy its obligations under the TETRA Credit Facility and the TETRA Senior Notes, our general partner could be required to satisfy those obligations, which could impair the ability of our general partner to perform its functions as general partner or cause it to be declared bankrupt. Additionally, in the event TETRA becomes insolvent or is declared bankrupt, our general partner may be deemed insolvent or declared bankrupt as well. Under the terms of our partnership agreement, the bankruptcy or insolvency of our general partner will cause a dissolution of our partnership.

The credit and risk profile of TETRA could adversely affect our business and our ability to make distributions to our unitholders.

The credit and business risk profile of TETRA could adversely affect our ability to incur indebtedness in the future or obtain a credit rating, as credit rating agencies may consider the leverage and credit profile of TETRA and its affiliates in assigning a rating because of their control of us, their performance of administrative functions for us, our close operational links and our contractual relationships. Furthermore, the trading price of our units may be adversely affected by financial or operational difficulties or leverage at TETRA.

We may be unable to negotiate extensions or replacements of our contracts with our customers, which are generally cancellable on 30 days’ notice, which could adversely affect our results of operations and cash available for distribution to our unitholders.

We generally provide production enhancement services to our customers under “evergreen” contracts that are cancellable on thirty days’ notice. We may be unable to negotiate extensions or replacements of these contracts on favorable terms, if at all, which could adversely affect our results of operations and cash available for distribution.

We may be unable to acquire the remainder of our predecessor’s production enhancement services business, which could limit our ability to increase our cash available for distribution to our unitholders.

TETRA is under no obligation to offer us the opportunity to purchase the remainder of Compressco’s production enhancement services business, and TETRA’s board of directors owes fiduciary duties to the stockholders of TETRA, and not our unitholders, in making any decision to offer us this opportunity. Likewise, we are not required to purchase any additional portions of Compressco’s business. We may never purchase this business for several reasons, including the following:

•	Compressco may choose not to, or may not be able to, modify its retained customer contracts to provide that they generate qualifying income under Section 7704 of the Internal Revenue Code;

•	TETRA may choose not to sell the business retained by Compressco to us;

•	Our conflicts committee may decide not to make an offer for the business;

•	Our conflicts committee may be unable to agree on acceptable purchase terms with TETRA; and

•	We may be unable to obtain financing for the purchase on acceptable terms or at all.

Additionally, TETRA may be limited by the terms of its existing or future credit facilities or indentures in its ability to consummate a sale to us of any additional portions of the business it retains. Additionally, we may enter into a credit facility that includes covenants that limit our ability to make capital expenditures and/or acquisitions. If a sale of any additional portion of Compressco’s production enhancement services business would be restricted or prohibited by such covenants, we or TETRA may be required to seek waivers of such provisions or refinance those debt instruments in order to consummate a sale, neither of which may be able to accomplished timely, if at all. If we are unable to grow through additional acquisitions of the remainder of Compressco’s production enhancement services business, our ability to increase our cash available for distribution may be limited.

We are subject to environmental regulation, and changes in these regulations could increase our costs or liabilities.

We are subject to federal, state and local laws and regulatory standards, including laws and regulations regarding the discharge of materials into the environment, emission controls and other environmental protection and occupational health and safety concerns. Environmental laws and regulations may, in certain circumstances, impose strict liability for environmental contamination, rendering us liable for remediation costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is not uncommon for neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with new information, changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations could be substantial and could adversely affect our financial condition or results of operations. Moreover, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties, and the issuance of injunctions delaying or prohibiting operations.

We routinely deal with natural gas, oil and other petroleum products. Hydrocarbons or other hazardous wastes may have been disposed on wellhead sites used by us to provide production enhancement services or to store inactive GasJacktm units or on or under other locations where wastes have been taken for disposal. These properties may be subject to investigatory, remediation and monitoring requirements under foreign, federal, state and local environmental laws and regulations.

The modification or interpretation of existing environmental laws or regulations, the more vigorous enforcement of existing environmental laws or regulations, or the adoption of new environmental laws or regulations may also adversely affect oil and natural gas exploration and production, which in turn could have an adverse effect on us.

TETRA and Compressco may compete with us in the future, which could adversely affect our results of operations and cash available for distribution to our unitholders.

Although under the non-competition provisions of the omnibus agreement TETRA, Compressco and their respective affiliates will be prohibited from providing production enhancement services to our customers, Compressco will be permitted to provide production enhancement services to the customers it retains and, following the earliest to occur of the third anniversary of the completion of this offering or a change of control of TETRA, Compressco or our general partner, neither TETRA nor Compressco will be prohibited from competing with us in the natural gas production enhancement services business. Moreover, the omnibus agreement will permit Compressco to sell GasJacktm units or provide production enhancement services utilizing the GasJacktm units it retains immediately following the completion of this offering. TETRA and Compressco currently have more financial resources than we do, and if TETRA or Compressco decide to compete with us in the future, then our results of operations and cash available for distribution to our unitholders could be adversely affected.

We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

Natural gas production enhancement services operations are subject to inherent risks such as equipment defects, malfunction and failures, and natural disasters that can result in uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose us to substantial liability for personal injury, death, property damage, pollution and other environmental damages. Our insurance may be inadequate to cover our liabilities. Further, insurance covering the risks we face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be adversely affected. In addition, we do not maintain business interruption insurance. Please read “Our Operations — Environmental and Safety Regulations” on page 78 for a description of how we are subject to federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of human health and environment.

An increase in interest rates may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

An impairment of goodwill could reduce our earnings.

In connection with this offering, our predecessor will contribute approximately $53.4 million of goodwill to us. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. GAAP requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. If we determine that any of our remaining balance of goodwill is impaired, we will be required to take an immediate charge to earnings with a corresponding reduction of partners’ equity and increase in balance sheet leverage as measured by debt to total capitalization.

Risks Inherent in an Investment in Us

Compressco controls us and our general partner, which has sole responsibility for conducting our business and managing our operations. Compressco has conflicts of interest, which may permit it to favor its own interests to our unitholders’ detriment.

Following this offering, Compressco will own and control us and our general partner. Some of our general partner’s directors are directors of Compressco and a majority of our general partner’s executive officers are currently officers of Compressco. Therefore, conflicts of interest may arise between Compressco and its affiliates, including TETRA and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires Compressco to pursue a business strategy that favors us. Compressco’s directors and officers have a fiduciary duty to make these decisions in the best interests of TETRA, the owner of Compressco, which may be contrary to our interests;

•	our general partner controls the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and TETRA and Compressco, on the other hand, including provisions governing administrative services, acquisitions and transfers of GasJacktm units and non-competition provisions;

•	Compressco is not required to contribute to us any additional production enhancement services contracts or related equipment;

•	we are considered a restricted subsidiary for purpose of the TETRA Credit Facility and certain other TETRA indebtedness; our general partner is controlled by and owes fiduciary duties to TETRA and may, as a result of that control or those duties, decline to take actions which may be in our best interest, but which would also cause TETRA to default under the terms of TETRA’s indebtedness;

•	our general partner is allowed to take into account the interests of parties other than us, including Compressco and its affiliates, in resolving conflicts of interest;

•	Compressco will continue to provide production enhancement services, as well as third-party sales coupled with aftermarket services, and our non-competition agreement with TETRA and Compressco will terminate after three years, or shorter upon a change of control of TETRA, Compressco or our general partner (please read “Risks Related to Our Business — TETRA and Compressco may compete with us in the future, which could adversely affect our results of operations and cash available for distribution to our unitholders.” on page 23);

•	our general partner has limited its liability and reduced its fiduciary duties to our unitholders and us, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus, and this determination can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us and TETRA and Compressco will determine the allocation of shared overhead expenses;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 90% of the common units; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Conflicts of Interest and Fiduciary Duties” on page 107.

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed in a manner materially adverse to our unitholders without a vote of the holders of a majority of our common units. Compressco’s control of our general partner and of over a majority of our common units would also allow Compressco to modify or repeal our cash distribution policy in a manner materially adverse to our unitholders (for a more detailed discussion of our cash distribution policy, read “Our Cash Distribution Policy and Restrictions on Distributions” on page 37);

Our reliance on TETRA for certain general and administrative support services and our limited ability to control certain costs could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders. Cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to our unitholders.

Pursuant to an omnibus agreement to be entered into between us, TETRA and Compressco, TETRA will provide to us certain general and administrative services, including, without limitation, legal, accounting, treasury, insurance administration and claims processing and risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit and tax services. Our ability to execute our growth strategy will depend significantly upon TETRA’s performance of these services. Our reliance on TETRA could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders. Additionally, TETRA will receive reimbursement for the provision of various general and administrative services for our benefit. Our general partner will also be entitled to significant reimbursement for expenses it incurs on our behalf, including reimbursement for the cost of its employees who perform services for us. Payments for these services will be substantial and will reduce the amount of cash available for distribution to our unitholders. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement” on page 104. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the partnership units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of our unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its executive officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” on page 112.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partner or its board of directors. The board of directors of our general partner will be chosen by its sole shareholder, Compressco, which, in turn, is a wholly owned subsidiary of and controlled by TETRA. Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

Our unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units voting together as a single class is required to remove the general partner. Following the completion of this offering, TETRA, which indirectly owns our general partner, will directly own     % of our aggregate outstanding common units, giving TETRA the ability to block any attempted removal of the general partner.

We can issue an unlimited number of partnership units in the future, including units that are senior in right of distributions, liquidation and voting to the common units, without the approval of our unitholders, which would dilute our unitholders’ existing ownership interests.

Our partnership agreement does not limit the number of additional partnership units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of partnership units that are senior to the common units in right of distribution, liquidation or voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our previously existing unitholders’ proportionate ownership interests in us will decrease;

•	the amount of cash available for distribution on each common unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of the common units may decline.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of Compressco, the owner of our general partner, from transferring all or a portion of its ownership interest in our general partner to a third party. The new owners of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own choices and thereby influence the decisions taken by the board of directors and executive officers.

Our unitholders will experience immediate and substantial dilution of $      in tangible net book value per common unit.

The assumed initial public offering price of $      per common unit exceeds our pro forma net tangible book value of $      per common unit. Based on the assumed initial public offering price of $      per common unit, our unitholders will incur immediate and substantial dilution of $      per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution” on page 36.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units, other than our general partner and its affiliates, including TETRA. Accordingly, our unitholders’ voting rights may be limited.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any partnership units held by a person that owns 20% or more of any class of partnership units then outstanding, other than our general partner, its affiliates, including TETRA, its transferees and persons who acquired such partnership units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions.

Affiliates of our general partner may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, TETRA will hold an aggregate of      common units. The sale of these common units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a limited call right that may require our unitholders to sell common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price. As a result, our unitholders may be required to sell common units at an undesirable time or price and may not receive any return on their investment. Our unitholders may also incur a tax liability upon a sale of common units. At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, our general partner and its affiliates will own approximately     % of our outstanding common units. For additional information about this right, please read “The Partnership Agreement — Limited Call Right” on page 124.

Our unitholders’ liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. Our unitholders could be liable for any and all of our obligations as if they were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	our unitholders’ right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitutes “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability” on page 118.

Our unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, our unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide our unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and our unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be      publicly traded common units, assuming the underwriters’ over-allotment option is not exercised. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell common units at or above the initial public offering price. Additionally, the lack of liquidity may contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	the level of our distributions and our earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts, acquisitions or other business developments;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts; and

•	the other factors described in these “Risk Factors.”

We will incur increased costs as a result of being a publicly traded company.

We have no history operating as a publicly traded company. As a publicly traded company, we will incur additional selling, general and administrative and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Global Market, has required changes in corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded company, we are required to prepare audited financial statements, comply with periodic filing requirements, have at least three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded company reporting requirements, including those related to financial audit services and Schedule K-1 preparation and distribution. We have included $2.0 million of estimated incremental costs per year associated with being a publicly traded limited partnership for purposes of our estimate of our cash available for distribution for the twelve months ending December 31, 2009 included elsewhere in this prospectus; however, it is possible that our actual incremental costs of being a publicly traded company will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation or we become subject to a material amount of entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. We have not received a ruling from the Internal Revenue Service, which we refer to as the IRS, on this or any other tax matter affecting us, and we can provide no assurance that the IRS would provide a favorable ruling even if we requested it. Instead, we will rely on opinions of counsel as to all material tax issues affecting us and our unitholders.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based upon our current operations that we are so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. At the federal level, legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships. Although such legislation would not apply to us as currently proposed, it could be amended prior to enactment in a manner that does apply to us. We are unable to predict whether any of these changes, or other proposals will ultimately be enacted. Any such changes could adversely affect the value of an investment in our common units. At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are required to pay Texas margin tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of such a tax on us by Texas, or any other state, will reduce the cash available for distribution to our unitholders.

The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state or local income tax purposes, the initial quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us at the option of our general partner without the consent of our unitholders.

An IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely affect the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Our unitholders may be required to pay taxes on income from us even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, they will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on disposition of common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in that common unit, the amount, if any of such prior excess distributions with respect to the units our unitholders sell will, in effect, become taxable income to our unitholders if they sell such units at a price greater than their tax basis in those units, even if the price they receive is less than their original cost. A substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our non-recourse liabilities, if our unitholders sell their units, they may incur a tax liability in excess of the amount of cash our unitholders receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If a unitholder is a tax-exempt entity or a foreign person, it should consult a tax advisor before investing in our common units.

We will be subject to foreign tax on income from our international operations, which will reduce our cash available for distribution to our unitholders. There are foreign tax risks associated with the transfer of GasJacktm units to international locations, which could affect the growth of our operations and the value of the common units.

Approximately 26.2% of our revenues are generated internationally, primarily in Canada and Mexico. This percentage of international revenues is expected to increase in the future, as we seek to grow our operations in these countries and expand our operations into additional international locations. Although we incur no U.S. federal income tax liability, we are subject to income taxation in the various foreign countries in which we operate, which will significantly reduce the amount of distributable cash generated from these countries. In addition, our operations in countries in which we operate now or in the future may involve risks associated with the legal structure used, and the taxation on assets transferred into a particular country. Tax laws of foreign countries may change in the future, which may result in additional taxes above the amounts we currently anticipate. The fact that a large and growing percentage of our operations is international and subject to foreign tax reduces the ultimate amount of distributable cash value of these international operations, and may result in the reduced value of our common units.

Common unitholders may be subject to income tax in one or more non-U.S. countries, including Canada and Mexico, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require common unitholders to file a tax return with, and pay taxes to, those countries.

Our common unitholders may be subject to tax in one or more countries, including Canada and Mexico, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If common unitholders are subject to tax in any such country, common unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to common unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to common unitholders. In addition, the United States may not allow a tax credit for any foreign income taxes that common unitholders directly or indirectly incur.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Due to a number of factors, including our inability to match transferors and transferees of common units, we will take depreciation positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders’ tax returns. For a further discussion of the effect of the depreciation positions we will adopt, please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” on page 135.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Consequences —

Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for U.S. federal income tax purposes.

As a result of investing in our common units, our unitholders may become subject to foreign, state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire property.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if a unitholder does not live in any of those jurisdictions. Our unitholders will likely be required to file foreign, state and local income tax returns and pay foreign, state and local income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business in the States of Arkansas, California, Colorado, Kansas, Louisiana, Mississippi, Montana, New Mexico, Oklahoma, Pennsylvania, Texas, Utah, West Virginia and Wyoming. Each of these States, other than Texas and Wyoming, currently imposes a personal income tax. As we expand our business, we may own assets or do business in additional jurisdictions that impose a personal income tax. It is our unitholders’ responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in the common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $      million from this offering, after deducting the underwriting discount, structuring fee and offering expenses. Our estimate assumes an initial public offering price of $      per common unit and no exercise of the underwriters’ option to purchase additional common units. An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting the underwriting discount, structuring fee and offering expenses payable by us, to increase or decrease by approximately $      million.

We will use the majority of the net proceeds received from this offering, and any exercise of the underwriters’ option to purchase additional common units, to fund the future growth and expansion of our business, including costs to expand our GasJacktm unit fleet and costs associated with increasing and training our Senior Gas Production Specialists, optimization specialists and field mechanics, and the remainder of the net proceeds will be used to fund our working capital requirements. We believe that the net proceeds from this offering will be sufficient to fund our operations for approximately the next 18 months.

If the underwriters exercise in full their option to purchase additional common units, the ownership interest of the public unitholders will increase to     common units representing an aggregate     % limited partner interest in us, the ownership interest of our general partner will increase to     general partner units, representing a 0.1% general partner interest in us, and the indirect ownership interest of TETRA will remain at     common units, representing a     % limited partner interest in us.

CAPITALIZATION

The following table shows:

•	the cash and the capitalization of our predecessor as of September 30, 2008; and

•	our pro forma cash and capitalization as of September 30, 2008, as adjusted to reflect this offering, the other transactions described under “Summary — Formation Transactions and Partnership Structure — General” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our predecessor’s historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, 2008
	Compressco	Compressco
	Partners	Partners
	Predecessor	Pro Forma
(In thousands)

Cash	$919	$

Long-term debt	—	—
Partners’ equity/owners’ equity:
Partners’ equity	207,265	—
Common unitholders	—	—
Common unitholders — parent interest	—	—
General partner interest	—	—

Total capitalization	$207,265	$

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting the underwriting discount, structuring fee and offering expenses payable by us, to increase or decrease by approximately $      million. The pro forma information set forth above is illustrative only and, following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table does not reflect the issuance of up to      common units that may be sold to the underwriters upon exercise of their option to purchase additional common units.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of     , after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value would be $      million, or $      per common unit. Purchasers of common units in this offering will experience immediate and substantial dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$
Net tangible book value per common unit before the offering(1)	$
Increase in net tangible book value per common unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per common unit after the offering(2)

Immediate dilution in net tangible book value per common unit to new investors(3)		$

(1)	Determined by dividing the number of common units and general partner units ( common units and general partner units) to be issued to TETRA or its subsidiaries in exchange for the production enhancement services business being contributed to us into the net tangible book value of the contributed interests.

(2)	Determined by dividing the total number of common units and general partner units to be outstanding after the offering ( common units and general partner units) into our pro forma net tangible book value.

(3)	For each increase or decrease in the initial public offering price of $1.00 per common unit, then dilution in net tangible book value per common unit would increase or decrease by $ per common unit.

The following table sets forth the number of common units and general partner units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent

General partner and affiliates(1)(2)			%	$		%
New investors			%	$		%

Total		100.0%		$	100.0%

(1)	The common units and general partner units acquired by our general partner and its affiliates consist of common units and general partner units.

(2)	The contribution by TETRA of a portion of Compressco’s businesses, equipment and other assets, was recorded at historical cost in accordance with GAAP.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “— Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

All information in this section refers to Compressco Partners Predecessor and Compressco Partners, L.P. For additional information regarding our historical and pro forma operating results, you should refer to the historical financial statements of our predecessor and the unaudited pro forma financial statements of Compressco Partners included elsewhere in this prospectus. The information presented in the following discussion assumes the underwriters’ option to purchase additional common units is not exercised.

General

Our partnership agreement requires us to distribute all of our available cash quarterly. Because we believe we will generally finance any expansion capital expenditures with additional borrowings or issuances of additional partnership units, we believe that our investors are best served by our distributing all of our available cash after reserves and expenses, rather than retaining it. For a discussion of our capital requirements, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Our Liquidity and Capital Resources — Capital Requirements” on page 62. Because we expect to be treated as a partnership for U.S. federal income tax purposes and are not subject to entity-level federal income tax, we should have more cash to distribute to our unitholders than would be the case if we were treated as a corporation for such purposes.

Definition of Available Cash.  We define available cash in the partnership agreement, and it generally means, for each fiscal quarter, the sum of all cash and cash equivalents on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our future debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	less any proceeds received from this offering or any subsequent equity or debt securities offerings;

•	plus, if our general partner so determines, all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter.

Limitations on Cash Distributions.  There is no guarantee that our unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay distributions at the initial quarterly distribution rate or at any other rate, except as provided in our partnership agreement. Our distribution policy is subject to certain restrictions and may be changed at any time. These restrictions include the following:

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reduced demand for our production enhancement services, loss of a key customer, increases in our general and administrative expense, principal and interest payments on any future borrowings, tax expenses, working capital requirements and anticipated cash needs. Our cash available for distribution to our unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent that such expenses increase.

•	Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders. The establishment of those reserves could result in a reduction in cash distributions to our unitholders from the levels currently anticipated pursuant to our stated cash distribution policy.

•	Any determination by our general partner of the amount of cash to be reserved and the amount of cash to be distributed to our unitholders made in good faith will be binding on all of our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be made in good faith, our general partner must believe that such determination is in our best interests.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

Our Ability to Grow in the Future is Dependent on Our Ability to Access External Expansion Capital.  We will distribute all of our available cash after reserves and expenses to our unitholders. We intend to use the proceeds from this offering to fund our growth in the short term. Once the proceeds from this offering have been depleted, we expect that we will rely primarily upon external financing sources, including borrowings and the issuance of debt and equity securities, to fund expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership units in connection with other expansion capital expenditures, the payment of distributions on those additional partnership units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional partnership units, including partnership units ranking senior to the common units. The incurrence of borrowings or other debt by us to finance our growth strategy would result in interest expense, which in turn would impact the available cash that we have to distribute to our unitholders.

Our Ability to Change Our Cash Distribution Policy.  Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed in a manner materially adverse to our unitholders without a vote of the holders of a majority of our common units.

Our Cash Distributions

Upon completion of this offering, the board of directors of our general partner will adopt a cash distribution policy pursuant to which it will declare the initial quarterly distribution of $      per unit per quarter, or $      per unit per year, to be paid no later than 45 days after the end of each fiscal quarter to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including reimbursements to our general partner and its affiliates. This equates to an aggregate cash distribution of approximately $      million per quarter or approximately $      million per year, in each case based on the number of common units and general partner units outstanding immediately after completion of this offering. If the underwriters exercise in full their option to purchase additional common units, the ownership interest of the public unitholders will increase to      common units representing an aggregate     % limited partner interest in us and our aggregate cash distribution per quarter would be $      million or $      million per year. Our ability to pay our initial quarterly distribution pursuant to this policy will be subject to the factors described above under the caption “— General — Limitations on Cash Distributions” and ‘‘— General — Our Ability to Change Our Cash Distribution Policy.”

As of the date of this offering, our general partner will be entitled to 0.1% of all distributions that we make prior to our liquidation. The general partner’s initial 0.1% interest in these distributions may be reduced if we issue additional partnership units in the future and our general partner does not elect to contribute a proportionate amount of capital to us to maintain its initial 0.1% general partner interest. However, if the underwriters’ option is exercised in this offering, and additional common units are issued, our general partner will maintain its initial 0.1% interest and will not be required to make a capital contribution to us. Our general partner is not obligated to contribute a proportionate amount of capital to us to maintain its current general partner interest.

The table below sets forth the number of common units (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units) and general partner units to be outstanding upon the completion of this offering and the aggregate distribution amounts payable on such units during the year

following the completion of this offering at our initial quarterly distribution rate of $      per common unit per quarter ($      per common unit on an annualized basis).

If the initial quarterly distribution on our common units is not paid with respect to any fiscal quarter, then such distributions will not accrue to subsequent quarters and our unitholders will not be entitled to receive such payments in future quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” on page 49.

We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will prorate the quarterly distribution for the period from the completion of this offering through March 31, 2009, based on the actual length of the period.

	No Exercise of the Underwriters’ Option to Purchase Additional Units			Full Exercise of the Underwriters’ Option to Purchase Additional Units
	Number	Distributions		Number	Distributions
	of Units	One Quarter	Annualized	of Units	One Quarter	Annualized

Publicly held common units		$	$		$	$
Common units held by affiliates of TETRA
General partner units held by Compressco Partners GP

Total		$	$	$	$	$

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial quarterly distributions of $      per unit each quarter for the four-quarter period ending December 31, 2009. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution to our unitholders and our general partner for the twelve months ended December 31, 2007 and September 30, 2008, respectively, based on our pro forma financial statements; and

•	“Estimated Cash Available for Distribution,” in which we present how we calculate the estimated EBITDA necessary for us to have sufficient cash available to pay quarterly distributions on our common units and general partner units for the four-quarter period ending December 31, 2009. In “— Assumptions and Considerations” below, we also present the assumptions underlying our belief that we will generate sufficient EBITDA to pay quarterly distributions on our common units and general partner units for each quarter in the twelve months ending December 31, 2009.

Pro Forma Cash Available for Distribution for the Twelve Months Ended December 31, 2007 and September 30, 2008

If we had completed the transaction contemplated in this prospectus on January 1, 2007 and October 1, 2007, our pro forma cash available for distribution for the twelve months ended December 31, 2007 and September 30, 2008 would have been approximately $21.1 million and $23.7 million, respectively. This amount would have been insufficient to pay the full initial quarterly distribution on our common units and general partner units for the twelve months ended December 31, 2007 and September 30, 2008 by $  million and $  million, respectively and would have resulted in distributions with respect to our common units representing approximately     % and     %, respectively, of our full initial quarterly distribution.

The pro forma financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transaction contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution shown above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in earlier periods. Please read our unaudited pro forma financial statements included elsewhere in this prospectus.

The following table illustrates, on a pro forma basis, for the twelve months ended December 31, 2007 and September 30, 2008, the amount of available cash (without any reserve) that would have been available for distribution to our unitholders, assuming that the offering had been consummated on January 1, 2007 and October 1, 2007, respectively. The pro forma adjustments presented below are explained in the footnotes to such adjustments.

Compressco Partners, L.P.

Unaudited Pro Forma Cash Available for Distribution

	Twelve Months
	Ended
	December 31,	September 30,
	2007(a)	2008(a)
	(In thousands, except per unit amounts)

Revenue
Compression and other services	$50,441	$60,497
Sales of compressors and parts	10,457	8,443

Total revenues	60,898	68,940
Cost of revenues (excluding depreciation and amortization expense)
Cost of compression and other services(b)	20,985	25,058
Cost of sales of compressors and parts	6,535	5,647

Total cost of revenues	27,520	30,705
Selling, general and administrative expense	9,764	10,699
Depreciation and amortization	7,230	7,993

Income before income tax expense	16,384	19,543
Provision for income taxes(c)	637	1,070

Pro forma net income(d)	$15,747	$18,473
Adjustments to reconcile pro forma net income to pro forma EBITDA:
Add:
Provision for income taxes(c)	637	1,070
Depreciation and amortization	7,230	7,993

Pro forma EBITDA	$23,614	$27,536
Adjustments to reconcile pro forma EBITDA to pro forma cash available for distribution:
Less:
Income tax expense(c)	637	1,070
Expansion capital expenditures(e)	15,667	18,319
Maintenance capital expenditures(f)	1,988	2,229
Incremental general and administrative expense associated with being a publicly traded limited partnership(g)	2,000	2,000
Plus:
Non-cash cost of sales of compressors(h)	1,383	541
Equity compensation(i)	759	926
Cash from parent to fund expansion capital expenditures(e)	15,667	18,319

Pro forma cash available for distribution by Compressco Partners, L.P.	$21,131	$23,704

(a)	Unaudited pro forma cash available for distribution for the year ended December 31, 2007 was derived from the unaudited pro forma financial statements included elsewhere in this prospectus. Unaudited pro forma cash available for distribution for the twelve months ended September 30, 2008 was derived by combining pro forma amounts for the three months ended December 31, 2007 (not included in this prospectus) and the nine months ended September 30, 2008 (included in this prospectus).

(b)	Includes maintenance, repair and refurbishment expense for our GasJacktm units. These expenses were $6.5 million and $7.8 million for the twelve months ended December 31, 2007 and September 30, 2008, respectively. These amounts are not included in maintenance capital expenditures as noted in (f) below.

(c)	Reflects income taxes from our operations in Canada and Mexico, as well as Texas Margin Tax which, in accordance with SFAS No. 109, was classified as an income tax for reporting purposes.

(d)	Reflects our pro forma net income for the period indicated.

(e)	Reflects actual expansion capital expenditures for the periods presented. Expansion capital expenditures are expenditures that result in the expansion of our assets and operations. These expenditures are primarily related to the manufacture of new GasJacktm units added to our service fleet that are not replacements for sold units, as well as the purchase of vehicles, well monitoring assets and other related assets that expand our asset base. For historical periods we have assumed that expansion capital expenditures were funded by TETRA.

(f)	Maintenance capital expenditures are generally capital expenditures that maintain the operating capacity of our business. Maintenance capital expenditures include capital expenditures made to replace partially or fully depreciated assets, disposed and/or sold assets, including our GasJacktm units, vehicles, and well monitoring assets. For a GasJacktm unit sold from our active service fleet, maintenance capital expenditures reflect the cost of the newly manufactured replacement unit in excess of the book value of the former service unit that was sold. The book value of the sold service unit is recognized above as a non-cash charge to cost of sales of compressors and parts. The cost of refurbishing our GasJacktm units is included in our cost of compression and other services as noted in (b) above.

(g)	Reflects an adjustment for estimated incremental cash expenses associated with being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and executive officer liability insurance costs and director compensation.

(h)	Reflects the non-cash cost of sales of compressors related to Canadian units sold from our service fleet that were not replaced. Since these units were already in our service fleet, capital expenditures related to these units were incurred during prior periods.

(i)	Reflects non-cash equity compensation in accordance with TETRA’s equity compensation plan within our pro forma selling, general and administrative expense.

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2009

As a result of the factors described in this section and in “— Assumptions and Considerations” below, we believe we will be able to pay the initial quarterly distribution on our common units and general partner units for each quarter in the twelve months ending December 31, 2009.

In order to pay the initial quarterly distribution of $      per unit on our common units and general partner units for each quarter in the twelve months ending December 31, 2009, we estimate that our EBITDA for the twelve months ending December 31, 2009 must be at least $      million. EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance calculated in accordance with GAAP, as those items are used to measure our operating performance, liquidity or ability to service debt obligations. Please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures” on page 15 for an explanation of EBITDA and a reconciliation of EBITDA to net income, its most directly comparable financial measure calculated in and presented in accordance with GAAP.

We believe we will generate estimated EBITDA of $31.9 million for the twelve months ending December 31, 2009. You should read “— Assumptions and Considerations” below for a discussion of the material assumptions underlying this belief, which reflect our judgment of conditions we expect to exist and the course of action we expect to take. If our estimate is not achieved, then we may not be able to pay the full initial quarterly distribution on our common units and general partner units for each quarter in the twelve months ending December 31, 2009. We can give you no assurance that our assumptions will be realized or

that we will generate the $      million in EBITDA required to pay the initial quarterly distribution on our common units and general partner units for each quarter in the twelve months ending December 31, 2009. There will likely be differences between our estimates and the actual results we will achieve, and those differences could be material. If we do not generate the estimated EBITDA or if our maintenance capital expenditures or interest expense are higher than estimated, we may not be able to pay the full initial quarterly distribution on our common units and general partner units for each quarter in the twelve months ending December 31, 2009.

When considering our ability to generate our estimated EBITDA of $31.9 million, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations and cash available for distribution to our unitholders to vary significantly from those set forth below.

We do not as a matter of course make public projections as to future revenues, earnings, or other results of operations. However, our management has prepared the prospective financial information set forth below to present the estimated cash available for distribution for the twelve months ending December 31, 2009. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. In light of the above, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full initial quarterly distribution on all our outstanding common units and general partner units for the four-quarter period ending December 31, 2009 should not be regarded as a representation by us or the underwriters or any other person that we will make such distributions.

The following table shows how we calculate the estimated EBITDA necessary to pay the initial quarterly distribution on our common units and general partner units for each quarter in the twelve months ending December 31, 2009. Our estimated EBITDA presents the forecasted results of operations of Compressco Partners for the twelve months ending December 31, 2009. Our assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes set forth in “— Assumptions and Considerations.”

Compressco Partners, L.P.
Estimated Cash Available for Distribution

Twelve Months
Ending
December 31,
2009
(In thousands, except
per unit amounts)

Revenue
Compression and other services	$77,983
Sales of compressors and parts	8,262

Total revenues	86,245
Cost of revenues (excluding depreciation and amortization expense)
Cost of compression and other services(a)	33,379
Cost of sales of compressors and parts	5,531

Total cost of revenues	38,910
Selling, general and administrative expense(b)	15,391
Depreciation and amortization	10,914
Interest expense (income)(c)	(748)

Income before income tax expense	21,778
Provision for income taxes(d)	1,065

Estimated net income	$20,713
Adjustments to reconcile estimated net income to estimated EBITDA:
Add:
Interest expense (income)(c)	$(748)
Provision for income taxes(d)	1,065
Depreciation and amortization	10,914

Estimated EBITDA	$31,944
Adjustments to reconcile estimated EBITDA to estimated cash available for distribution:
Less:
Interest expense (income)(c)	$(748)
Current income tax expense and withholding(d)	1,883
Expansion capital expenditures(e)	17,020
Maintenance capital expenditures(f)	3,368
Plus:
Equity compensation(g)	2,020
Use of offering proceeds to fund expansion capital expenditures(e)	17,020

Estimated cash available for distribution by Compressco Partners, L.P.	$29,461

(a)	Includes maintenance, repair and refurbishment expense for our GasJacktm units. We estimate these expenses to be $10.1 million for the twelve months ending December 31, 2009. This amount is not included in estimated maintenance capital expenditures as noted in (e) below. This amount also includes incremental sales and use tax to be paid by us associated with the conversion of our service contracts to generate qualifying income under Section 7704 of the Internal Revenue Code.

(b)	Includes estimated incremental expenses of approximately $2.1 million associated with being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and executive officer liability insurance costs and director compensation.

(c)	We estimate that interest income will be earned on the net proceeds of the offering at a 2.0% interest rate. Net proceeds from the offering will be used, over time, to fund expansion capital expenditures and working capital needs. At the time of the offering, we will not have an outstanding credit agreement due to the fact that we will retain all of the net proceeds of the offering. We may enter into a credit agreement to satisfy future liquidity needs at a later date.

(d)	While we will not be subject to U.S. federal income tax, we will incur income taxes and will be subject to withholding requirements related to our operations in Canada and Mexico. Furthermore, we will also incur Texas Margin Tax which, in accordance with SFAS No. 109, is classified as an income tax for reporting purposes. The current income tax shown in the calculation of cash available for distribution includes only the cash portion of such taxes and is net of any deferred income tax expense.

(e)	Reflects estimated expansion capital expenditures for the period presented. Expansion capital expenditures are expenditures that result in the expansion of our assets and operations. These expenditures are primarily related to the manufacture of new GasJacktm units that we expect to add to our service fleet that are not replacements for sold units, as well as our expected purchase of vehicles, well monitoring assets and other related assets to expand our asset base.

(f)	Maintenance capital expenditures are generally capital expenditures that maintain the operating capacity of our business. Maintenance capital expenditures include capital expenditures made to replace partially or fully depreciated assets, disposed and/or sold assets, including our GasJacktm units, vehicles, and well monitoring assets. The cost of refurbishing our GasJacktm units is included in our estimated cost of compression and other services, as noted in (a) above.

(g)	Reflects non-cash equity compensation in accordance with TETRA’s and the Partnership’s equity compensation plans within our estimated selling, general and administrative expense.

Assumptions and Considerations

Based on a number of specific assumptions, we believe that, following the completion of this offering, we will have sufficient cash available for distribution to allow us to make the full initial quarterly distribution on all our outstanding common units and general partner units for the four-quarter period ending December 31, 2009. We believe that our assumptions, which include the following, are reasonable.

Revenue

•	Revenue is estimated to be $86.2 million for the twelve months ending December 31, 2009, as compared to $68.9 million for the twelve months ended September 30, 2008 on a pro forma basis. The reasons for the anticipated increase in our revenue are presented below.

•	The Partnership’s revenue from compression and other services is estimated to be $78.0 million for the twelve months ending December 31, 2009, as compared to pro forma revenue of $60.5 million for the twelve months ended September 30, 2008. The main component of this category is pro forma revenue from production enhancement (including compression) and related services of approximately $68.1 million for the twelve months ending December 31, 2009, as compared to pro forma revenue of $54.7 million for the twelve months ended September 30, 2008. This increase in revenue is projected to be driven primarily by a pro forma year-over-year growth rate of 14% in average number of GasJacktm units for the quarter ending December 31, 2009, growing from approximately 2,100 units in service to approximately 2,400 units in service, as well as an estimated 5% increase in our service fees. Average GasJacktm utilization rates are forecasted to remain relatively constant at approximately 87%. This estimated increase in the number of average units is projected to result from organic growth opportunities (as opposed to growth through acquisitions) and substantial growth capital expenditures in our GasJacktm units. We believe these anticipated growth rates are reasonable based on historic growth rates as described below, current demand for our services, and the significant opportunities described in

“Competitive Strengths — The favorable market conditions for substantial growth” in the “Business” section of this prospectus, starting on page 70.

•	We believe the proceeds of this offering will be sufficient to fund the future growth and expansion of our business and our working capital requirements for approximately the next 18 months. Accordingly, for the twelve months ending December 31, 2009 we do not assume any borrowings from TETRA or third-party lenders and the restrictions contained in TETRA’s Credit Facility should have no impact on us. Following this 18 month period, we will use a portion of the cash we generate from operations to fund our growth, but may also be required to raise capital through borrowings or equity issuances. The TETRA Credit Facility contains prohibitions on the incurrence of indebtedness or the issuance of equity beyond certain defined thresholds, and the full amount of these thresholds may be insufficient for our purposes or may not be available to us in whole or in part. In addition, the TETRA Credit Facility effectively prevents us from granting liens on our assets to secure the borrowings. Because TETRA controls our general partner and the executive officers and directors of our general partner have fiduciary duties both to our investors and to TETRA, TETRA may effectively prevent us from incurring debt or issuing equity to the extent it would cause TETRA to breach the TETRA Credit Facility or the TETRA Senior Notes. This, in turn, may have an adverse impact on our ability to execute our growth strategy in periods following the twelve months ending December 31, 2009. For a detailed discussion of the impact of the TETRA Credit Facility and TETRA Senior Notes on our ability to fund future growth, please read the “Risk Factors” on pages 19 through 22 and “Our Liquidity and Capital Resources — Our Long-Term Ability to Grow will Depend on Our Ability to Access External Expansion Capital” on page 62.

•	Our initial fleet of domestic service units will contain, on a pro forma basis, units that generated approximately 67% of our predecessor’s 2007 domestic compression and other services revenues. Accordingly, our pro forma revenues and average number of units in service will be smaller than those of our predecessor. We expect all new business following the offering to be conducted by the partnership and not by Compressco, producing growth in revenue and average units in service in absolute terms that is comparable to those experienced by our predecessor. However, when this absolute growth in revenue and average units in service is compared to prior period revenues and average units in service that have been reduced due to pro forma adjustments, a higher growth rate is generated. Our predecessor experienced year-over-year growth rates in average units in service of approximately 27% in 2006 and 23% in 2007, and is forecasting, without considering the effects of this offering, 16% growth in 2008. For the quarter ending December 31, 2009, our predecessor is projecting year-over-year growth for average units in service, without regards to the proposed offering, of approximately 10%, with average units in service growing from approximately 3,100 to approximately 3,400.

•	Other services revenue that is estimated to increase significantly is our maintenance contract income, which is income from maintenance contracts associated with GasJacktm units that have been sold, as well as our revenue from our well monitoring business in Mexico. We are estimating maintenance contract income to increase from $1.1 million for the twelve months ended September 30, 2008 on a pro forma basis to $2.2 million for the twelve months ending December 31, 2009, based on the significant number of units that have been sold in recent years. In addition, our well monitoring business in Mexico is forecasted to grow from $4.4 million for the twelve months ended September 30, 2008 on a pro forma basis to $6.6 million for the twelve months ending December 31, 2009, based on our organic growth plans that include expanding from twelve well monitoring packages at September 30, 2008 to 20 well monitoring packages at December 31, 2009, as well as a 5% increase in our well monitoring service fees.

•	Revenue from sales of our GasJacktm units and parts are estimated to remain relatively flat from $8.3 million for the twelve months ended September 30, 2008 on a pro forma basis to $8.2 million for the twelve months ending December 31, 2009. These amounts include $5.9 million in sales of compressors for the twelve months ended September 30, 2008, and an estimated $5.6 million in sales of compressors for the twelve months ending December 31, 2009. Pro forma sales of compressors include an adjustment in which only sales of GasJacktm units to customers whose service contracts are being contributed to us are included, resulting in 75% of compressor sales being included in pro forma revenues for the twelve months ended September 30, 2008. Our predecessor sold approximately 152 GasJacktm units during the twelve months ended September 30, 2008 (111 GasJacktm units after pro forma allocation), while we are projecting to sell approximately 89 GasJacktm units during the twelve months ending December 31, 2009. This estimated decline in GasJacktm units sold is partially offset by an estimated 8% increase in sales prices as well as a slightly higher percentage of Canadian GasJacktm units sold, which sell for higher prices than our domestic units. Parts sales are estimated to stay relatively flat from approximately $2.4 million during the twelve months ended September 30, 2008 to approximately $2.6 million for the twelve months ending December 31, 2009.

Cost of revenues (excluding depreciation and amortization expenses)

•	Cost of revenues (excluding depreciation and amortization expenses) is projected to be $38.9 million for the twelve months ending December 31, 2009, as compared to $30.7 million for the twelve months ended September 30, 2008 on a pro forma basis. The reasons for the anticipated increase in our cost of revenues are presented below.

•	Cost of compression and other services is estimated to be $33.4 million for the twelve months ending December 31, 2009, as compared to $25.1 million for the twelve months ended September 30, 2008 on a pro forma basis. These costs include personnel and various other field service costs that are added mostly in proportion to the addition of GasJacktm units in the U.S., Canada and Mexico and well monitoring packages in Mexico. This increase in expense is primarily attributable to the growth of compression and other service revenue described above. Our ongoing cost of refurbishing our units is reflected within our maintenance and repair expense within cost of compression and other services. Maintenance and repair expense is estimated to be $10.1 million for the twelve months ending December 31, 2009, compared to $7.8 million for the twelve months ended September 30, 2008.

•	We are estimating that cost of sales of compressors and parts will stay relatively flat from $5.6 million for the twelve months ended September 30, 2008 on a pro forma basis to $5.5 million for the twelve months ending December 31, 2009, as a result of the pro forma adjustments, lower number of GasJacktm units sold and higher average sales prices as described above.

Selling, general and administrative expense

•	We estimate that selling, general and administrative expense will be $15.4 million for the twelve months ending December 31, 2009 as compared to $10.7 million for the twelve months ended September 30, 2008 on a pro forma basis. This increase in selling, general and administrative expense is partially attributable to estimated incremental expenses associated with being a publicly traded limited partnership of approximately $2.1 million. The increase in selling, general and administrative expense is also associated with the increased number of sales people and various other general and administrative personnel to support our organic growth initiatives. Furthermore, this expense includes the costs associated with TETRA’s prior year equity compensation grants of approximately $0.9 million during the twelve months ended September 30, 2008 and our estimate of $0.4 million during the twelve months ending December 31, 2009. The Partnership will also have an equity incentive plan that is estimated at $1.6 million during the twelve months ending December 31, 2009. We are required to repay costs borne by TETRA on our behalf under the omnibus agreement. These costs from TETRA were approximately $1.2 million during the twelve months ended September 30, 2008, and are expected to be approximately $1.2 million during the twelve months ending December 31, 2009.

Depreciation and amortization expense

•	We estimate that depreciation and amortization expense will be $10.9 million for the twelve months ending December 31, 2009, as compared to $8.0 million for the twelve months ended September 30, 2008 on a pro forma basis. Depreciation expense is assumed to continue to be based on consistent average depreciable asset lives and depreciation methodologies, taking into account estimated capital expenditures primarily for our expanded fleet of GasJacktm units and other assets as described below.

Interest expense (income)

•	Interest income will be earned on the net proceeds of the offering at an assumed 2.0% interest rate. Net proceeds from the offering will be used, over time, to fund expansion capital expenditures. At the time of this offering, we will not have an outstanding line of credit due to the fact that we will retain all of the net proceeds of this offering. We will enter into a credit agreement to satisfy future liquidity needs at a later date.

Provision for income taxes

•	While we will not be subject to U.S. federal income tax, we will incur income taxes and will be subject to withholding requirements related to our operations in Canada and Mexico. Furthermore, we will also incur Texas Margin Tax which, in accordance with SFAS No. 109, is classified as an income tax for reporting purposes. The current income tax shown in the calculation of cash available for distribution includes only the cash portion of such taxes and is net of any deferred income tax expense.

Capital expenditures

•	We project that maintenance capital expenditures will be $3.4 million for the twelve months ending December 31, 2009 compared to $2.2 million for the twelve months ended September 30, 2008 on a pro forma basis. Maintenance capital expenditures for the twelve months ended September 30, 2008 primarily reflect the cost of newly manufactured units to replace sold service units in excess of the book value of the service units that were sold. Estimated maintenance capital expenditures for the twelve months ending December 31, 2009 primarily reflect periodic replacement costs of our vehicles that are used by our sales and field service personnel. We estimate that future sales of GasJacktm units will be primarily of newly manufactured units, rather than previously used units, eliminating the need for maintenance capital expenditures for replacement of units sold from our service fleet. It should be noted that the ongoing cost of refurbishing our units is captured within our maintenance and repair expense within cost of compression and other services. Maintenance and repair expense is estimated to be $10.1 million for the twelve months ending December 31, 2009, compared to $7.8 million for the twelve months ended September 30, 2008.

•	We project that expansion capital expenditures will be $17.0 million for the twelve months ending December 31, 2009 compared to $18.3 million for the twelve months ended September 30, 2008 on a pro forma basis. This difference is relatively small due to an allocation to us rather than Compressco of substantially all future growth of our business, while the twelve month period ended September 30, 2008 reflects a pro forma allocation of only 67% of our predecessor’s domestic expansion capital expenditures. Excluding the effects of this pro forma allocation, our growth capital expenditures would have been approximately $26.1 million for the twelve months ended September 30, 2008. Expansion capital expenditures are primarily the cost of new GasJacktm units and, to a lesser extent, vehicles and other assets that are added as our production enhancement and other businesses grow organically.

While we believe that our assumptions supporting our estimated EBITDA and cash available for distribution for the twelve months ending December 31, 2009 are reasonable in light of management’s current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual EBITDA and cash available for distribution that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full initial quarterly distribution on all of our units for the four-quarter period ending December 31, 2009, in which event the market price of the common units may decline materially.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT
RELATING TO CASH DISTRIBUTIONS

Distributions of Available Cash

General.  Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2008, we distribute all of our available cash to our unitholders of record on the applicable record date and to our general partner. We will distribute 99.9% of our available cash to our common unitholders, pro rata, and 0.1% of our available cash to our general partner.

Definition of Available Cash.  Available cash, for each fiscal quarter, means all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our future debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	less any proceeds received from this offering or any subsequent equity or debt securities offerings;

•	plus, if our general partner so determines, all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional partnership units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional partnership units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional partnership units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

At or prior to the completion of this offering, TETRA will contribute to us a portion of our predecessor’s business, equipment and other assets, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.” on page 4. All historical operations, results of operations, financial statements and notes to the financial statements presented throughout this prospectus reflect those of our predecessor and exclude the pro forma adjustments required to reflect the portion of our predecessor’s business that will not be contributed to us in connection with this offering. Because our operations will not represent the entirety of our predecessor’s business, and due to other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Items Impacting the Comparability of Our Financial Results,” certain total amounts that will be presented in our future results of operations may not be initially comparable to our predecessor’s historical results.

The pro forma financial statements presented herein reflect the results of the portion of our predecessor’s operations that will be contributed to us in connection with this offering, including: (1) the portion of our predecessor’s domestic operations that our counsel has concluded will generate qualifying income under Section 7704 of the Internal Revenue Code, or “qualifying income,” as of the date of the preparation of the pro forma financial statements, together with certain domestic non-qualifying income producing operations, (2) our predecessor’s Canadian operations and (3) the portion of predecessor’s Mexican operations that our counsel has concluded will generate qualifying income as of the date of the preparation of the pro forma financial statements. Compressco is continuing to modify the terms of certain existing domestic customer contracts to provide that, upon their contribution to us in connection with this offering, the production enhancement services we perform under those customer contracts that our counsel has concluded will generate qualifying income. As of the date of the pro forma information presented below, our pro forma revenues represent approximately 73% and 72% of our predecessor’s revenues for the pro forma year ended December 31, 2007 and nine months ended September 30, 2008, respectively. In addition, the equipment and other assets of Compressco that will be contributed to us represent approximately     % of our predecessor’s pro forma assets as of September 30, 2008. As more contracts are modified in the future and prior to the completion of this offering, we will periodically update the pro forma financial statements to reflect the anticipated contribution of those modified contracts to us. We do not expect to proceed with the offering until such time as the modified contracts would enable us, upon their contribution to us in connection with this offering, to generate, on a pro forma basis, not less than 75% of our predecessor’s revenues for the nine months ended September 30, 2008.

The following table shows selected historical combined financial and operating data of our predecessor and pro forma financial data of Compressco Partners for the periods and as of the dates presented. The selected historical financial data as of December 31, 2007, 2006, and 2003, as well as the selected historical financial data for the three-year period ended December 31, 2007 and year ended December 31, 2003, have been derived from the audited consolidated financial statements of our predecessor. The selected historical financial data as of December 31, 2005 and 2004, as well as the selected historical financial data for the year ended December 31, 2004 and nine months ended September 30, 2008 and 2007, have been derived from the unaudited consolidated financial statements of our predecessor. The selected pro forma financial data for the year ended December 31, 2007 and nine months ended September 30, 2008 are derived from the unaudited pro forma financial statements of Compressco Partners included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the completion of this offering had taken place on September 30, 2008, in the case of the pro forma balance sheet, or as of January 1, 2007, in the case of the pro forma statements of operations for the year ended December 31, 2007 and the nine months ended September 30, 2008. These transactions include:

•	the issuance by us of common units to the public, Compressco, Inc. and TETRA International Incorporated, general partner units to Compressco Partners GP and the use of the net proceeds therefrom; and

•	the contribution to us of a portion of Compressco’s businesses, equipment and other assets, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.” on page 4.

We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical combined and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma financial statements and accompanying notes included elsewhere in this prospectus

In July 2004, Compressco was acquired by TETRA for approximately $94 million cash and, as a result of this acquisition, Compressco became a wholly owned subsidiary of TETRA. In addition, TETRA repaid Compressco’s outstanding bank debt of approximately $15.8 million. As a result of the acquisition, Compressco’s balance sheet reflected the allocation of the acquisition consideration to the fair value of the assets acquired and liabilities assumed by TETRA, including the allocation of goodwill. As a result, the selected financial information presented below for periods prior to the acquisition by TETRA may not be comparable to subsequent periods, including the provision of U.S. Federal income taxes prior to being included in the consolidated income tax return of TETRA.

The following table includes the non-GAAP financial measure of EBITDA. We define EBITDA as earnings before interest expense, income taxes, depreciation and amortization. For a reconciliation of EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “— Non-GAAP Financial Measures” on page 15.

Selected Historical and Pro Forma Financial and Operating Data

								Compressco Partners, L.P.
									Pro Forma
								Pro Forma	Nine Months
	Compressco Partners Predecessor							Year Ended	Ended
	Year Ended December 31,					Nine Months Ended September 30,		December 31,	September 30,
	2003	2004	2005	2006	2007	2007	2008	2007	2008
						(unaudited)		(unaudited)

Statement of Operations Data:
Revenue	$22,756	$35,237	$50,034	$65,323	$83,554	$60,459	$71,342	$60,898	$51,494
Cost of revenue	9,762	16,146	23,926	29,915	37,514	27,004	31,918	27,520	22,675
Selling, general and administrative expenses	4,663	5,855	8,117	10,360	12,539	9,014	10,235	9,764	7,940
Depreciation and amortization expense	1,965	3,098	4,493	6,359	9,300	6,769	8,603	7,230	6,024
Other (income) expense, net	1,022	626	(3)	59	(31)	(34)	32	—	—

Net income before taxes	5,344	9,512	13,501	18,630	24,232	17,706	20,554	16,384	14,855
Provision for income taxes	2,028	2,010	516	1,029	660	502	941	637	874

Net income	$3,316	$7,502	$12,985	$17,601	$23,572	$17,204	$19,613	$15,747	$13,981

Pro forma net income per limited partner unit								$	$

Balance Sheet Data (at Period End):
Working capital(1)	$5,294	$10,527	$14,691	$19,419	$26,584	$23,620	$33,438	—	$(2)
Total assets	32,722	119,861	138,634	163,354	185,357	181,945	212,155	—
Partners’ capital/net parent equity	8,180	117,498	135,354	159,961	181,654	177,615	207,265	—
Other Financial Data:
EBITDA	8,416	13,236	17,994	24,989	33,532	24,475	29,157	23,614	20,879
Capital expenditures	9,640	15,818	18,349	25,917	23,846	20,130	26,959
Cash flows provided by (used in):
Operating activities	5,360	10,300	13,280	20,573	27,077	21,672	21,668	—	—
Investing activities	(9,448)	(15,724)	(18,418)	(25,862)	(23,815)	(20,251)	(27,483)	—	—
Financing activities	4,158	(20,817)	4,315	6,056	(3,464)	(861)	5,573	—	—
Operating Data:
Total GasJacktm units (at period end)	1,166	1,542	1,990	2,595	3,108	3,062	3,596	—	—
Average number of GasJacktm units in service (during period)	920	1,247	1,613	2,054	2,530	2,491	2,921	—	—
Average GasJacktm unit utilization (during period)(3)	93.6%	92.0%	90.3%	89.6%	87.6%	87.3%	86.6%	—	—

(1)	Working capital is defined as current assets minus current liabilities.

(2)	Includes net proceeds from the offering.

(3)	We define average GasJacktm unit utilization as the number of GasJacktm units being used to provide services on customer well sites divided by the total number of GasJacktm units in our fleet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the combined financial statements of our predecessor and the notes thereto, and the other financial information appearing elsewhere in this prospectus. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See “Forward-Looking Statements” on page 149 and “Risk Factors” on page 16.

References in this prospectus to “Compressco Partners,” “we,” “our,” “us,” “the Partnership” or like terms refer to Compressco Partners, L.P. and its wholly owned subsidiaries, including Compressco Partners Operating, LLC, or “Compressco Partners Operating.” References to “Compressco” refer to Compressco, Inc., a wholly owned subsidiary of TETRA Technologies, Inc., or “TETRA,” and Compressco’s subsidiaries. References to “Compressco Partners GP” or “our general partner” refer to our general partner, Compressco Partners GP Inc., a wholly owned subsidiary of Compressco. References in this prospectus to “Compressco Partners Predecessor” or “our predecessor” refer to the predecessor of Compressco Partners for accounting purposes. As further described elsewhere in this prospectus, our predecessor consists of (1) all of the historical assets, liabilities and operations of Compressco, combined with (2) certain assets, liabilities and operations of the subsidiaries of TETRA conducting wellhead compression-based production enhancement services and related well testing and monitoring services in Mexico.

At or prior to the completion of this offering, TETRA will contribute to us a portion of our predecessor’s business, equipment and other assets, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.” on page 4. All historical operations, results of operations, financial statements and notes to the financial statements presented throughout this prospectus reflect those of our predecessor and exclude the pro forma adjustments required to reflect the portion of our predecessor’s business that will not be contributed to us in connection with this offering. Because our operations will not represent the entirety of our predecessor’s business, and due to other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Items Impacting the Comparability of Our Financial Results,” certain total amounts that will be presented in our future results of operations may not be initially comparable to our predecessor’s historical results.

Overview

We are a leading provider of wellhead compression-based production enhancement services, or “production enhancement services,” to a broad base of natural gas and oil exploration and production companies operating throughout 14 states that encompass most of the onshore producing regions of the United States, as well as in Canada and Mexico. Our production enhancement services improve the value of natural gas and oil wells by increasing daily production and total recoverable reserves. Our production enhancement services also include related liquids separation and gas metering services. While our services are applied primarily to mature, wells with low formation pressures, our services are also employed on newer wells that have experienced significant production declines or are characterized by lower formation pressures. In connection with the performance of these services, we provide ongoing well evaluations and, in Mexico, well testing and monitoring services. In addition, we design and manufacture the GasJacktm units, or “GasJacktm units,” we use in providing our production enhancement services.

Our predecessor’s production enhancement services business experienced substantial organic growth (as opposed to growth through acquisitions) over the past five years. Our predecessor’s fleet of GasJacktm units grew from 761 units as of December 31, 2002 to 2,763 units as of December 31, 2007, representing a 263% increase. Our predecessor’s revenues grew during that period from approximately $14.9 million during 2002 to approximately $83.6 million during 2007, representing a 460% increase. During the nine months ended September 30, 2008, our predecessor’s revenues grew to $71.3 million, as compared to $60.5 million for the same period in 2007, and our fleet of GasJacktm units in service grew from 2,763 units as of December 31, 2007 to 3,080 units as of September 30, 2008. This growth was generated entirely by organic expansion, with no acquisitions made during this five-year period.

At or prior to the completion of this offering, TETRA will contribute to us a portion of our predecessor’s business, equipment and other assets, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.” on page 4.

How We Evaluate Our Operations

•	Operating Expenses. We define operating expenses as costs associated with providing production enhancement services. The most significant portion of our operating expenses include the labor costs of our field personnel, repair and maintenance of our equipment, and the fuel and other utilities consumed by us while providing our services. Other materials consumed while performing our services, ad valorem taxes, sales taxes and insurance expenses compose the significant remainder of our operating expenses. Our operating expenses generally fluctuate depending on the scope of the activities performed during a specific period. Our labor costs consist primarily of wages for our field personnel, as well as expenses related to their training and safety. We use operating expenses as a performance measure for each of our customers’ work sites. We also track our operating expenses on a company-wide basis, using month-to-month, year-to-date and year-to-year comparisons, and as compared to budget. This analysis is useful in identifying adverse, company-wide cost trends and allows us to investigate the cause of any adverse trends and implement remedial measures if the cause or cure is within our control.

•	EBITDA. We view EBITDA as one of our primary management tools, and we track this item on a monthly basis both in dollars and as a percentage of revenue (compared to the prior month, prior year-to-date period and prior year) and to budget. We define EBITDA as earnings before interest, taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, including investors, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance and return on capital as compared to those of other companies in the production enhancement business, without regard to financing or capital structure; and

•	the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities.

EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities, as other entities may not calculate EBITDA in the same manner as we do. Management compensates for the limitations of EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this knowledge into management’s decision-making processes.

•	Average Utilization Rate of GasJacktm Units. We measure the average GasJacktm unit utilization rate of our fleet of GasJacktm units as the number of units currently used to provide services on customer well sites divided by the total number of GasJacktm units in our fleet. Our management primarily uses this metric to manage the number of idle units in our fleet and to determine future production of GasJacktm units by our manufacturing operations. We believe that keeping the average utilization rate of our GasJacktm units between 80% and 90% provides us with the optimal balance of limiting idle units, which tie up capital investments, and having additional units available for customer well sites on relatively short notice. We track our average utilization rates on a monthly basis and make adjustments to our GasJacktm unit production accordingly each month.

The table below sets forth our predecessor’s historical average number of GasJacktm units being utilized to provide services during the periods shown and the average utilization rate of its GasJacktm units during those periods.

						Nine Months
	Year Ended December 31,					Ended
	2003	2004	2005	2006	2007	September 30, 2008

Average number of units in service during period	920	1,247	1,613	2,054	2,530	2,921
Average utilization rate during period	93.6%	92.0%	90.3%	89.6%	87.6%	86.6%

While our utilization rate has been declining marginally over time, this decrease reflects the managed growth of our GasJacktm unit fleet to achieve utilization rates within our targeted optimization rate.

•	Net Increase in GasJacktm Fleet Size. We define the net increase in our fleet size during a given period of time as the difference between the number of GasJacktm units we placed into service less the number of GasJacktm units we removed from service. Management uses this metric to evaluate our operating performance and specifically the effectiveness of our marketing efforts to grow our overall base of business.

Risks that Impact Our Business

We believe the key risks that impact our business are:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and general partner units at the initial quarterly distribution rate under our cash distribution policy.

•	On a pro forma basis we would not have had sufficient cash available for distribution to pay the full initial quarterly distribution on our common units and general partner units for the twelve months ended December 31, 2007 and September 30, 2008.

•	The assumptions underlying our estimate of cash available for distribution we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual results to differ materially from those estimated.

•	We may be unable to achieve our expected organic growth or market penetration.

•	We depend on domestic and international demand for and production of natural gas, and a reduction in this demand or production could adversely affect the demand or the prices we charge for our services, which could cause our revenue and cash available for distribution to our unitholders to decrease.

•	The impact of the current global financial crisis on our customers’ level of demand, and ability to pay, for our services could adversely affect our business.

•	Our ability to manage and grow our business effectively and provide adequate production enhancement services to our customers may be adversely affected if our general partner loses its management or is unable to retain trained personnel.

•	We have five customers that collectively accounted for approximately 40.5% of our pro forma 2007 revenues. Our services will be provided to these customers pursuant to short-term contracts, which typically are cancellable with 30 days’ notice. The loss of any of these significant customers would result in a decline in our revenue and cash available to pay distributions to our unitholders.

•	We depend on particular suppliers and are vulnerable to product shortages and price increases, which could have a negative impact on our results of operations and cash available for distribution to our unitholders.

•	We face competition that may cause us to lose market share and harm our financial performance.

•	We are a restricted subsidiary under the TETRA Credit Facility and certain other indebtedness and TETRA is subject to various covenants under that facility and other indebtedness with respect to its restricted subsidiaries, which may adversely affect our operations.

•	Our ability to grow in the future is dependent on our ability to access external expansion capital.

•	We will not have a credit facility at the closing of this offering and may be unable to obtain financing or enter into a credit facility on acceptable terms or at all in the future.

•	Our general partner is a restricted subsidiary and a guarantor under the TETRA Credit Facility and the TETRA Senior Notes; in the event TETRA is unable to meet its obligations under the TETRA Credit Facility and the TETRA Senior Notes, or is declared bankrupt, our partnership may be dissolved.

•	The credit and risk profile of TETRA could adversely affect our business and our ability to make distributions to our unitholders.

•	We may be unable to negotiate extensions or replacements of our contracts with our customers, which are generally cancellable on 30 days’ notice, which could adversely affect our results of operations and cash available for distribution to our unitholders.

•	We may be unable to acquire the remainder of our predecessor’s production enhancement services business, which could limit our ability to increase our cash available for distribution to our unitholders.

•	Our reliance on TETRA for certain general and administrative support services and our limited ability to control certain costs could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

•	We are subject to environmental regulation, and changes in these regulations could increase our costs or liabilities.

•	TETRA and Compressco may compete with us in the future, which could adversely affect our results of operations and cash available for distribution to our unitholders.

•	We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

•	An increase in interest rates may cause the market price of our common units to decline.

•	An impairment of goodwill could reduce our earnings.

For a more complete description of the risks associated with our business, please read “Risk Factors” on page 16.

Industry Trends

We believe we will be able to continue growing our business organically by capitalizing on the following positive, long-term fundamentals, which we believe exist for the production enhancement services industry:

•	Most of the wells that would benefit from our production enhancement services do not currently utilize those services;

•	The aging of producing natural gas fields will require more of our production enhancement services;

•	Natural gas production from unconventional sources, including tight sands, shales and coalbeds, is expected to continue to increase, according to the Energy Information Administration, and production from these unconventional sources could benefit from our production enhancement services due to typically lower formation pressures; and

•	Natural gas producers continue to outsource their requirements for the production enhancement services we provide.

We intend to increase our coverage within our current domestic and international markets, pursue additional domestic and international growth opportunities, improve our service offerings, promote our additional service applications, including vapor recovery services and production enhancement services on pumping oil wells, and continue to leverage our relationships with TETRA and its customers, as further described in “Business Strategies” on page 69. Such growth is expected to be funded by cash provided by operations, from the proceeds received from this offering, from issuances of additional common units and from future borrowings.

Items Impacting the Comparability of Our Historical Financial Results to our Future Results of Operations

The future results of our operations may initially not be comparable to our predecessor’s historical results of operations for the periods presented below, for the reasons described below:

•	We will not receive all of the customer contracts, equipment and other assets of our predecessor. The financial reporting impact of the difference between the business previously conducted by our predecessor and the business to be conducted by us is material and reflected in the pro forma financial statements presented in this prospectus.

•	Our domestic services contracts, many of which were modified to provide that the services we provide under those services contracts will generate qualifying income, require us to pay certain ad valorem taxes, sales taxes and insurance expenses that were not paid by our predecessor under the pre-existing form of those services contracts.

•	The results of our predecessor’s operations include an allocation of certain selling, general and administrative expenses from TETRA. Upon completion of this offering, we will be charged for certain selling, general and administrative costs in accordance with an omnibus agreement between TETRA, Compressco and us, and the amount of such charges could vary from the amounts presented in our predecessor’s results of operations.

•	Upon completion of this offering, we anticipate that we will incur additional selling, general and administrative expenses of approximately $2.0 million per year as a result of being a publicly traded limited partnership, including costs associated with annual and quarterly reports to our unitholders, annual financial audits, Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, attorney fees, incremental director and executive officer liability insurance costs and director compensation.

•	Following this offering, our operations will be conducted in a limited partnership, which will be treated as a partnership for U.S. federal income tax purposes. Accordingly, we will not pay federal income taxes in the U.S. Additionally, given our partnership structure and cash distribution policy, we will distribute substantially all of our available cash from operating surplus at the end of each quarter (excluding cash reserved to operate our business). Finally, our pro forma revenues and average number of units in service will be smaller than those of our predecessor since not all of our predecessor’s production enhancement services business will be contributed to us. We expect all new business following the offering to be conducted by the partnership and not by Compressco, producing growth in revenue and average units in service in absolute terms that is comparable to those experienced by our predecessor. However, when this absolute growth in revenues and average GasJacktm units in service is compared to prior period revenues and average GasJacktm units in service that have been reduced due to pro forma adjustments, a higher growth rate for the partnership will be achieved.

•	The offering proceeds, net of underwriting discounts and commissions and expenses associated with the offering, will be used to fund our working capital requirements and the future growth and expansion of our business, including costs to expand our GasJacktm unit fleet and costs associated with increasing and training our Senior Gas Production Specialists, optimization specialists and field mechanics.

Results of Operations

The following data should be read in conjunction with the Combined Financial Statements and the associated Notes contained elsewhere in this prospectus.

Compressco Partners Predecessor

						Period-to-Period Change
								Nine Months
				Nine Months Ended		Year Ended		Ended
	Year Ended December 31,			September 30,		2006	2007	September 2008
Combined Results of Operations	2005	2006	2007	2007	2008	vs. 2005	vs. 2006	vs. September 2007
	(In thousands)
				(unaudited)

Revenues:
Compression and other services	$38,575	$54,442	$70,914	$51,425	$64,520	$15,867	$16,472	$13,095
Sales of compressors and parts	11,459	10,881	12,640	9,034	6,822	(578)	1,759	(2,212)

Total revenues	$50,034	$65,323	$83,554	$60,459	$71,342	$15,289	$18,231	$10,883
Cost of revenues:
Cost of compression and other services	16,365	22,420	29,849	21,694	27,314	6,055	7,429	5,620
Cost of compressors and parts sales	7,561	7,495	7,665	5,310	4,604	(66)	170	(706)

Total cost of revenues	$23,926	$29,915	$37,514	$27,004	$31,918	$5,989	$7,599	$4,914
Selling, general and administrative expense	8,117	10,360	12,539	9,014	10,235	2,243	2,179	1,221
Depreciation and amortization	4,493	6,359	9,300	6,769	8,603	1,866	2,941	1,834
Other (income) expense, net	(3)	59	(31)	(34)	32	62	(90)	66

Income before income taxes	$13,501	$18,630	$24,232	$17,706	$20,554	$5,129	$5,602	$2,848
Provision for income taxes	516	1,029	660	502	941	513	(369)	439

Net income	$12,985	$17,601	$23,572	$17,204	$19,613	$4,616	$5,971	$2,409

						Period-to-Period Change
	Percentage of Total Revenues								Nine Months
	Year Ended			Nine Months Ended		Year Ended			Ended
	December 31,			September 30,		2006		2007	September 2008
Combined Results of Operations	2005	2006	2007	2007	2008	vs. 2005		vs. 2006	vs. September 2007
	(In thousands)
				(unaudited)

Revenues:
Compression and other services	77.1%	83.3%	84.9%	85.1%	90.4%	41.1%		30.3%	25.5%
Sales of compressors and parts	22.9%	16.7%	15.1%	14.9%	9.6%	(5.0)%		16.2%	(24.5)%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	30.6%		27.9%	18.0%
Cost of revenues:
Cost of compression and other services	32.7%	34.3%	35.7%	35.9%	38.3%	37.0%		33.1%	25.9%
Cost of compressors and parts sales	15.1%	11.5%	9.2%	8.8%	6.5%	(0.9)%		2.3%	(13.3)%

Total cost of revenues	47.8%	45.8%	44.9%	44.7%	44.7%	25.0%		25.4%	18.2%
Selling, general and administrative expense	16.2%	15.9%	15.0%	14.9%	14.3%	27.6%		21.0%	13.5%
Depreciation and amortization	9.0%	9.7%	11.1%	11.2%	12.1%	41.5%		46.2%	27.1%
Other (income) expense, net	0.0%	0.1%	0.0%	0.0%	0.0%	N/	M	(152.5)%	(194.1)%
Income before income taxes	27.0%	28.5%	29.0%	29.3%	28.8%	38.0%		30.1%	16.1%

Net income	26.0%	26.9%	28.2%	28.5%	27.5%	35.5%		33.9%	14.0%

Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007

Revenue.  Our predecessor’s combined revenues for the nine months ended September 30, 2008 increased $10.9 million to $71.3 million, compared to $60.5 million for the nine months ended September 30, 2007, an increase of 18.0%. This change was primarily associated with a 25.5% increase in services revenues, as our predecessor utilized an average of 2,921 GasJacktm units to provide services during the nine months ended September 30, 2008 compared to an average of 2,491 GasJacktm units during the nine months ended September 30, 2007. In addition, average GasJacktm rates increased 6% during the nine months ended September 30, 2008 over the prior year’s period. Domestic revenues increased $7.6 million during the nine months ended September 30, 2008 to $57.1 million, a 15.4% increase over the prior year’s period. Mexican revenues for the nine months ended September 30, 2008 increased 86.2% to $8.6 million, due to a significant increase in our predecessor’s business in Mexico. Canadian revenues declined from $6.4 million for the nine months ended September 30, 2007 to $5.6 million for the nine months ended September 30, 2008, primarily as a result of lower capital spending by Canadian exploration and production companies caused by decreased prices for natural gas from Canada and increased production costs. Revenues from sales of GasJacktm units and parts also decreased to $6.8 million for the nine months ended September 30, 2008 compared to $9.0 million for the prior year’s period.

Cost of revenue.  Combined cost of revenues increased from $27.0 million for the nine months ended September 30, 2007 to $31.9 million for the same period in 2008, an increase of $4.9 million or 18.2%. This change reflects the increased number of GasJacktm units being utilized to provide services, with cost of compression and other services increasing $5.6 million during the nine months ended September 30, 2008 over the prior year’s period. This increase was primarily driven by increases in field labor, repair and maintenance and fuel costs, reflecting the increased service fleet during the first nine months of 2008 compared to the prior year period. Domestic cost of revenues made up the greatest portion of this change, commensurate with an increase in domestic services revenues. This increase in cost of revenues more than offset the slight decrease in cost of GasJacktm units sold. As a percentage of combined revenues, cost of revenues remained flat at 44.7% for the nine months ended September 30, 2007 and 2008, as increased operating expenses, including the hiring of additional field services, call center personnel, fuel and fleet maintenance costs were offset by decreased cost of sold GasJacktm units.

Selling, general and administrative expense.  Selling general and administrative expenses increased from $9.0 million for the nine months ended September 30, 2007 to $10.2 million for the current year’s period, an increase of $1.2 million or 13.5%. This increase was consistent with the overall growth of our predecessor’s operations. As a percentage of combined revenues, our predecessor’s selling, general and administrative expense decreased during the nine months ended September 30, 2008 to 14.3% compared to 14.9% for the prior year’s period. Selling, general and administrative expense includes costs allocated by TETRA for administrative costs incurred by TETRA.

Depreciation and amortization.  Depreciation and amortization expense primarily consists of the depreciation of GasJacktm units. In addition, depreciation and amortization expense also includes the depreciation of other operating equipment and facilities locations, as well as the amortization of certain intangible assets. Depreciation and amortization expense increased $1.8 million during the nine months ended September 30, 2008 over the nine months ended September 30, 2007, an increase of approximately 27.1%. This change was primarily due to the increased size and cost of the GasJacktm unit fleet.

Income before taxes and net income.  Income before taxes for the nine months ended September 30, 2008 was $20.6 million, compared to $17.7 million for the nine months ended September 30, 2007, an increase of $2.8 million or 16.1%. As a percentage of combined total revenues, income before taxes decreased to 28.8% for the nine months ended September 30, 2008, compared to 29.3% for the prior year’s period. Provision for income taxes relates to international operations in Canada and Mexico and certain domestic state taxes. No amount of domestic Federal income taxes has been included, as our predecessor’s operations are included as part of the consolidated tax return of TETRA and the Partnership will be exempt from U.S. taxation. Net income for the nine months ended September 30, 2008 was $19.6 million, compared to $17.2 million for the prior year’s period, an increase of $2.4 million or 14.0%. As described above, our predecessor’s profitability increased as a result of growth domestically and in Mexico, despite decreased profitability during 2008 in Canada.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue.  Our predecessor’s combined revenues increased from $65.3 million for 2006 to $83.6 million for 2007, an increase of $18.2 million or 27.9%. This change was primarily associated with a 30.3% increase in services revenues, as our predecessor utilized an average of 2,530 GasJacktm units to provide services during 2007, compared to an average of 2,054 GasJacktm units during 2006. In addition, average GasJacktm utilization rates increased approximately 3% during 2007. Domestic revenues increased 37.4% during 2007 from $49.7 million for 2006 to $68.3 million for 2007. In addition, Mexican revenues increased $3.3 million during 2007, with $6.9 million of revenue for 2007 compared to $3.5 million for 2006. Canadian revenues declined $3.7 million, or 30.5%, from $12.1 million for 2006 to $8.4 million for 2007, primarily as a result of lower capital spending by Canadian exploration and production companies caused by decreased prices for natural gas from Canada and increased production costs. Approximately $1.8 million of the increase in combined revenues was also due to increased sales of GasJacktm units during 2007 compared to 2006, as the number of GasJacktm units sold increased from 146 for 2006 to 201 for 2007, and due to higher margins on sales of GasJacktm units during 2007 compared to 2006.

Cost of revenue.  Combined cost of revenues increased from $29.9 million for 2006 to $37.5 million for 2007, an increase of $7.6 million or 25.4%. This change reflects the increased number of GasJacktm units in service, with cost of services increasing $7.4 million during 2007 compared to 2006. The majority of the increased cost of services was due to increased field labor costs, repair and maintenance, and fuel costs, associated with the increased service fleet. Domestic cost of revenues made up the greatest portion of this change, commensurate with the increase in domestic services revenues. To a lesser extent, cost of compressors and parts sales increased $0.2 million as a result of increased sales of GasJacktm units and parts. As a percentage of combined revenues, however, cost of revenues decreased from 45.8% for 2006 to 44.9% for 2007 primarily due to higher margins on sales of units during 2007 compared to 2006.

Selling, general and administrative expense.  As a percentage of combined revenues, our predecessor’s selling, general and administrative expense decreased during 2007 to approximately 15.0%, compared to 15.9% for 2006. Selling, general and administrative expense increased by $2.2 million from $10.4 million to $12.5 million, consistent with the overall growth of our predecessor’s operations.

Depreciation and amortization.  Depreciation and amortization expense primarily consists of the depreciation of GasJacktm units. In addition, depreciation and amortization expense also includes the depreciation of other operating equipment and facilities locations, as well as the amortization of certain intangible assets. Depreciation and amortization expense increased $2.9 million during 2007, or approximately 46.2%, primarily due to the increased size of the GasJacktm unit fleet.

Income before taxes and net income.  Income before taxes for 2007 was $24.2 million, compared to $18.6 million for 2006, an increase of $5.6 million or 30.1%. As a percentage of combined total revenues, income before taxes was 29.0% for 2007, compared to 28.5% for 2006. Provision for income taxes relates to international operations in Canada and Mexico and, beginning in 2007, certain domestic state taxes. No amount of domestic Federal income taxes has been included, as our predecessor’s operations are included as part of the consolidated tax return of TETRA and as a partnership we will be exempt from U.S. taxation. Net income for 2007 was $23.6 million, compared to $17.6 million for 2006, an increase of $6.0 million or 33.9%. As described above, our predecessor’s profitability increased as a result of growth domestically and in Mexico, despite decreased profitability during 2007 in Canada.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue.  Combined revenues increased from $50.0 million for 2005 to $65.3 million for 2006, an increase of $15.3 million or 30.6%. This change was due to a 41.1% increase in services revenues, as our predecessor utilized an average of 2,054 GasJacktm units during 2006 compared to an average of 1,613 GasJacktm units to provide services during 2005. Domestic revenues increased 24.8% during 2006 from $39.8 million for 2005 to $49.7 million for 2006. Canadian revenues increased 23.1% during 2006 from $9.8 million for 2005 to $12.1 million for 2006. In late 2005, our predecessor began operations in Mexico, which resulted in increased services revenues of $3.1 million for 2006 compared to 2005. Revenues from the sales of GasJacktm units and parts decreased by $0.6 million during 2006, as the number of GasJacktm units sold declined from 197 for 2005 to 146 for 2006.

Cost of revenue.  Combined cost of revenues increased from $23.9 million for 2005 to $29.9 million for 2006, an increase of $6.0 million or 25.0%. This change reflects the increased number of GasJacktm units being utilized to provide services, with cost of services increasing $6.1 million during 2006 compared to 2005. This increased cost of services was primarily due to the increased field labor and repair and maintenance costs associated with the increased service fleet. Domestic cost of revenues made up the greatest portion of this change, commensurate with domestic services revenues. The increased cost of revenues was partially offset by $0.1 million of decreased cost of GasJacktm unit and parts sales, due to the decreased sales of GasJacktm units discussed above. As a percentage of combined revenues, cost of revenue decreased from 47.8% for 2005 to 45.8% for 2006.

Selling, general and administrative expense.  Selling, general and administrative expenses increased from $8.1 million for 2005 to $10.4 million for 2006, an increase of $2.2 million. As a percentage of combined revenues, however, selling, general and administrative expense decreased slightly during 2006, at approximately 15.9% compared to 16.2% for 2005.

Depreciation and amortization.  Depreciation and amortization expense primarily consists of the depreciation of GasJacktm units. In addition, depreciation and amortization expense also includes the depreciation of other operating equipment and facilities locations, as well as the amortization of certain intangible assets. Depreciation and amortization expense increased $1.9 million during 2006, or approximately 41.5%, primarily due to the increased size of our predecessor’s GasJacktm unit fleet.

Income before taxes and net income.  Income before taxes for 2006 was $18.6 million, compared to $13.5 million for 2005, an increase of $5.1 million or 38.0%. As a percentage of combined total revenues, income before taxes was 28.5% for 2006, compared to 27.0% for 2005. Provision for income taxes relates to international operations in Canada and Mexico. No amount of domestic Federal income taxes has been included, as our predecessor’s operations are included as part of the consolidated tax return of TETRA and the Partnership will be exempt from U.S. taxation. Net income for 2006 was $17.6 million, compared to $13.0 million for 2005, an increase of $4.6 million or 35.5%, largely as a result of our growth and deployment of our GasJacktm unit fleet. As described above, our predecessor’s profitability increased as a result of our overall growth and increased activity in Mexico.

Liquidity and Capital Resources

Our Predecessor’s Liquidity and Capital Resources

Operating Activities.  Net cash from operating activities increased by $6.5 million during 2007 to $27.1 million compared to $20.6 million for 2006, primarily due to the collection of increased service billings during the year, despite the higher accounts receivable balance at December 31, 2007, and despite the increased payments of operating and administrative expenses necessary as a result of our predecessor’s growth in operations. Net cash from operating activities increased by $7.3 million during 2006 to $20.6 million compared to $13.3 million for 2005 also primarily due to the collection of increased service billings in excess of associated operating and administrative expense payments. During the nine months ended September 30, 2008, our predecessor generated an additional $21.7 million of net cash from operating activities.

Investing Activities.  Capital expenditures for 2007 decreased by $2.1 million to $23.8 million compared to $25.9 million for 2006 due to a reduction in the number of GasJacktm units manufactured during the year. In particular, our predecessor significantly decreased the number of GasJacktm units manufactured for our operations in Canada, where activity during the year has been slow. Total GasJacktm units manufactured in 2007 decreased to 726, compared to 751 GasJacktm units completed in the prior year. Capital expenditures for 2006 increased by $7.6 million to $25.9 million compared to $18.3 million for 2005, as the number of GasJacktm units manufactured increased to 751 GasJacktm units from 660 GasJacktm units manufactured during 2005. Through the nine months ended September 30, 2008, our predecessor has expended an additional

$27.0 million, primarily to fund the further increase of its GasJacktm unit fleet by an additional 578 GasJacktm units.

Financing Activities.  Historically, our predecessor’s sources of liquidity included cash internally generated from operations as well as capital contributions from TETRA. Our predecessor’s cash receipts were deposited in TETRA’s bank accounts and all cash disbursements were made from these accounts. Accordingly, the amount of cash reflected in our predecessor’s historical financial statements is not indicative of its actual cash position, as TETRA retained any cash surplus, shortfalls and debt borrowings on its balance sheet. Cash transactions handled by TETRA were reflected in net parent equity. Net cash provided by and used in financing activities represents the pass through of our predecessor’s net cash flows to TETRA, pursuant to its cash management program.

Our Liquidity and Capital Resources

Liquidity.  The amount of available cash we need to pay the initial quarterly distributions for four quarters on our common units and general partner units outstanding immediately after this offering is approximately $      million. Our pro forma available cash to make distributions during the twelve months ended December 31, 2007 and the twelve months ended September 30, 2008 would not have been sufficient to allow us to fully pay the initial quarterly distribution on our common units during these periods. The shortfall in available cash for distributions for the twelve months ended December 31, 2007 and September 30, 2008 would have resulted in distributions with respect to our common units representing approximately     % and     %, respectively, of our initial quarterly distribution. Following this offering, we plan to maintain our own bank accounts, although TETRA’s personnel will manage our cash and investments.

In addition to distributions on our partnership units, our primary short-term liquidity needs are to fund future growth and expansion of our business. We anticipate that our primary source of funds for our short-term liquidity needs will be the net proceeds from this offering, the majority of which will be retained by us to fund the future growth and expansion of our business, including costs to expand our GasJacktm unit fleet and costs associated with increasing and training our Senior Gas Production Specialists, optimization specialists and field mechanics, and the remainder of the net proceeds will be used to fund our working capital requirements, while our long-term liquidity needs primarily relate to further expansion of our GasJacktm unit fleet. We believe that the net proceeds from this offering will be sufficient to meet our existing short-term liquidity needs.

Our long-term liquidity needs will generally be funded from the net proceeds from this offering (which we expect will fund our operations for approximately the next 18 months) and cash generated from our operations, borrowings and the issuance of additional partnership units. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including borrowings and issuance of additional partnership units, to fund capital expenditures. We cannot assure you that we will be able to raise additional funds on favorable terms. For more information, please read “— Capital Requirements” below.

Capital Requirements.  The natural gas production enhancement services business is capital intensive, requiring significant investment to maintain, expand and upgrade existing operations. Our predecessor’s capital requirements historically have been primarily for the expansion of our GasJacktm unit fleet and this will continue to be our primary capital requirement following this offering. Our predecessor’s capital requirements historically have been funded with internally generated cash flows as well as capital contributions from TETRA. Given our objective of growth through the expansion of our operations, both domestically and internationally, we anticipate that we will continue to invest significant amounts of capital to manufacture additional GasJacktm units. As more completely discussed in “Our Cash Distribution Policy and Restrictions on Distributions — Assumptions and Considerations,” for the twelve months ending December 31, 2009, we estimate that our capital expenditures will be approximately $20.4 million, based on an analysis of the anticipated expansion of our GasJacktm unit fleet.

Our Long-Term Ability to Grow will Depend on Our Ability to Access External Expansion Capital.  The amount of cash we have to distribute to our unitholders will be reduced by cash reserves established by our general partner to provide for the proper conduct of our business (including for future capital expenditures).

Although we believe the proceeds of this offering will be sufficient to fund the future growth and expansion of our business and our working capital requirements for approximately the next 18 months, when we have depleted these funds we will need to enter into a credit facility, which we will not have at the closing of this offering, or secure other financing arrangements. Over the long term, we expect that we will rely primarily upon external financial sources, including borrowings and the issuance of debt and equity securities, rather than depleting the remaining cash reserves established by the general partner to fund our expansion capital expenditures. Although we are not a party to, or a borrower or guarantor under, and are not liable for amounts outstanding under the TETRA Credit Facility or the TETRA Senior Notes, we are considered a restricted subsidiary of TETRA for purposes of the TETRA Credit Facility and TETRA Senior Notes. TETRA controls our general partner and the executive officers and directors of our general partner have fiduciary duties not only to our investors, but also to TETRA, as the owner of our general partner. Our status as a restricted subsidiary means that our ability to take certain actions, including incurring indebtedness, making acquisitions and capital expenditures, selling assets and issuing equity, will be indirectly restricted by the TETRA Credit Facility and the TETRA Senior Notes. For as long as we remain a restricted subsidiary, these covenants may also indirectly preclude our ability to obtain a credit facility. See also “Risk Factors” with respect to the implications of our status as a restricted subsidiary under the TETRA Credit Facility and the TETRA Senior Notes. To the extent we are unable to finance our long-term growth externally, our cash distribution policy may significantly impair our ability to grow. In addition, because we will distribute all or a portion of our distributable cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership units in connection with any expansion capital expenditures, the payment of distributions on those additional partnership units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional partnership units, including units ranking senior to the common units.

Contractual Obligations.  The following table summarizes our predecessor’s total contractual cash obligations as of December 31, 2007:

	Payments Due
							More than
		Less than					5 Years
		1 Year	2 Years	3 Years	4 Years	5 Years	(Beyond
	Total	(2008)	(2009)	(2010)	(2011)	(2012)	2012)
	(In thousands)

Operating leases obligations	$131	$113	$10	$8	—	—	—

Total contractual cash obligations	$131	$113	$10	$8	—	—	—

Critical Accounting Policies and Estimates

This discussion and analysis of our predecessor’s financial condition and results of operations is based upon our predecessor’s combined financial statements. Our predecessor’s management prepared these financial statements in conformity with United States generally accepted accounting principles. In preparing our predecessor’s combined financial statements, management makes assumptions, estimates, and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Management bases these estimates on historical experience, available information and various other assumptions it believes to be reasonable under the circumstances. Management periodically evaluates these estimates and judgments, including those related to potential impairments of long-lived assets, the useful life of long-lived assets, the collectability of accounts receivable, and the allocation of certain parent company administrative costs. These judgments and estimates may change as new events occur, as new information is acquired, and with changes in our operating environment. Actual results are likely to differ from current estimates, and those differences may be material. The following critical accounting policies reflect the most significant judgments and estimates used in the preparation of our predecessor’s and our financial statements.

Impairment of Long-Lived Assets — The determination of impairment of long-lived assets, including goodwill, is conducted periodically whenever indicators of impairment are present. Goodwill is assessed for potential impairment at least annually. If such indicators are present, the determination of the amount of impairment is based on our judgments as to the future operating cash flows to be generated from these assets throughout their estimated useful lives. The estimation of future operating cash flows is inherently imprecise and, if our estimates are materially incorrect, it could result in an overstatement or understatement of our financial position and results of operations. In particular, the oil and gas industry is cyclical, and estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have an additional significant impact on the carrying value of these assets and, particularly in periods of prolonged down cycles, may result in impairment charges. While we have not experienced significant impairments in the past, impairments of our long-lived assets could occur in the future, particularly as a result of a significant and sustained deterioration of natural gas production.

Bad Debt Reserves — Reserves for bad debts are calculated on a specific identification basis, whereby we estimate whether or not specific accounts receivable will be collected. Such estimates of future collectibility may be incorrect, which could result in the recognition of unanticipated bad debt expenses in future periods. A significant portion of our revenues come from oil and gas exploration and production companies, and historically our estimates of uncollectible receivables have proven reasonably accurate. If, due to adverse circumstances, however, certain customers are unable to repay some or all of the amounts owed, an additional bad debt allowance may be required, and such amount may be material.

Depreciation — Property and equipment are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using estimated useful lives and salvage values. Estimates of the useful lives and salvage values of our property and equipment, including our compressor fleet, are inherently imprecise and subject to errors in judgment particularly due to unexpected operating conditions, quality of materials and components, and changing market conditions. Although our estimates of useful lives and salvage values have proven reasonably accurate in the past, if the actual useful life of property and equipment is less than the estimate used for purposes of computing depreciation expense, we could experience an acceleration in depreciation expense, which could result in unexpected volatility in our results of operations.

Stock-Based Compensation — In the past, TETRA granted to certain of Compressco’s employees stock options and restricted shares of TETRA common stock that remain outstanding. Effective January 1, 2006, TETRA and its subsidiaries adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123(R), “Share-Based Payment” (SFAS No. 123R) using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized during 2006 and 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 (as amended), “Accounting for Share-Based Compensation” (SFAS No. 123), and (b) compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Such compensation cost associated with Compressco employees has been included in our predecessor’s financial statements beginning in 2006. Prior to the adoption of SFAS 123R, TETRA and its subsidiaries accounted for stock-based compensation using the intrinsic value method, whereby the compensation cost for stock options was measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee was to pay to acquire the stock. In accordance with the modified prospective transition method, results for prior periods have not been restated. In addition to the grants of employee options and restricted stock grants of TETRA common stock, our general partner intends to adopt the 2008 Long-Term Incentive Plan, which will provide for the granting of options, restricted units, and other unit-based awards. The compensation cost for all unit-based payments granted pursuant to the 2008 Long-Term Incentive Plan will also be based on the grant date fair value estimated in accordance with SFAS 123R.

TETRA estimates the fair value of share-based payments of stock options using the Black-Scholes option-pricing model. This option-pricing model requires a number of assumptions, of which the most significant are: expected stock price volatility, the expected pre-vesting forfeiture rate, and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility is calculated based upon actual historical stock price movements over the most recent periods equal to the expected option term. Expected pre-vesting forfeitures are estimated based on actual historical pre-vesting forfeitures over the most recent periods for the expected option term. All of these estimates are inherently imprecise, and may result in compensation cost being recorded that is materially different from the actual fair value of the stock options granted. While the assumptions for expected stock price volatility and pre-vesting forfeiture rate are updated with each year’s option-valuing process, there have not been significant revisions made in these estimates to date.

Methodologies Used by Our Predecessor to Allocate Parent Company Administrative Costs — TETRA and Compressco employed various allocation methodologies to separate certain general and administrative costs incurred by TETRA and recorded in our predecessor’s financial statements presented herein. TETRA provides Compressco with centralized corporate functions such as legal, accounting and financial reporting, treasury, insurance administration, claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and other corporate services and the use of facilities that support these functions. The allocation methodologies are based on an estimate by each parent company function of the time spent on behalf of our business. While the use of incorrect cost allocation estimates could significantly impact our levels of general and administrative expenses, we believe that the methodology and estimates used to allocate indirect costs are reasonable. If certain selling, general and administrative expenses were allocated using different methodologies, our predecessor’s results of operations could have been significantly different from those presented herein.

Recently Issued Accounting Pronouncements

In December 2007, the FASB published SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the impact, if any, the adoption of SFAS No. 160 will have on our financial position and results of operations.

In September 2006, the FASB published SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 establishes a fair value hierarchy and requires disclosure of fair value measurements within that hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 did not have a material impact on our financial statements, but will result in additional disclosures related to the use of fair values in the financial statements.

U.S. NATURAL GAS PRODUCTION ENHANCEMENT SERVICES INDUSTRY

Natural gas compression is used by oil and natural gas exploration and production companies, or “producers,” to assist with the production of oil and natural gas, for transportation of natural gas from one point to another and for enhancing the recovery of crude oil from reservoirs. Most natural gas compression applications involve compressing natural gas for its delivery from one point to another. Low pressure or aging natural gas wells require compression for transportation of produced natural gas into higher pressured natural gas gathering or pipeline systems. Compression at the wellhead is often required because, over the life of a crude oil or natural gas well, reservoir pressure typically declines as reserves are produced. Our GasJacktm unit provides an effective means of performing this required compression.

Along with compression at the wellhead, the production enhancement services that we provide with our GasJacktm units include the following:

•	removal of liquids in natural gas well tubing, which reduces surface pressure and allows natural gas to flow more freely, resulting in increased production and total recoverable reserves;

•	separation of fluids from natural gas flows in the GasJacktm unit prior to compression of the liquid-free natural gas;

•	metering of natural gas and liquids; and

•	various other applications, including the capture of vapors and corresponding reduction of pressures in natural gas condensate holding tanks, as well as the reduction of pressures caused by well casing head gas in oil wells with pumping units that results in an increased flowing bottom hole pressure and typically results in increased oil and natural gas production.

We believe that our production enhancement services offer customers:

•	increased cash flow from producing a higher volume of natural gas;

•	reduced operating, maintenance and equipment costs by allowing us to efficiently manage their changing wellhead compression needs;

•	the ability to more efficiently meet their changing wellhead compression needs over time, while limiting their capital investments in wellhead compression equipment;

•	access to our specialized personnel and technical skills, including engineers and field service and maintenance employees, which generally leads to improved production rates; and

•	the flexibility to deploy their capital on projects more directly related to their primary business by reducing their wellhead compression equipment and maintenance capital requirements.

We believe that the natural gas production enhancement services market continues to demonstrate significant long-term growth potential. According to the Energy Information Administration, or “EIA,” natural gas demand in the U.S. grew at a steady rate from 1998 to 2006 and, according to the EIA’s Annual Energy Outlook 2008, or “AEO2008,” natural gas demand is expected to continue growing over the long term, thereby causing pressure on producers to increase natural gas production to satisfy growing demand. However, until recently, increases in natural gas supply have not corresponded with increases in natural gas well drilling activity. As shown on the following chart, prepared with data made available by the EIA, natural gas production in the United States remained relatively flat from 1998 through 2006, despite significant increases in the number of natural gas wells drilled per year.

U.S. Natural Gas Wells Drilled and Production

Source: EIA.

According to the AEO2008, the cause of this relatively flat natural gas production can be traced to rapidly declining natural gas production from offshore and conventional onshore resources over the last several years. According to the AEO2008, a large portion of the conventional natural gas resource base available in the onshore lower 48 United States has already been discovered. Going forward, newly discovered onshore conventional natural gas resources are expected to have accelerated decline rates, smaller reserves from deeper reservoirs and be more expensive and riskier to drill. Therefore, the EIA forecasts in its AEO2008 reference case that natural gas production in the lower 48 United States from onshore conventional resources will decline by approximately 33% from 2006 through 2030. We believe that these onshore conventional resources will provide additional wells with marginal production that will benefit from our production enhancement services.

According to the EIA’s Short-Term Energy Outlook — November 2008, total US natural gas production is expected to increase annually by approximately 6% in 2008 and 2% in 2009. This increase is primarily due to the continuing and extensive development of unconventional natural gas resources, including tight sands, shales and coalbeds. Advances in drilling and completion techniques, including horizontal drilling, have improved the productivity of these unconventional resource wells and many more of these types of wells are being drilled, as evidenced by the 519 rigs being utilized to drill horizontal wells at month-end May 2008 (or 28% of the total domestic onshore rig fleet) compared to an average of approximately 40 rigs per month (about 6% of total) in the late 1990s. The wells from these unconventional resources are also characterized by lower formation pressures and significant early production declines, which we believe provide an opportunity to employ our production enhancement services earlier than on conventional wells. We are currently providing our services on 44 natural gas wells in the Barnett Shale, one of the largest unconventional natural gas resources in the United States. We anticipate that we will provide our production enhancement services to a growing number of newer wells producing from unconventional resources.

We primarily target natural gas wells in our operating regions that produce between 30 thousand and 300 thousand cubic feet of natural gas per day (“Mcf/d”) and, to ensure that our GasJacktm unit’s ability to separate fluids is effective, we only target wells that produce less than 50 barrels of water per day. According to EIA, approximately 197,500 natural gas wells in the United States produced approximately 24 Mcf/d to 300 Mcf/d in 2006, an increase of approximately 21% of the number of such wells since 2002. With the rapid pace of drilling over the last several years, we believe that the number of wells with daily production within the range described by the EIA has grown substantially since 2006, although not all of these wells will be candidates for our services. We believe that the majority of the wells we target do not currently utilize production enhancement services, given that we have fewer than 2,900 active domestic GasJacktm units as of September 30, 2008, and that most of our competitors are local and regional companies with smaller fleets. We believe that the limited penetration of this market to date should provide us with significant growth opportunities over the long term.

U.S. Lower 48 Natural Gas Wells by Production Rate (Mcf/Day)

Source: EIA. Well information from Pennsylvania, Illinois and Indiana is unavailable.

Along with increased domestic opportunities, we continue to see strong demand for our services in gas producing regions of Mexico and Canada, and believe that other international regions may become growth areas in the future.

BUSINESS

Overview

We are a leading provider of wellhead compression-based production enhancement services, or “production enhancement services,” to a broad base of natural gas and oil exploration and production companies operating throughout 14 states that encompass most of the onshore producing regions of the United States, as well as in Canada and Mexico. “Production enhancement services” include compression, liquids separation and gas metering services. Our production enhancement services improve the value of natural gas and oil wells by increasing daily production and total recoverable reserves. Our production enhancement services also include related liquids separation and gas metering services. While our services are applied primarily to mature, wells with low formation pressures, our services are also employed on newer wells that have experienced significant production declines or are characterized by lower formation pressures. In connection with the performance of these services, we provide ongoing well evaluations and, in Mexico, well testing and monitoring services. In addition, we design and manufacture the GasJacktm units, or “GasJacktm units,” we use in providing our production enhancement services.

Our predecessor’s production enhancement services business experienced substantial organic growth, as opposed to growth through acquisitions, over the past five years. Our predecessor’s fleet of GasJacktm units grew from 761 units as of December 31, 2002 to 2,763 units as of December 31, 2007, representing a 263% increase. Our predecessor’s revenues grew during that period from approximately $14.9 million during 2002 to approximately $83.6 million during 2007, representing a 460% increase. During the nine months ended September 30, 2008, our predecessor’s revenues grew to $71.3 million, as compared to $60.5 million for the same period in 2007, and our fleet of GasJacktm units in service grew from 2,763 units as of December 31, 2007 to 3,080 units as of September 30, 2008. This growth was generated entirely by organic expansion, with no acquisitions made during this five-year period.

At or prior to the completion of this offering, TETRA will contribute to us a portion of our predecessor’s business, equipment and other assets, as further described in “Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.” on page 4.

Business Strategies

We intend to grow our business organically by executing the following strategies:

•	Increase service coverage within our current domestic and international markets. We provide services to more than 400 natural gas and oil exploration and production companies operating throughout 14 states that encompass most of the onshore producing regions of the United States, as well as Canada and Mexico. Most of our services are performed in the Ark-La-Tex region (encompassing east Texas, north Louisiana and southwest Arkansas), San Juan Basin and Mid-Continent region of the United States. We believe that the majority of the wells we target do not currently utilize our production enhancement services. To realize the potential of this market opportunity, we intend to expand our highly trained service staffs as well as utilize our in-house manufacturing capabilities to increase our fleet of GasJacktm units that we use to provide our services.

•	Pursue additional domestic and international growth opportunities. Along with focusing on our existing markets, we also intend to expand our service coverage into other natural gas producing areas of the United States, Mexico and Canada, as well as other select international markets.

•	Improve our service offerings. We are constantly seeking to improve our services by increasing the efficiency and capabilities of our GasJacktm units, as well as expanding the expertise of our field service personnel through enhanced training and education. We are currently implementing our ePumpertm system, a state-of-the-art SCADA satellite telemetry-based system that allows us to remotely monitor, in real time, whether our services are being continuously provided at the well site. We expect this system to reduce the response time of our field personnel and, consequently, reduce well downtime and increase production for our customers.

•	Promote our additional service applications. While our services improve the value of customers’ natural gas wells by increasing daily production and total recoverable reserves, they also have other applications, such as vapor recovery. Certain types of natural gas wells produce substantial amounts of condensate, which are mostly stored in closed tanks after production. Due to evaporation and other changes in atmospheric pressure, the condensate in these tanks emit vapors, resulting in a loss of condensate and the creation of undue pressure within these tanks. Our GasJacktm units capture such vapors and reduce tank pressures. Our services are further being used in conjunction with oil well pumping units. Our services can reduce pressures caused by casing head gas in oil wells with pumping units, which results in an increased flowing bottom hole pressure and typically results in increased oil and natural gas production for our customers.

•	Leverage our relationships with TETRA and its customers. We intend to leverage our relationships with TETRA and its customers in the natural gas industry to grow our production enhancement services business. As our coverage grows, we believe that we will have opportunities to offer our production enhancement services to some of TETRA’s customers that are not currently using them. For example, the production enhancement services that we provide in Mexico resulted, in large part, from TETRA’s relationship with PEMEX. We expect to continue to work with TETRA to identify opportunities for us to provide our production enhancement services to TETRA’s existing and future customers.

Competitive Strengths

We believe that we are well positioned to successfully execute our business strategies for the following reasons:

•	Our ability to increase the value of natural gas wells. Our customers retain our services because of our ability to identify their underperforming natural gas wells and, through our production enhancement services, increase their production rates. We typically increase hydrocarbon production by more than 120 Mcfd of natural gas, while consuming approximately only 8 to 10 Mcfd of natural gas as fuel. This increase in production extends the well’s productive life and, ultimately, increases total recoverable reserves and cash flows.

•	The favorable market conditions for substantial growth. We believe that the natural gas production enhancement services market continues to demonstrate significant long-term growth potential. The EIA is forecasting that natural gas production from onshore conventional resources will decline by 33% from 2006 to 2030. As a result of this expected decline and the large number of wells drilled from 1998 to 2006, according to the EIA, we believe that onshore conventional resources will provide more mature wells with marginal production that will benefit from our production enhancement services. In addition, according to the EIA, the recent growth in overall domestic natural gas production in 2007 and 2008 is a result of the rapid ongoing development of unconventional natural gas resources, which are characterized by lower pressures and significant early production declines and provide an opportunity to employ our production enhancement services earlier than on conventional wells. We primarily target natural gas wells in our operating regions that produce between 30 thousand and 300 thousand cubic feet of natural gas per day (“Mcf/d”) and less than 44 barrels of water per day. According to EIA, approximately 197,500 natural gas wells in the United States produced approximately 24 Mcf/d to 300 Mcf/d in 2006, an increase of approximately 21% of the number of such wells since 2002. With the rapid pace of drilling over the last several years, we believe that the number of wells with daily production the range described by the EIA has grown substantially since 2006, although not all of these wells will be candidates for our services. We believe that the majority of the wells we target do not currently utilize production enhancement services, given that we have fewer than 2,900 active domestic GasJacktm units as of September 30, 2008, and that most of our competitors are local and regional companies with smaller fleets. We believe that the limited penetration of this market to date should provide us with significant growth opportunities over the long term. Along with domestic opportunities, we continue to see strong demand for our services in gas producing regions of Mexico and Canada and believe that other international gas producing regions may become growth areas in the future. For a more complete description of the data and market conditions driving our growth potential, please read “U.S. Natural Gas Production Enhancement Services Industry” on page 66.

•	Our superior customer service and highly trained field personnel. We provide our field services through our staffs of Senior Gas Production Specialists, optimization specialists and field mechanics. Senior Gas Production Specialists supervise the field mechanics that install, operate, monitor and maintain the GasJacktm units we use to provide our standard production enhancement services, while optimization specialists spend extra time on particular wells to optimize their production, thereby providing an additional level of service at no further cost to the customer. Each member of our staffs has completed a rigorous, customer-focused training program and continues to receive ongoing technical and safety training.

•	Our proactive, engineered approach to marketing and service. Central to our marketing and service efforts is our emphasis on performing well data analyses at our petroleum engineering office in Houston, Texas. Our engineering staff focuses on geologic basins with reservoir characteristics that are known to be responsive to our technology and analyzes publicly available production data to identify wells within those basins that we believe could benefit from our production enhancement services. We proactively market our services to producers in these basins and provide an inexpensive two-week trial of our production enhancement services so that a customer can confirm the effectiveness of our services prior to entering into a service contract. Historically, a majority of the customers who elect to participate in this two-week service package ultimately enter into contracts with us. We believe this proactive strategy of performing well data analyses and approaching producers with targeted solutions increases our marketing and application success rates and allows us to further differentiate ourselves from our competitors.

•	Our GasJacktm units. Our GasJacktm units, which we manufacture based on our own design, enable us to provide reliable service and their compact size makes them easy to transport to the customer’s well site. We also believe that our 46-horsepower GasJacktm unit is more fuel efficient, produces lower emissions and handles variable liquids conditions encountered in natural gas and oil wells more effectively than the higher horsepower screw and reciprocating compressors utilized by many of our competitors. Our compact GasJacktm unit allows us to perform compression, liquids separation and optional gas metering services all from one skid, thereby providing services that otherwise would generally require the use of multiple, more costly pieces of equipment from our competitors. Domestically, we are currently capable of producing up to 80 new GasJacktm units per month and, if necessary, we could expand our domestic production capabilities to up to 160 units per month without, we believe, a significant increase in capital expenditures. Because only a small number of the GasJacktm units we use require a high level of customization, we are able to execute the manufacturing process in a highly efficient production flow process.

•	Our broad geographic presence in domestic markets and growing international presence. Our domestic service area covers 14 states that encompass most of the onshore producing regions of the United States. While most of our services are performed in the Ark-La-Tex region, San Juan Basin and Mid-Continent region of the United States, we have a substantial presence in other U.S. producing regions, including the Permian Basin, North Texas, Gulf Coast, Central and Northern Rockies, and California. Our services have historically focused on customers with conventional production in mature fields, but we also service customers in some of the largest and fastest growing unconventional gas resource markets in the United States, including the Cotton Valley Trend, Barnett Shale, Fayetteville Shale, Woodford Shale, Piceance Basin, and Marcellus Shale. We are also well positioned to eventually serve the Jonah Field/Pinedale Anticline and emerging Haynesville Shale. Our international service areas include operations in Western Canada and in Northern and Southern Mexico, and revenues from these countries represented approximately 10.1% and 8.2% of our predecessor’s 2007 revenues, respectively.

•	Our experienced management team with proven ability to deliver strong organic growth. The management team of our general partner, which averages 20 years of oil and gas industry experience, is led by Ronald J. Foster (President), who has over 30 years of experience in the oil and gas industry,

Gary L. McBride (Chief Financial Officer and Corporate Secretary), Kevin W. Book (Vice President of International Operations), Larry W. Brickman (Vice President of Field Services), Ted D. Garner (Vice President of Engineering), Sheri J. Vanhooser (Vice President of Marketing and Development) and Mark E. Ford (Vice President of Manufacturing). Most of this team has been involved in the management of our predecessor over the past five years and was integral to its strong organic growth during that period.

•	Our record of maintaining established customer relationships. We currently have over 400 customers, including BP, Chesapeake Energy, Devon Energy, PEMEX and EXCO Resources. Although we enter into short-term contracts and have added a significant number of new customers over the last few years, many of our largest customers have been with us for over seven years, including five of our ten largest customers. We continue to provide our services to our top-ten customers for the years 2005, 2006 and 2007, respectively. Because of the value, quality and breadth of our services, we typically have enjoyed long-term relationships with our customers, despite the short-term nature of our contracts.

While we have set forth our strategies and competitive strengths above, our business involves numerous risks and uncertainties, which may prevent us from executing our strategies. These risks include a long-term reduction in the demand for or production of natural gas in the locations where we operate, the loss of key customers, the short-term nature of our contracts and the inability to grow our business organically. We operate in a highly competitive environment and face competition primarily from various local and regional packagers that companies that utilize packages consisting of a screw compressor with a separate engine driver or a reciprocating compressor with a separate engine driver. In addition, large national and multinational companies, which have traditionally focused on higher-horsepower gathering and transportation equipment and services, but which have greater financial resources than are available to us could elect to compete in the wellhead compression-based production enhancement business. For a more complete description of the risks associated with an investment in us, please read “Risk Factors” on page 16.

Our Relationship with TETRA Technologies, Inc. and Compressco, Inc.

We are a Delaware limited partnership formed by TETRA. TETRA is an oil and gas services company, with an integrated calcium chloride and brominated products manufacturing operation that supplies feedstocks to energy and other markets. As part of its oil and gas services offerings, TETRA provides wellhead compression-based and certain other production enhancement services to the natural gas and oil industry through Compressco and certain other subsidiaries of TETRA.

At or prior to the completion of this offering, TETRA will contribute to us a portion of Compressco’s businesses, equipment and other assets, as further described below. Following the completion of this offering and in consideration of its contribution to us, TETRA will retain a significant economic interest in us through its indirect ownership of      common units, representing a     % limited partner interest in us, and its indirect ownership of our general partner, Compressco Partners GP, a wholly owned subsidiary of Compressco, which owns a 0.1% general partner interest in us. For more detail on the transactions that will occur in connection with this offering, please read “Formation Transactions and Partnership Structure” on page 6.

The following businesses, equipment and other assets of Compressco will be contributed to us concurrently with the consummation of this offering:

•	all of its domestic production enhancement services contracts that our counsel has concluded will generate qualifying income under Section 7704 of the Internal Revenue Code, or “qualifying income,” together with certain domestic non-qualifying income producing operations (For a more detailed discussion of Section 7704 of the Internal Revenue Code, please read “Material Tax Consequences — Partnership Status” on page 129);

•	all of its Canadian subsidiary and business;

•	all of its Mexican subsidiary and business;

•	all of its equipment and other assets, with the exception of any equipment and other assets that are necessary for Compressco to conduct the portion of the business it retains, as further described below; and

•	all of its GasJacktm unit manufacturing operations.

Certain of Compressco’s operations in Mexico are provided to customers on a sub-contracted basis from TETRA’s Mexican subsidiaries. Concurrent with the contributions described above, TETRA will contribute to us the GasJacktm units and other equipment currently used in our Mexican business. We will not receive all of the production enhancement services assets owned and operations conducted by Compressco. Compressco will retain certain of its customer contracts that our counsel has not concluded will generate qualifying income under Section 7704 of the Internal Revenue Code and approximately      GasJacktm units for use in providing production enhancement services for the business it retains and for sale. Based on the number of customer contracts that our counsel has concluded will generate qualifying income as of the date of the pro forma financial information presented in this prospectus, our pro forma revenues represent approximately 73% and 72% of our predecessor’s revenues for the pro forma year ended December 31, 2007 and nine months ended September 30, 2008, respectively. In addition, the equipment and other assets of Compressco that will be contributed to us represent approximately    % of our predecessor’s pro forma assets as of September 30, 2008. We do not expect to proceed with the offering until such time as the contracts that our counsel has concluded will generate qualifying income would enable us, upon their contribution to us in connection with this offering, to generate, on a pro forma basis, not less than 75% of our predecessor’s revenues for the nine months ended September 30, 2008. TETRA intends, but is not obligated, to offer us the opportunity over time to purchase the customer contracts and GasJacktm units retained by Compressco. Likewise, we are not required to purchase any additional customer contracts or related GasJacktm units from Compressco.

Going forward, our relationship with TETRA and Compressco will be governed by an omnibus agreement. As of September 30, 2008, a total of 359 employees of TETRA and Compressco provided services to us in the U.S., Canada and Mexico. Compressco’s 294 domestic employees will become employed by our general partner upon completion of this offering, Compressco’s 26 Canadian employees will remain employed by the Canadian entity that will become our subsidiary after the offering, and 39 employees of a TETRA Mexican subsidiary will continue to support our Mexican operations on a part-time basis. Our Canadian subsidiary’s employees will be dedicated to us on a full-time basis. Our general partner’s domestic employees will also support the operations Compressco retains following the offering. Based on the pro forma financial statements contained in this prospectus, estimate that our domestic employees will allocate approximately 30% of their time to Compressco’s retained operations.

We will reimburse our general partner and TETRA for services provided to us. In addition, Compressco will reimburse our general partner for the cost of the support provided by the general partner’s to domestic employees to Compressco’s retained operations. For the twelve months ended December 31, 2009, we expect reimbursements to TETRA to be approximately $4.4 million, which includes reimbursement of general and administrative expenses of approximately $1.2 million and reimbursement for services of TETRA employees in Mexico of approximately $3.2 million. In addition and for the same period, we expect the general partner’s to reimburse our general partner for the services of our domestic employees in the amount of approximately $13 million. Finally, and for the same period, we expect to reimburse our general partner by Compressco of approximately $6 million for the services of our domestic employees to Compressco’s retained business. All of these reimbursements will be made at cost and without mark-up.

Under the non-competition provisions of the omnibus agreement:

•	TETRA and Compressco will be prohibited from providing production enhancement services or selling GasJacktm units to our customers without our consent and, likewise, we will be prohibited from providing production enhancement services or selling GasJacktm units to customers retained by Compressco without TETRA’s consent;

•	TETRA or Compressco could acquire a company that provides production enhancement services to a customer of ours, if we are first given the opportunity to acquire that customer’s business from

Compressco, but decline to do so, and, likewise, we could acquire a company that provides production enhancement services to a customer of Compressco, if Compressco is first given the opportunity to acquire that customer’s business from us, but declines to do so;

•	We will have the first right to provide production enhancement services or sell GasJacktm units to new customers who are not customers of ours or Compressco at the time this offering is completed; and

•	Compressco and we will be permitted to sell any GasJacktm units that they or we own following the completion of this offering.

TETRA, Compressco and we will remain subject to the non-competition provisions of the omnibus agreement until the earliest to occur of the third anniversary of the completion of this offering or a change of control of TETRA, Compressco or our general partner. Thereafter, TETRA and Compressco will not be prohibited from competing with us in the natural gas production enhancement services business.

The omnibus agreement will also permit Compressco and us to transfer idle GasJacktm units to each other for three years under certain circumstances. Lastly, TETRA and Compressco will indemnify us against certain potential claims, losses and expenses associated with environmental, title and tax issues. For a further description of the omnibus agreement, please read “Certain Relationships and Related Party Transactions — Omnibus Agreement” on page 104.

Our Operations

GasJacktm unit fleet

We utilize our GasJacktm units to assist us in providing production enhancement services. Our GasJacktm units increase gas production by reducing surface pressure to allow wellbore liquids that would normally block gas flow to produce up the well. The fluids are separated from the gas and liquid-free gas flows into the GasJacktm unit, where the gas is compressed. That gas is then cooled before being sent to the gas sales line. The separated fluids are either stored in an on-site customer-provided tank or injected into the gas sales line for separation downstream.

The 46-horsepower GasJacktm is an integrated power/compressor unit equipped with an industrial 460-cubic inch, V-8 engine that uses natural gas from the well to power one bank of cylinders that, in turn, powers the other bank of cylinders, which provide compression. This configuration is capable of creating vacuum conditions of up to 12 in/hg (inches of mercury) and discharge pressures of up to 450 PSIG (Pounds per Square Inch Gauge).

Our GasJacktm units enable us to provide reliable service and their compact size makes them easy to transport to the customer’s well site. We also believe that our GasJacktm unit is more fuel efficient, produces lower emissions and handles variable liquids conditions encountered in natural gas and oil wells more effectively than the higher horsepower screw and reciprocating compressors utilized by many of our competitors. Our compact GasJacktm unit allows us to perform compression, liquids separation and optional gas metering services all from one skid, thereby providing services that otherwise would generally require the use of multiple, more costly pieces of equipment from our competitors.

We are currently implementing our ePumpertm system, a state-of-the-art SCADA satellite telemetry-based reporting system that allows us to remotely monitor, in real time, whether our services are being continuously provided at the well site. We expect this system to reduce the response time of our field personnel and, consequently, reduce well downtime and increase production for our customers.

Our cold-weather GasJacktm package is completely enclosed in an insulated and heated building. Our cold weather GasJacktm package is compliant with the Canadian Electrical Codes and the Certificate of Recognition Industry Recognized Safety Program and operates from an Alberta Boilers Safety Association (ABSA)-approved facility. The building allows us to operate and provide routine maintenance in relative comfort.

Our offshore GasJacktm unit utilizes all the production enhancement features of the standard GasJacktm unit and is designed and engineered for the harshest of offshore environments. From flanged connections to emergency shutoff valves, the offshore GasJacktm unit meets or exceeds all current Mineral Management Services requirements. With a small footprint, it can be transported and set on an offshore platform where space is limited. Electric or pneumatic controls allow it to be connected into a platform’s existing control system, including warning horn, remote operation and remote retrieval of operating parameters. The offshore GasJacktm unit can be a simple, cost efficient and reliable alternative to premature abandonment of offshore wells and platforms.

General Production Enhancement Services Contract Terms

The following discussion describes the material terms generally common to the production enhancement services contracts used in connection with our customers.

Term and Termination.  Our domestic production enhancement services contracts typically have an initial term of one month and, unless terminated by us or our customers with 30-days notice, our production enhancement services contracts continue on a month-to-month basis thereafter.

Fees and Expenses.  We charge our customers a fixed monthly fee for the production enhancement services specified in each service order. The fees we charge are based, in large part, on the operating conditions at the particular service site.

Service Availability.  If the production enhancement services we provide fall below certain contractually specified percentages, other than as a result of factors beyond our control, our customers are generally entitled, upon request, to limited credits against our service fees. To date, we have not issued material credits as a result of these provisions.

Service Standards and Specifications.  Under our service agreements, we are responsible for providing production enhancement services in accordance with the particular specifications of a job.

Title; Risk of Loss.  We retain title to the equipment used to provide services to our customers, and we bear the risk of loss for our equipment to the extent not caused by (i) a breach of certain customer obligations primarily involving the service site and the fuel gas being supplied to us, (ii) an uncontrollable well condition or (iii) in the case of a service site located offshore, the failure of a platform on which our equipment is located.

Manufacturing

We design and manufacture most of our GasJacktm units in a manufacturing facility located in Oklahoma City, Oklahoma that we own. Our manufacturing facility is currently capable of producing up to 80 new GasJacktm units per month. If necessary, we believe we could expand our domestic production to as many as 160 units per month. Additionally, we lease a smaller manufacturing facility in Alberta, Canada, where we manufacture GasJacktm units for use in serving our Canadian customers. The GasJacktm units that we use to provide services in Canada are assembled in Oklahoma City first and are then sent to Canada, where we complete the manufacturing process. The GasJacktm units used in our Canadian operations are specifically designed to meet the cold-weather needs of our Canadian customers. For our Canadian customers, we install our GasJacktm units in a fully enclosed, insulated and heated building. In addition to enclosing the GasJacktm units, we modify the units to be compliant with Canadian safety and environmental codes and the Canadian Standards Association. The GasJacktm unit production output at our Canadian facility varies, but we expect it to produce only a small number of units (approximately three to four) each month going forward.

We are able to manufacture our GasJacktm units in what we believe is an efficient process because only a small percentage of them require customization. Additionally, the majority of the components we use to manufacture GasJacktm units are obtained from third-party suppliers, which makes our manufacturing process primarily an assembly operation. We are can hire and train new employees on the manufacturing and assembly processes quickly and without any significant training costs. As a result, we believe that we could increase the scale of our manufacturing operations, if necessary, without requiring a significant increase in capital expenditures.

Minor refurbishing of GasJacktm units that are already in use occurs at our customers’ field locations, while major reconditioning of GasJacktm units that are already in use occurs at our manufacturing facilities and separate service facilities.

Inventories

We take quarterly physical inventories of our parts and equipment at our manufacturing facilities, all warehouses and on all of our field mechanics’ trucks. We adjust all variances in our inventories during the following month and none of our net adjustments has ever exceeded 1.5% of our inventory. Additionally, we maintain and track all of our physical inventories centrally in a database at our Oklahoma City manufacturing facility, while our field mechanics also maintain and track the inventories stored on their own trucks using a laptop computer.

Marketing

We utilize various marketing strategies to promote our production enhancement services. We believe that all of our personnel, from our engineers and marketing representatives to our field service and support staff, are key components of our overall marketing program.

Central to our marketing and service efforts is our emphasis on performing well data analyses at our petroleum engineering office in Houston, Texas. Our engineering staff focuses on geologic basins with reservoir characteristics that are known to be responsive to our technology and analyzes publicly available production data to identify wells within those basins that we believe could benefit from our production enhancement services. We proactively market our services to producers in these basins. We believe this proactive strategy of performing well data analyses and approaching producers with targeted solutions increases our marketing and application success rates and allows us to further differentiate ourselves from our competitors.

We deploy 17 marketing representatives across our target geographic markets. Our marketing representatives attempt to build close working relationships with our existing and potential customers and educate them about our services by scheduling personal visits and consultations, hosting and attending various production enhancement-focused tradeshows and conferences and participating in industry organizations, such as the Independent Petroleum Association and the Society of Petroleum Engineers. We often sponsor and make presentations at industry events that are targeted to production managers, compression specialists and other related decision makers. Our marketing representatives also use these marketing opportunities to promote our value-added service initiatives, such as the use of our ePumpertm SCADA satellite telemetry-based system, our well site optimization program, and our call center, which we believe give us a competitive edge.

We stay informed of new technologies and growth markets, such as unconventional gas resources in the Marcellus Shale and the Fayetteville Shale, and position ourselves to take advantage of marketing opportunities that are available in those new growth markets. We continue to hire additional marketing representatives for new growth markets.

Customers

We provide our production enhancement services to over 400 natural gas and oil producers throughout 14 states that encompass most of the onshore producing regions of the United States, as well as Canada and Mexico. Our customers primarily use our services to extend production on mature wells prior to being plugged and abandoned after production is no longer economic. To provide our customers with flexibility, our agreements may be terminated upon thirty days’, or sometimes less, notice. We charge a monthly fee for all of our services under our service agreements and offer an inexpensive two-week trial of our production enhancement services so that a customer can confirm the effectiveness of our services prior to entering into a service contract. Historically, a majority of the customers who elect to participate in this two-week service package ultimately enter into contracts with us. Because of the value, quality and breadth of our services, we typically have enjoyed long-term relationships with our customers, despite the short-term nature of our contracts. Although we enter into short-term contracts and have added a significant number of new customers over the last few years, many of our largest customers have been with us for over seven years, including five of our ten largest customers. We continue to provide our services to our top-ten customers for the years 2005, 2006 and 2007, respectively. For a more complete description of the terms of our production enhancement agreements, please read “Our Operations — General Production Enhancement Services Contract Terms” on page 75.

Our top five customers include BP, PEMEX, Devon Energy Corporation, Chesapeake Energy, and EXCO Resources, who generated approximately 15.9%, 7.0%, 6.5%, 6.2% and 4.9% of our pro forma revenues for the twelve months ended December 31, 2007, respectively, and approximately 15.8%, 15.4%, 6.4%, 3.2% and 4.9% of our pro forma revenues for the nine months ended September 30, 2008, respectively. The loss of all or even a portion of the production enhancement services we provide to these customers, as a result of competition or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Suppliers and Service Providers

Some of the components used in our GasJacktm units are obtained from a single supplier or a limited group of suppliers. Our reliance on these suppliers involves several risks, including a potential inability to obtain an adequate supply of required components in a timely manner. We do not have long-term contracts with these suppliers, and partial or complete loss of certain of them could have a negative impact on our results of operations and could damage our customer relationships. Further, since any increase in component prices for GasJacktm units manufactured by us could decrease our margins, a significant increase in the price of one or more of these components could have a negative impact on our results of operations. Nonetheless, should we experience unexpected unavailability of the components we use to manufacture our GasJacktm units or permanently lose one of the major suppliers of the components used to manufacture our GasJacktm units, we believe there are adequate, alternative suppliers of these components and that we would not experience a material adverse effect on our business, results of operations, financial condition or ability to make cash distributions to our unitholders.

Our material suppliers of GasJacktm unit components are AXH Air-Coolers, Frank W. Murphy Manufacturing, Allstates Production Equipment Co. and Folks Auto Machine, to whom we paid $4.0 million, $3.5 million, $2.8 million and $2.6 million, respectively, in 2007. We paid $3.7 million, $2.5 million, $2.5 million, $168,717 and $2.5 million to AXH Air-Coolers, Frank W. Murphy Manufacturing, Allstates Production Equipment Co., GSM, Inc. and Folks Auto Machine, respectively, for the nine months ended September 30, 2008. AXH Air-Coolers is our sole supplier of air coolers with surge tanks, pursuant to a one-year contract that requires AXH Air-Coolers to manufacture and us to purchase between 60 and 120 coolers each month for us. We purchase panels and wiring from Frank W. Murphy Manufacturing, engines from Folks Auto Machine and scrubbers and compressor valve covers from Allstates Production Equipment Co. and GSM Inc., all on an as-needed basis. If and to the extent any of these suppliers should be unavailable to us, we believe alternative suppliers for these components are readily available.

Competition

The production enhancement services business is highly competitive. Primary competition for our production enhancement services business comes from various local and regional companies that utilize packages consisting of a screw compressor with a separate engine driver or a reciprocating compressor with a separate engine driver. To a lesser extent, we face competition from large national and multinational companies with greater financial resources than ours. While these large companies have traditionally focused on higher-horsepower natural gas gathering and transportation equipment and services and have represented limited competition to-date, one or more of these companies could elect to compete in the wellhead compression-based production enhancement services business segment. In addition, our competitors include plunger lift and other artificial lift service providers and companies engaged in leasing compressors and other equipment.

Many of our competitors attempt to compete on the basis of price. We believe our pricing has proven to be competitive because of the significant increases in the value of natural gas wells that result from use of our services, our superior customer service and highly trained field personnel and the quality of the GasJacktm units we use to provide the services. In addition, because of the value, quality and breadth of our services, we typically have enjoyed long-term relationships with our customers, despite the short-term nature of our contracts.

Seasonality

Our results of operations have not historically reflected any material seasonal tendencies, nor do we currently have reason to believe seasonal fluctuations will have a material impact in the near future.

Insurance

We believe that our insurance coverage is customary for the industry and adequate for our business. As is customary in the natural gas services industry, we review our safety equipment and procedures and carry insurance against most, but not all, risks of our business. Losses and liabilities not covered by insurance would increase our costs. The natural gas production enhancement services operations can be hazardous, involving unforeseen circumstances such as uncontrollable flows of gas or well fluids, fires and explosions or environmental damage. To address the hazards inherent in our business, we maintain insurance coverage that includes physical damage coverage, third-party general liability insurance, employer’s liability, environmental and pollution and other coverage, although coverage for environmental and pollution-related losses is subject to significant limitations. Under the terms of our standard natural gas production enhancement services contract, we are responsible for the maintenance of insurance coverage on our GasJacktm units.

Environmental and Safety Regulations

We are subject to federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of human health and the environment. Compliance with these environmental laws and regulations may expose us to significant costs and liabilities and cause us to incur significant capital expenditures in our operations. Moreover, failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, imposition of remedial obligations, and the issuance of injunctions delaying or prohibiting operations. While we believe that our operations are in substantial compliance with applicable environmental laws and regulations and that continued compliance with current requirements would not have a material adverse effect on us, there is no assurance that this trend will continue in the future. In addition, the clear trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in these laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial position.

The primary environmental laws that impact our operations include:

•	the Clean Air Act and comparable state laws, and regulations thereunder, which regulate air emissions;

•	the Clean Water Act and comparable state laws, and regulations thereunder, which regulate the discharge of pollutants in into regulated waters, including industrial wastewater discharges and storm water runoff;

•	the Resource Conservation and Recovery Act, or “RCRA,” and comparable state laws, and regulations, thereunder, which regulate the management and disposal of solid and hazardous waste; and

•	the federal Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA,” and regulations thereunder, known more commonly as “Superfund,” which impose liability for the cleanup of releases of hazardous substances in the environment.

Our operations are also subject to regulation under the Occupational Safety and Health Act, or “OSHA,” and comparable state laws, and regulations thereunder, which regulate the protection of the health and safety of workers.

The Clean Air Act and implementing regulations and comparable state laws and regulations regulate emissions of air pollutants from various industrial sources and also impose various monitoring and reporting requirements, including requirements related to emissions from certain stationary engines. These laws and regulations impose limits on the levels of various substances that may be emitted into the atmosphere during the operation of our GasJacktm units built after July 1, 2008. The U.S. Environmental Protection Agency, or “EPA,” recently adopted rules that were effective July 1, 2008 that establish emission standards for new spark ignition engines and require emission controls of certain new and existing stationary reciprocating engines that previously were excluded from regulation. As a result, we will be required to install new emission control equipment on all of our future manufactured GasJacktm units and could be required to retrofit existing GasJacktm units with emissions control equipment if the EPA decides to mandate these requirements on existing engines. We do not expect these recently adopted rules and new requirements to have a material adverse effect on our operations or financial condition. We have developed a cost effective emission control device to meet the more stringent air standards promulgated under the Clean Air Act’s New Source Performance Standards, or “NSPS,” and New Emission Standards for Hazardous Air Pollutants, or “NESHAP,” both effective on July 1, 2008. Nevertheless, there can be no assurance that these rules or any other new regulations requiring the installation of more sophisticated emission control equipment or the retrofitting of emission control equipment on existing GasJacktm units would not have a material adverse impact. In any event, we believe that, in most cases, costs and responsibilities associated with these obligations would be allocated to our customers under our standard service contracts, as discussed below. Moreover, we expect that such requirements would not have any more significant effect on our operations or financial condition than on any similarly situated company providing production enhancement services. In some instances, permits for emissions from our GasJacktm units must be obtained from either state or federal agencies, depending on the level of emissions. Our standard service contracts provide that our customers are responsible for obtaining permits required for the operation of our equipment at the customer site and maintaining compliance with all permits. In addition, these agreements require our customers to indemnify us for certain environmental liabilities, including liabilities arising from their failure to comply with environmental laws and certain releases of contaminants into the environment.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” and including carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere. In response to such studies, the U.S. Congress has been actively considering legislation to reduce emissions of greenhouse gases. In addition, more than one-third of the states already have begun implementing legal measures to reduce emissions of greenhouse gases, primarily through the development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. Moreover, on April 2, 2007, the U.S. Supreme Court in Massachusetts, et al. v. EPA held that carbon dioxide may be regulated as an “air pollutant” under the federal Clean Air Act and that the EPA must consider whether it is required to regulate greenhouse gas emissions from mobile sources such as cars and trucks. Moreover, the Court’s holding in Massachusetts that greenhouse gases fall under the federal Clean Air Act’s definition of “air pollutant” also may result in future regulation of greenhouse gas emissions from stationary sources such as refineries and power plants. In July 2008, the EPA released an Advance Notice of Proposed Rulemaking regarding possible future regulation of greenhouse gas emissions under the Clean Air Act, in response to the Supreme Court’s decision in Massachusetts. In the notice, the EPA evaluated the potential regulation of greenhouse gases under the Clean Air Act and other potential methods of regulating greenhouse gases. Although the notice did not propose any specific, new regulatory requirements for greenhouse gases, it indicates that federal regulation of greenhouse gas emissions could occur in the near future. Thus, there may be restrictions imposed on the emission of greenhouse gases even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition, demand for our services, results of operations, and cash flows.

The Clean Water Act and implementing regulations and comparable state laws and regulations prohibit the discharge of pollutants into regulated waters without a permit and establish limits on the levels of pollutants contained in these discharges. In addition, the Clean Water Act regulates storm water discharges associated with industrial activities depending on a facility’s primary standard industrial classification. We have applied for and obtained industrial wastewater discharge permits and sought coverage under local wastewater ordinances at our Oklahoma City manufacturing facility. In addition, our manufacturing facility has filed a notice of intent for coverage under the applicable Oklahoma stormwater general permit, and we have implemented stormwater pollution prevention plans, as required. Federal laws also mandate the implementation of spill prevention, control, and countermeasure requirements for the storage of oil, including appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture, or leak at such facilities. Our facilities are in compliance with these requirements, as necessary.

RCRA and implementing regulations and state laws and regulations control the management and disposal of solid and hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes that we generate including, but not limited to, used oil, antifreeze, filters, sludges, paint, solvents and sandblast materials. The EPA and various state agencies have limited the approved methods of disposal for these types of wastes. We believe we are in substantial compliance with these requirements, as applicable. We are considered a conditionally exempt small quantity generator under the RCRA.

In the United States, CERCLA and comparable state laws and regulations impose strict, joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner or operator of a disposal site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances released at a site. Under CERCLA, such persons may be liable for the costs of remediating the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. In addition, where contamination may be present, it is not uncommon for the neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs.

Many of the sites where we provide our services have been utilized for many years by Compressco and third parties over whom we have no control, in support of natural gas production enhancement services or other industrial operations. Our standard service contracts allocate liability for releases of contaminants at the service sites between us and our customers, such that we may be responsible only for small superficial releases and our customers are responsible for larger, more extensive releases. We are not currently responsible for any remedial activities at these service sites. There is, however, always the possibility that our current or future use of such properties, or of other properties where we provide production enhancement services, may result in spills or releases of petroleum hydrocarbons, wastes, or other regulated substances into the environment or otherwise result in liability, although limited, that may cause us to become subject to remediation costs and liabilities under CERCLA, RCRA or other environmental laws. We cannot provide any assurance that the costs and liabilities associated with the future imposition of such remedial obligations upon us would not have a material adverse effect on our operations or financial position.

We are subject to the requirements of OSHA and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements and with other comparable laws.

Properties

Our facilities include an owned manufacturing facility, leased rebuild facility and leased executive headquarters facility in Oklahoma, a leased manufacturing facility in Alberta, Canada, leased service facilities in New Mexico and Mexico, six sales offices in Oklahoma, Texas, Colorado, New Mexico, Louisiana, and Canada and approximately sixty storage facilities located across the geographic markets we serve.

Employees

We do not have any employees. We will be managed and operated by the employees, executive officers and directors of our general partner. As of September 30, 2008, our predecessor utilized a total of 359 employees who will provide direct and indirect support for our operations. Compressco’s 294 domestic employees will become employed by our general partner upon completion of this offering. Compressco’s 26 Canadian employees will remain employed by the Canadian entity that will become our subsidiary after the offering, and 39 employees of a TETRA Mexican subsidiary will continue to support our Mexican operations on a part-time basis. Our Canadian subsidiary’s employees will be dedicated to us on a full-time basis. Our general partner’s domestic employees will also support the operations Compressco retains following the offering. Based on the pro forma financial information presented in this prospectus, we estimate that our domestic employees will allocate approximately 30% of their time to Compressco’s retained operations. Our employees in the United States and Canada are not subject to a collective bargaining agreement. The employees who provide services to us in Mexico are subject to a collective bargaining agreement that expires on September 20, 2009.

Legal Proceedings

Compressco is a named defendant in certain lawsuits arising in the ordinary course of business. While the outcome of lawsuits against Compressco cannot be predicted with certainty, management does not expect these matters to have a material adverse impact on Compressco’s financial statements.

MANAGEMENT OF COMPRESSCO PARTNERS, L.P.

Our general partner, Compressco Partners GP, is an indirect, wholly owned subsidiary of TETRA and has sole responsibility for conducting our business and managing our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. All of the directors of our general partner will be elected by TETRA. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Upon the completion of this offering, our general partner will have four directors, one of whom, William D. Sullivan, will be independent as defined under the independence standards established by the NASDAQ Global Market. In compliance with the rules of the NASDAQ Global Market, a second independent director will be appointed within 90 days of listing and a third independent director will be appointed within twelve months of listing. The NASDAQ Global Market does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee.

Our general partner will have a conflicts committee to which it will appoint at least two independent directors to review specific matters that the board believes may involve conflicts of interest between us, TETRA and Compressco. Mr. Sullivan will serve as the initial member of the conflicts committee and two additional independent directors will be appointed to the conflicts committee when additional independent directors are appointed to the board of directors of our general partner. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be executive officers or employees of our general partner or non-independent directors, officers, or employees of its affiliates, including TETRA or Compressco, and must meet the independence and experience standards established by the NASDAQ Global Market and the Exchange Act to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

In addition, our general partner will have an audit committee of at least three directors who meet the independence and experience standards established by the NASDAQ Global Market and the Exchange Act. Mr. Sullivan will serve as the initial independent member of the audit committee and Messrs. Hertel and Brightman will serve as initial members of the audit committee until additional independent directors are appointed to the board of directors of our general partner. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of TETRA and/or Compressco, as applicable. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of TETRA and Compressco. TETRA and Compressco intend to cause the executive officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. We will utilize employees of our general partner to manage and operate our business and employees of TETRA to provide us with general and administrative services. We will reimburse our general partner for allocated expenses of personnel who manage our operations and perform services for our benefit, and we will reimburse TETRA for allocated general and administrative expenses. Please read ‘‘— Reimbursement of Expenses of Our General Partner” on page 85. All of these reimbursements will be made at cost and without mark-up.

Directors, Executive Officers and Other Management

The following table shows information regarding the current directors, director nominees, executive officers and other management of our general partner, Compressco Partners GP. Directors are elected for one-year terms.

Directors and Executive Officers

Name	Age	Position with Compressco Partners GP

Geoffrey M. Hertel	63	Chairman of the Board of Directors
Stuart M. Brightman	52	Director
William D. Sullivan	52	Independent Director
Ronald J. Foster	52	President and Director
Gary L. McBride	55	Chief Financial Officer and Corporate Secretary
Kevin W. Book	34	Vice President of International Operations
Larry W. Brickman	43	Vice President of Field Services

Other Management

Name	Age	Position with Compressco Partners GP

Ted D. Garner	63	Vice President of Engineering
Sheri J. Vanhooser	49	Vice President of Marketing Development
Mark E. Ford	57	Vice President of Manufacturing

Directors and Executive Officers

Our general partner’s directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Our general partner’s executive officers serve at the discretion of the board of directors. There are no family relationships among any of our general partner’s directors or executive officers.

Geoffrey M. Hertel has served as Chairman of the Board of our general partner since October 31, 2008. Mr. Hertel also serves as TETRA’s President (since May 2000) and Chief Executive Officer (since May 2001), as a member of TETRA’s Board of Directors (since 1984) and as a member of Compressco’s Board of Directors (since October 2004). Mr. Hertel received his B.A. and M.B.A. degrees from Michigan State University.

Stuart M. Brightman has served as an Director of our general partner since October 31, 2008. Mr. Brightman also serves as TETRA’s Executive Vice President and Chief Operating Officer (since April 2005) and as a Vice President and member of the Board of Directors of Compressco (since October 1, 2008). Between May 2004 and March 2005, Mr. Brightman was not in an employment relationship with any employer. Mr. Brightman served as President of the Dresser Flow Control division of Dresser, Inc. from April 2002 until April 2004. Mr. Brightman received his B.S. degree from the University of Pennsylvania and his M.B.A. degree from the Wharton School of Business.

William D. Sullivan is an Independent Director of our general partner and has served as a Director of TETRA since August 2007. Mr. Sullivan currently serves on TETRA’s Reserves Committee, Management Committee and Compensation Committee. Mr. Sullivan is a Director and serves on the Nominating and Corporate Governance and Compensation Committees of St. Mary Land & Exploration Company, a publicly traded exploration and production company (since May 2004). Mr. Sullivan is also a Director, serves on the Compensation and Audit Committees, and is Chairman of the Nominating, Governance & Conflicts Committee of Legacy Reserves GP, LLC, the general partner of Legacy Reserves, LP, a publicly traded limited partnership holding oil and gas producing assets (since March 2006), primarily in the Permian Basin. Mr. Sullivan is a Director, and serves on the Conflicts and Audit Committees of Targa Resources GP, LLC, the general partner of Targa Resources LP, a publicly traded limited partnership focused on mid-stream gas gathering, processing, liquids fractionation, and transportation business (since February 2007). From 1981 through August 2003, Mr. Sullivan was employed in various capacities by Anadarko Petroleum Corporation, most recently as Executive Vice President, Exploration and Production. From August 2003 to June 2005 Mr. Sullivan was not,

and since August 2005 Mr. Sullivan has not, entered into an employment relationship with any employer. From June 2005 through August 2005, Mr. Sullivan served as President and Chief Executive Officer of Leor Energy LP. Mr. Sullivan received his B.S. degree in Mechanical Engineering from Texas A&M University.

Ronald J. Foster has served as President and a Director of our general partner since October 31, 2008. Mr. Foster also serves as President and a Director of Compressco (since October 1, 2008). From August 2002 to September 30, 2008, Mr. Foster served as Senior Vice President of Sales and Marketing of Compressco. Mr. Foster has over 30 years of energy-related work experience. He is an active member of several regional industry trade organizations, including the American Petroleum Institute (API), the Society of Petroleum Engineers (SPE) and the Oklahoma Independent Petroleum Association (OIPA). Mr. Foster attended Oklahoma State University earning a B.S. degree in Economics in 1978.

Gary L. McBride has served as Chief Financial Officer and Corporate Secretary of our general partner since October 31, 2008. Mr. McBride also serves as Chief Financial Officer of Compressco. Mr. McBride joined Compressco in November 2000 and, effective January 1, 2001, replaced Jerry W. Jarrell as Compressco’s Chief Financial Officer. Mr. McBride has over 19 years of experience in the oil and gas industry. Mr. McBride attended the University of Central Oklahoma earning a B.S. degree in Accounting and is a Certified Public Accountant.

Kevin W. Book has served as Vice President of International Operations of our general partner since October 31, 2008 and also serves as Vice President — International Operations of Compressco (since May 2008). Mr. Book joined Compressco in 2001 and in May 2008 was promoted to Vice President — International Operations of Compressco from Vice President-Canada. Mr. Book has over nine years of experience in the oil and gas industry. Mr. Book holds a degree in Petroleum Engineering with special distinction from the University of Oklahoma and a B.S. degree in Mathematics with distinction from the University of Alberta.

Larry W. Brickman has served as Vice President of Field Services of our general partner since October 31, 2008. Mr. Brickman also serves as Vice President of Field Services of Compressco (since February 2006). Mr. Brickman was employed with Compressor Systems, Inc. from October 1998 until February 2006. Mr. Brickman has over nine years of experience in the oil and gas industry. Mr. Brickman earned his Associates Degree in Automotive Technology from Oklahoma State University Okmulgee.

Other Management

The following key managers serve at the discretion of the board of directors. There are no family relationships among any of these key managers.

Ted D. Garner has served as Vice President of Engineering of our general partner since October 31, 2008. Mr. Garner also serves as Vice President of Engineering of Compressco (since September 2003). Mr. Garner is a 42-year member of the Society of Petroleum Engineers (SPE) and was a charter member of the American Association of Drilling Engineers — Houston, Texas. Mr. Garner has over 40 years of experience as both an Engineer and Executive Manager in the onshore and offshore petroleum industry. He earned a B.S. Degree in Petroleum Engineering from Mississippi State University and studied Economics at Louisiana State University in New Orleans, Louisiana.

Sheri J. Vanhooser has served as Vice President of Marketing Development of our general partner since October 31, 2008. Ms. Vanhooser also serves as Vice President Marketing Development of Compressco (since June 2008). Ms. Vanhooser joined Compressco in July 2007 as a Senior Marketing Analyst and was promoted to Vice President of Marketing Development in September 2008. From January 2007 to July 2007, Ms. Vanhooser operated her own consulting company, Superior Energy Solutions, where she provided consulting services to various companies in the natural gas industry. From 1993 to January 2007, Ms. Vanhooser served as President of DRV Energy, an EPA small volume manufacturer/converter of vehicles to natural gas and propane. Ms. Vanhooser has over 16 years of experience in marketing and the natural gas industry. Ms. Vanhooser received her B.S. degree in Biology/General Physical Science from Oklahoma Christian University.

Mark E. Ford has served as Vice President of Manufacturing of our general partner since October 31, 2008. Mr. Ford also serves as Vice President of Manufacturing of Compressco (since September 2002). Mr. Ford has over six years of experience in the oil and gas industry and over 21 years of managerial experience in manufacturing and human resources. Mr. Ford earned his B.S. degree in Business at the University of Science and Arts of Oklahoma.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for its management of us. Under the terms of the omnibus agreement, our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf, including the compensation of employees of our general partner or its affiliates that perform services on our behalf. These expenses include all expenses necessary or appropriate to the conduct of our business and that are allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. There is no cap on the amount that may be paid or reimbursed to our general partner or its affiliates for compensation or expenses incurred on our behalf. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement — Provision of Services Necessary to Operate Our Business” on page 104.

EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Introduction

Our general partner has sole responsibility for conducting our business and for managing our operations and its board of directors and executive officers make decisions on our behalf. We have no employees, and we will reimburse our general partner for the expense of the services its employees provide to us, including compensation expenses for executive officers and directors of our general partner. Please read “— Reimbursement of Expenses of Our General Partner” on page 85. Similarly, we have not formed, and will not form, a compensation committee, but the board of directors of our general partner will form a compensation committee that will determine the future compensation of the directors and executive officers of our general partner, including its named executive officers.

Historically, including the year ended December 31, 2007, the compensation committee of TETRA made all decisions regarding the compensation of the president and chief executive officer of Compressco. Compressco’s president and chief executive officer then made compensation recommendations regarding the remaining Compressco executive officers to TETRA’s chief executive officer and chief operating officer, who then made the final compensation decisions for these remaining executive officers. In 2007, the named executive officers of Compressco were:

•	Brooks Mims Talton, III — President and Chief Executive Officer

•	Ken Reagan — Chief Operating Officer

•	Gary L. McBride — Chief Financial Officer

•	Ronald J. Foster — Senior Vice President of Sales and Marketing

•	Kevin W. Book — Vice President of Canada

For purposes of the Compensation Discussion and Analysis and the tables that follow, these individuals are referred to as the “Named Executive Officers.” The historical compensation discussion of the Named Executive Officers that follows reflects the total compensation those individuals received for services provided to Compressco for the year ended December 31, 2007, and the philosophy and policies of TETRA that drove the compensation decisions for these Named Executive Officers, whether implemented by the compensation committee, TETRA or the principle executive officers of TETRA and Compressco. Our general partner’s compensation philosophy, policy, and practices initially will be largely a continuation of the compensation practices employed by TETRA.

Compensation Philosophy and Objectives

TETRA employs a compensation philosophy that emphasizes pay for performance. TETRA designed the executive compensation program applicable to the Named Executive Officers to provide a total compensation package that allowed Compressco to attract, retain and motivate executives necessary to manage its business. The general philosophy and program established by TETRA initially will be adopted by our general partner. This program is guided by several key principles:

•	designing competitive total compensation programs to enhance our general partner’s ability to attract and retain knowledgeable and experienced senior management employees;

•	motivating employees to deliver outstanding financial performance and meet or exceed general and specific business, operational, and individual objectives;

•	setting compensation and incentive levels that reflect competitive market practices and that are generally within the median range for the relevant peer group;

•	providing a significant percentage of total compensation that is based on predetermined performance criteria; and

•	ensuring that a significant portion of the total compensation package for employees is determined by increases in equity value, thus assuring an alignment of senior management level employees and equity interests.

By accomplishing these objectives, our general partner hopes to optimize long-term unit holder value.

Compensation Setting Process

Role of the Compensation Committee and Independent Consultants

While TETRA’s compensation committee determined the overall compensation philosophy and set the final compensation of the principal executive officer at Compressco, it also considered the recommendations of the compensation consultant engaged by the compensation committee, if any for that year, when making decisions with respect to specific compensation matters. The compensation committee retained the final decision-making authority as to compensation decisions, however, in order to ensure such recommendations were consistent with the overall good of Compressco and its equity holder, TETRA. In 2007 TETRA’s compensation committee selected and directly retained the services of Longnecker & Associates, an executive compensation consulting firm, to provide additional benchmarking data with respect to a range of external compensation factors, including evolving compensation trends, appropriate peer comparisons, and industry based market survey data. The data provided by Longnecker & Associates, together with data that was obtained through TETRA’s participation in an annual, industry based compensation survey and other similar data, was evaluated in determining compensation levels for its senior management level employees, as well as Compressco’s principal executive officer. The following companies were included in the peer group for TETRA’s 2007 benchmark analysis: ATP Oil & Gas Corporation, Basic Energy Services, Inc., Cal Dive International, Inc., Complete Production Services, Inc., ENSCO International Incorporated, Global Industries, Ltd., Grey Wolf, Inc., Helix Energy Solutions Group Inc., Helmerich & Payne, Inc., Mariner Energy, Inc., Newpark Resources, Inc., Oceaneering International, Parker Drilling Company, Rowan Companies, Inc., RPC, Inc., Superior Energy Services, Inc., Tidewater, Inc., and W&T Offshore, Inc.

The principal executive officer at Compressco made recommendations concerning the compensation packages of the remaining Named Executive Officers to TETRA’s chief executive officer and chief operating officer, and not to the full compensation committee. After receiving these recommendations (described in greater detail below), these two executive officers then made final decisions concerning the compensation packages for the remaining Named Executive Officers.

The compensation committee of our general partner will make all compensation decisions for each of the Named Executive Officers, including the principal executive officer. The compensation committee of our general partner will seek recommendations from the principal executive officer regarding the remaining Named

Executive Officers’ compensation packages. The committee will also have the authority to engage a compensation consultant to assist it in making compensation decisions. Although it will have the ability to engage a compensation consultant at any time, we anticipate that for the 2008 year, the compensation committee will utilize a combination of internal evaluations conducted by our general partner’s accountants and the legal and human resource departments, and publicly available information regarding the compensation packages of executive officers at companies we consider to be an appropriate comparison for this type of compensation analysis. Our general partner’s compensation committee initially will not use a specific formula or benchmarking, and will reserve the final decision-making authority on any compensation decisions to ensure that all compensation packages are in the best interest of our unitholders and are consistent with our long-term objectives.

Role of the Named Executive Officers

TETRA’s principal executive officer made non-chief executive officer compensation recommendations, including Mr. Talton’s, to TETRA’s compensation committee by providing a detailed annual report that included the following items:

•	a summary of the senior management employees’ historical compensation, including base salaries, cash incentive bonuses and equity awards;

•	the current equity ownership position of the senior management employees;

•	an analysis of our annual performance relative to its budgeted expectations for the year;

•	an assessment of the senior management employees’ performance for the year; and

•	proposed compensation changes and the aggregate amount of performance-based cash bonuses proposed to be paid for the upcoming year to each of the senior management employees, based on a forecast of current year performance.

Historically, Compressco’s principal executive officer has made recommendations to TETRA’s chief executive officer and chief operating officer with respect to recommendations regarding non-chief executive officer executive compensation. Although Compressco’s principal executive officer did not prepare a report supporting his recommendations for Compressco’s non-chief executive officer compensation, information similar to that contained in TETRA’s compensation report was available to TETRA’s chief executive officer and chief operating officer and was considered during the decision-making process for the remaining Compressco Named Executive Officers.

It is anticipated that our general partner’s compensation committee will consider recommendations made by our principal executive officer with regard to the compensation of Named Executive Officers other than himself. We anticipate that such recommendations will include a report similar in form and substance to the report the TETRA principal executive officer typically provides to the compensation committee. This report will gather information based on historical compensation of the Named Executive Officers, along with relevant publicly available data and information contained in compensation surveys purchased from our industry’s compensation consultants. The remaining Named Executive Officers have not historically provided TETRA’s compensation committee with recommendations as to compensation decisions, and it is not anticipated that any other executive officer, outside of the principal executive officer, shall provide recommendations to our general partner’s compensation committee in the future.

Timing of Compensation Decisions

TETRA’s principal executive officer typically distributed a year-end compensation review study and specific compensation recommendations to TETRA’s compensation committee prior to the December committee meetings. At its December meeting, TETRA’s compensation committee reviewed and approved an aggregate amount of incentive compensation, which was finalized, individually allocated to employees, and approved by the compensation committee at a meeting early in the following year prior to payment, based upon the determination of our full year financial results. Our general partner, and its compensation committee once formed, intends to continue TETRA’s timing and administrative guidelines for determining compensation, which shall include the year-end compensation review from the principal executive officer prior to the December meetings.

Elements of Compensation

The following discussion on the elements of compensation provided to the Named Executive Officers reflects TETRA’s historical philosophy concerning the division of the elements of senior management employees’ compensation packages, which our general partner continues to employ. The principal elements of compensation for the Named Executive Officers include base salary, non-equity incentive (cash bonus) awards and long-term equity incentive compensation. We believe a material amount of executive compensation should be tied to our performance, and a significant portion of the total prospective compensation of each Named Executive Officer should be tied to measurable financial and operational objectives. These objectives may include absolute performance or performance relative to a peer group. During periods when performance meets or exceeds established objectives, the Named Executive Officers should be compensated at or above targeted levels, respectively. When our performance does not meet key objectives, incentive award payments, if any, should be less than such targeted levels. TETRA’s compensation committee has historically sought to structure a balance between achieving strong short-term annual results and ensuring long-term viability and success. To reinforce the importance of balancing these perspectives, each Named Executive Officer is regularly provided with both short and long-term incentives. Currently, the preponderance of short-term incentives are in the form of discretionary cash bonuses that are based on both objective performance criteria and subjective criteria, and long-term incentives in the form of equity awards. To align the interests of the Named Executive Officers with our unitholders, a substantial portion of the value of the long-term equity incentives is tied to share price appreciation.

While the mix of salary, cash bonus, and equity incentives given to Named Executive Officers can vary from year-to-year (depending on individual performance and our results), TETRA’s compensation committee believes that a significant component of potential compensation in any one year should be long-term equity incentives, and our general partner has currently adopted this policy. In connection with this initial public offering, the board of directors of our general partner intends to continue providing equity-based awards by implementing a long-term incentive plan, which our general partner believes will further incentivize its executive officers to perform their duties in a way that will enhance our long-term success.

Base Salary

Base salary is designed to compensate executives for the responsibility associated with the position they hold and to sustain superior individual performance (including experience, scope of responsibility, and results). We agree with TETRA’s compensation committee that a competitive salary program is an important factor in our ability to attract and retain talented senior management employees. TETRA’s compensation committee generally targets the 25th to 75th percentiles as the median range for base salaries in the survey data for salaries in its industry. We agree that identifying a median salary is helpful to providing competitive compensation packages, though publicly available data for our peer companies is not readily available. To the extent that relevant compensation information is available for analysis, the compensation offered by peer companies will be considered in establishing a target level of base salary. Salaries may be adjusted for performance, which may include individual and company-wide performance, experience, and competitive conditions. In considering salary adjustments, the compensation committee will give weight to the foregoing factors with particular emphasis on corporate performance goals, the principal executive officer’s analysis of the individual’s performance and the principal executive officer’s specific compensation recommendations. However, the compensation committee does not rely on formulas and considers all factors when evaluating salary adjustments.

As of December 31, 2007, the Named Executive Officers were eligible to receive base salaries of $300,000, $137,376, $131,690, $135,000 and $205,286, for Mr. Talton, Mr. Reagan, Mr. McBride, Mr. Foster, and Mr. Book, respectively; however, Mr. Book’s salary was paid in Canadian dollars (CAN$191,000) instead of United States dollars for the year 2007. These salaries were determined by reviewing the level of responsibility of the Named Executive Officers, the sustained individual performance of the Named Executive Officers, and the financial results that Compressco achieved for the 2006 year as well as the projected financial results for the 2007 year. Current salaries for the Named Executive Officers are: $225,000 (effective September 27, 2008), $162,700 (effective October 27, 2008), and $191,000 (effective July 7, 2008, at which time Mr. Book began receiving his salary in United States dollars) for Mr. Foster, Mr. McBride and Mr. Book, respectively. The increase in salaries from the 2007 year are attributable to our new management structure, as well as the increased duties and responsibilities that we expect our general partner’s executive officers to execute both in anticipation of and following our initial public offering. Mr. Foster received the largest salary increase because his new position as the principal executive officer will require a significant increase in his job functions and responsibilities.

As of August 8, 2008, Mr. Talton no longer serves as Compressco’s chief executive officer, president or a director. Mr. Reagan’s role as our chief operating officer was terminated on August 29, 2008. The potential severance benefit available to Mr. Reagan is discussed in greater detail in “Other Compensation Related Matters — Actions Taken following Fiscal Year End” on page 92.

Non-Equity Incentive Awards (Cash Bonus Awards)

The Named Executive Officers (other than Mr. Book, as described below) and other key employees of Compressco have been eligible to receive cash bonus awards pursuant to a bonus program maintained by TETRA (the “TETRA Bonus Plan”). The performance-based cash bonus program is intended to provide incentive compensation relating to annual performance. TETRA’s performance-based cash bonus program is benchmarked against its survey peer group by averaging the target bonuses among the companies contained in the survey data for that year. Although performance objectives are established to assist TETRA’s compensation committee in determining the merit of each applicable Named Executive Officer’s potential cash bonus award, the amount of the cash bonus ultimately received by a Named Executive Officer is subject to the sole discretion of TETRA’s compensation committee and may be based solely on subjective individual performance criteria. If Compressco’s performance met, but did not exceed, its targeted financial performance for a given year and the subjective criteria of the individual officer are satisfied, a cash incentive bonus is generally paid at a specified target level (as detailed below). If Compressco’s performance significantly exceeded targeted performance objectives and an individual’s subject criteria were met or exceeded, then the cash bonus may exceed the target level, but in no event will the bonus exceed a “maximum” percentage of base salary for any given year. For the year 2007, TETRA’s compensation committee established three company goals to assist them in determining the amount, if any, of the executives’ bonuses. Seventy-five percent of the 2007 bonuses was based on Compressco’s actual profits before taxes versus its planned profits; fifteen percent of the overall bonuses was based upon the number of GasJacktm units Compressco had out under contract at the end of the year versus the planned number; and the final ten percent was based on the success of Compressco’s safety policy and procedures, as expressed in its Total Reportable Incident Rate (“TRIR”), against planned TRIR numbers. For the year 2008, TETRA’s compensation committee utilized the same three performance goals that were utilized in 2007 in substantially the same proportions as were used in 2007.

Although specific incentive bonus targets for each participating Named Executive Officer are set at the beginning of the year by determining a percentage of an executive’s salary that may be considered his or her “target” bonus, the amount of bonus ultimately payable is discretionary and is heavily influenced by the recommendations of the principal executive officer and the evaluation of TETRA’s compensation committee. The committee has the discretion to increase or decrease the bonus amount actually paid to any executive from the amount that was determined according to any individual or company goals that were previously established for that year. Participants that are eligible for cash bonus awards are informed that the target salary percentages and individual or company performance goals are solely guidelines that the compensation committee has established to assist them in measuring a potential bonus, and the satisfaction of these goals will not guarantee the receipt of a cash bonus in any particular amount, if any. For the year 2007, Messrs. Talton, Reagan, and Foster received a bonus determined by the level of achievement reached in regard to the performance goals that were set at the beginning of the year to assist the committee in awarding bonuses, and the TETRA compensation committee determined that bonuses calculated in accordance with the achievement of the performance goals appropriately reflected both Compessco’s and the individual executive’s success for the 2007 year. Negative discretion was used only in the case of Mr. McBride, who received a reduced bonus in consideration of his salary increase during the 2007 year.

Each of the Named Executive Officers, other than Mr. Book, was eligible to receive a cash bonus for the year 2007 pursuant to the TETRA Bonus Plan, and their target and maximum bonuses were set according to the salary percentages disclosed in the table below. The TETRA Bonus Plan was not applicable to Mr. Book because his employment responsibilities were focused on services performed in Canada instead of the United States operations, and Mr. Book was instead eligible to receive a discretionary annual bonus as determined by Mr. Talton. The actual payouts for 2007 with regard to Mr. Talton were determined by TETRA’s compensation committee based on recommendations by TETRA’s chief executive officer and chief operating officer, and with regard to Messrs. Reagan, McBride and Foster, as determined by TETRA’s chief executive officer and chief operating officer based on recommendations by Mr. Talton. Because Mr. Book was ineligible to receive a bonus under the TETRA Bonus Plan for the year 2007, Mr. Book’s actual payout for 2007 was based upon Mr. Talton’s estimation of Mr. Book’s contribution to the company’s Canadian operations for the year. Mr. Book’s bonus is also disclosed in United States dollars below, though his actual payment was in the form of Canadian dollars.

	Target	Maximum	Actual Payout	Actual Payout
	Percentage of	Percentage of	Percentage of	Amount for
Executive	Salary	Salary	Salary for 2007	2007

Mr. Talton	32%	52%	20.9%	$50,000
Mr. Reagan	25%	40%	25.4%	$34,444
Mr. McBride	25%	40%	15.3%	$20,156
Mr. Foster	25%	40%	25.5%	$33,750
Mr. Book	Discretionary	Discretionary	9.9%	$20,278

Our general partner has adopted an annual incentive program identical to the TETRA Bonus Plan and the target objectives established by the compensation committee of TETRA in 2008 with respect to the Named Executive Officers will remain in place through December 31, 2008. The target bonus levels for 2008 are 32% for Mr. Foster, and 25% for the remaining Named Executive Officers, with the maximum overachievement percentages capped at 52% for Mr. Foster, and 40% for the remaining Named Executive Officers, while the Compensation Committee will retain sole discretion as to the amount, if any, that any Named Executive Officer may receive pursuant to the bonus plan.

Equity Incentive Awards

Equity incentives, primarily long-term equity incentives, comprise a large portion of the Named Executive Officers’ total direct compensation packages. These equity incentives are designed to be consistent with TETRA’s at-risk pay philosophy, and our general partner has adopted this compensation philosophy for making future grants of equity compensation awards. The objective is to provide the Named Executive Officers with equity incentive award opportunities that (i) are consistent with the industry based survey data, (ii) are based on individual performance, and (iii) reflect our predecessor’s historic performance. TETRA’s compensation committee generally identifies the 25th to 75th percentile as the median range in survey data for equity incentive compensation, awarded by peer companies identified in available survey data for that year. Historically, most equity incentives have been awarded on the same date to each of the Named Executive Officers, and the timing of these equity-based grants are designed so that they are not made in proximity to our release of material non-public information. To formalize this practice, TETRA’s compensation committee has adopted Procedures for Grants of Awards under the TETRA Technologies, Inc. Equity Compensation Plans (the “Grant Procedures”) for annual and other awards to be made under the plans. With respect to annual awards to employees, under the Grant Procedures, TETRA’s compensation committee determines the number of shares available for awards after consultation with its chief executive officer, who then makes a recommendation to TETRA’s compensation committee as to the number and type of awards for senior management employees. TETRA’s compensation committee considers such recommendations and, after considering such factors and information as it deems appropriate, the committee makes any adjustments it feels appropriate and approves the individual awards at a meeting of the compensation committee held in conjunction with its annual meeting of its stockholders. To avoid timing of equity-based awards ahead of the release of its quarterly earnings and other material non-public information, the annual awards to senior management level employees under the Grant Procedures typically have a grant date of May 20. With respect to newly hired employees, however, the Grant Procedures provide that awards made to new hires may be made on the 15th day of the month following such individual’s hire date, or such other date as the compensation committee deems appropriate for the circumstances. The Grant Procedures provide that TETRA’s compensation committee may refrain from or delay regularly scheduled awards if it or the senior management level employees themselves are aware of any material non-public information. Our general partner also intends to adopt formal procedures similar to the Grant Procedures to govern the grant of equity incentive awards to our general partner’s employees that provide services to us.

TETRA’s compensation committee seeks to strike a balance between achieving strong short-term annual results and ensuring strong long-term success. The equity incentive portion of the Named Executive Officers’ compensation packages primarily addresses TETRA’s goal for longer-term success. Two forms of equity compensation, stock options and restricted stock, are currently utilized when providing long-term incentives to the Named Executive Officers, although additional forms of equity compensation are authorized under the TETRA equity compensation plans described below. Both forms of equity incentives are geared toward longer-term performance, as both generally, although not always, require a period of vesting, and are materially affected by share price appreciation. As stockholder value increases, so to does the value of the equity incentive compensation increase to the Named Executive Officers.

Historically, the vast preponderance of equity incentives granted to the Named Executive Officers has been in the form of stock options. During 2007, equity incentives were also awarded to the Named Executive Officers and other employees in the form of grants of restricted stock. Equity awards have been granted to the Named Executive Officers under various long-term equity compensation plans maintained by TETRA: the Amended and Restated 2006 Equity Incentive Compensation Plan or, the “2006 Plan,” the 1996 Stock Option Plan for Nonexecutive Employees and Consultants or, the “1996 Plan,” and the 1990 Stock Option Plan or, the “1990 Plan.” The Named Executive Officers have received awards of incentive stock options, non-qualified stock options and restricted stock pursuant to these plans as summarized in the Outstanding Equity Awards at Fiscal Year End table below. On May 20, 2007, TETRA awarded restricted stock to the Named Executive Officers pursuant to the 2006 Plan, on the terms and vesting schedules described in the narrative to the Summary Compensation Table. In the future, long-term equity compensation for employees of our general partner will be awarded pursuant to the Compressco Partners, L.P. 2008 Long-Term Incentive Plan or, the “Long-Term Incentive Plan” discussed below primarily in the form of phantom units and associated distribution equivalent rights.

Other Compensation Related Matters

Retirement and Health Benefits

Compressco offered (and our general partner will continue to offer) a variety of health and welfare and retirement programs to all eligible employees. Compressco maintains a 401(k) retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Compressco retained the discretion to make matching contributions on behalf of 401(k) plan participants, either annually or on a more frequent basis, in such amounts (or according to a formula) which was also determined at Compressco’s discretion. The Named Executive Officers were also eligible to participate in additional employee benefits available generally to the full time employees of Compressco, such as medical and dental benefit plans. Our general partner has adopted arrangements for our full time employees that generally mirror the benefits previously made available to full time employees of Compressco. The Named Executive Officers will continue to be eligible to participate in these arrangements on the same terms and conditions as all other eligible employees.

Perquisites and Other Compensation

The Named Executive Officers received fringe benefits and perquisites on the same basis as other similarly situated employees of Compressco pursuant to the company policies that were then in effect. These perquisites include paid holiday and vacation time, provided that no earned but unused compensated absences were carried over for use in a subsequent year. These same fringe benefits and perquisites have been continued by our general partner for the employees providing services to us.

Employment Agreements

Compressco previously entered into employment agreements with Messrs. Talton, Reagan, Foster and McBride, although the three-year term of these agreements ended on June 22, 2007 for Mr. Talton, and on June 21, 2007 for Messrs. Reagan, Foster and McBride. For a summary of these agreements, please read “Summary of Compensation — Narrative Description to Summary Compensation Table; Employment Agreements with Named Executive Officers During Fiscal Year 2007.

Severance Benefits

The Named Executive Officers are not currently eligible to receive severance benefits pursuant to their employment agreements or any other formal company policy. The employment agreements of Messrs. Talton, Reagan, Foster and McBride with Compressco initially provided for potential severance benefits during the first three years of their employment with Compressco in the event that they were terminated without cause, but this period has since lapsed and neither Compressco nor our general partner is now under an obligation to provide severance to the executives pursuant to these agreements.

Tax Deductibility of Compensation.

With respect to the deduction limitations under Section 162(m) of the Internal Revenue Code, we are a limited partnership and do not meet the definition of a “corporation” under Section 162(m). Nonetheless, the taxable compensation paid to each of the Named Executive Officers in 2007 was substantially less than the Section 162(m) threshold of $1,000,000.

Actions Taken following Fiscal Year End

Messrs. Foster, McBride and Book have entered into employment agreements with Compressco following the end of the 2007 year. Each of these employment agreements provide that the executives shall be employed on an “at will” basis, and for an indefinite period of time. Both Compressco and the executive may terminate the agreement at any time. The agreements prohibit the executives from competing either directly or indirectly with us or any of our affiliates, and from disclosing our confidential information or our affiliates’ confidential information during the employment relationship period. The agreements to do not provide for severance or change of control payments, nor do they govern specific compensation elements such as salary or bonus.

Mr. Reagan’s departure as of August 28, 2008 was pursuant to an agreement whereby Mr. Reagan agreed to release TETRA and Compressco from all liabilities relating his employment, and confirmed his duty to retain all confidential information regarding TETRA and Compressco. In exchange, Mr. Reagan’s outstanding equity compensation will continue to vest, and he will continue to receive his salary and company health and dental insurance protection, until December 31, 2008, at which date he will be deemed to be fully retired from his employment with Compressco.

Our general partner also intends to adopt an equity compensation plan, as described below.

Long-Term Incentive Plan

Equity compensation awards have historically been awarded pursuant to plans maintained by TETRA. Our general partner intends to adopt the Compressco Partners, L.P. 2008 Long-Term Incentive Plan, or the “Long-Term Incentive Plan,” for the employees, consultants and the directors of our general partner and its affiliates who perform services for us. To date, no awards have been made under the Long-Term Incentive

Plan, although it is contemplated that our general partner’s employees will receive an initial grant of phantom units immediately following the initial public offering and annual grants of phantom units under this plan. The description of the Long-Term Incentive Plan set forth below is a summary of the material features of the plan. This summary, however, does not purport to be a complete description of all the provisions of the Long-Term Incentive Plan. This summary is qualified in its entirety by reference to the Long-Term Incentive Plan, a copy of which has been filed as an exhibit to the registration statement. The purpose of the Long-Term Incentive Plan is to provide a means to enhance our profitable growth by attracting and retaining individuals to serve as directors of our general partner as well as the employees and consultants of our general partner and its affiliates who will provide services to us through affording such individuals a means to acquire and maintain ownership or awards the value of which is tied to the performance of common units. The Long-Term Incentive Plan seeks to achieve this purpose by providing for grants of restricted units, phantom units, unit awards and other unit-based awards.

Securities to be Offered

The Long-Term Incentive Plan will limit the number of units that may be delivered pursuant to awards granted under the plan to      common units. Units withheld to satisfy exercise prices or tax withholding obligations will again be available for delivery pursuant to other awards. In addition, if an award is forfeited, cancelled or otherwise terminates, expires or is settled without the delivery of units, the units subject to such award will again be available for new awards under the plan. The units delivered pursuant to awards may be units acquired in the open market or acquired from any person including us, units issued by us, or any combination of the foregoing, as determined in the discretion of the plan administrator (as defined below).

Administration of the Plan

The Long-Term Incentive Plan will be approved by our limited partners prior to the completion of this offering. The plan will be administered by the board of directors of our general partner or a committee thereof, which we refer to as the plan administrator. The plan administrator may terminate or amend the Long-Term Incentive Plan or any part of the plan at any time with respect to any units for which a grant has not yet been made, including increasing the number of units that may be granted, subject to the requirements of the exchange upon which the common units are listed at that time, of the Internal Revenue Code of 1986, as amended, and of the Securities Exchange Act of 1934, as amended. We expect the securities exchange upon which the common units will be listed will require the unit holders to approve any increase in the number of units reserved for issuance under the Long-Term Incentive Plan, and we would receive such unit holder approval before amending the plan in this manner. No change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The plan will expire upon the earlier of (i) the date units are no longer available under the plan for grants, (ii) its termination by the board, or (iii) the tenth anniversary of the date approved by our general partner.

Awards

In General.  The plan administrator may make grants of restricted units, and unit awards and other unit-based awards, which grants shall contain such terms as the plan administrator shall determine, including terms governing the service period and/or other performance conditions pursuant to which any such awards will vest and/or be settled, as applicable.

The availability and grant of unit and other unit-based awards are intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders. In addition, the grant of restricted units and phantom units under the plan is intended to serve as a means of incentive compensation for performance and, to a lesser extent, to provide an opportunity for plan participants to participate in the equity appreciation of our common units. Plan participants will not pay any consideration for the common units they receive pursuant to an award of restricted units, or in connection with the settlement of an award of phantom units, and we will receive no remuneration for such units. The number of units subject to awards will be determined by the board of directors (or a committee thereof) of our general partner. Grant levels in any given year may deviate on a discretionary basis based on measuring our financial, operational, strategic or other appropriate performance, as well as the individual performance of plan participants. Since no awards have been made under the plan to date, no such performance objectives have been established at this time, although the board of directors (or a committee thereof) of our general partner will consider its general compensation policies and philosophies in making such determinations.

Restricted Units.  A restricted unit is a common unit that vests over a period of time and during that time is subject to forfeiture. The plan administrator may, in its discretion, provide that the restricted units will vest upon a “change of control,” as defined in the plan or an applicable award agreement. Distributions made on restricted units may be subjected to the same or different vesting provisions as the restricted unit. In addition, the plan administrator may provide that such distributions be used to acquire additional restricted units. If a grantee’s employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise.

Phantom Units.  A phantom unit entitles the grantee to receive a common unit upon or as soon as reasonably practicable following the phantom unit’s settlement date or, in the discretion of the plan administrator, a cash payment equivalent to the fair market value of a common unit. The plan administrator may, in its discretion, provide that phantom units will vest upon a “change of control” as defined in the plan or an applicable award agreement. If a grantee’s employment, consulting arrangement or membership on the board of directors of our general partner terminates for any reason, the grantee’s unvested phantom units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise.

The plan administrator may, in its discretion, grant distribution equivalent rights, or “DERs,” with respect to phantom unit awards. DERs entitle the participant to receive cash or additional awards equal to the amount of any cash distributions made by us during the period the phantom unit is outstanding. Payment of a DER may be subject to the same vesting terms and/or settlement terms as the award to which it relates or different vesting terms and/or settlement terms, in the discretion of the plan administrator.

Other Unit-Based Awards.  The Long-Term Incentive Plan will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the award may be paid in common units, cash or a combination thereof, as provided in the award agreement.

Unit Awards.  The Long-Term Incentive Plan will permit the grant of units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual. The availability of unit awards is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Other Provisions

Tax Withholding.  Unless other arrangements are made, the plan administrator is authorized to withhold from any award, from any payment due under any award or from any compensation or other amount owing to a participant the amount (in cash, units, units that would otherwise be issued pursuant to such award, or other property) of any applicable taxes payable with respect to the grant of an award, its settlement, its exercise, the lapse of restrictions applicable to an award or in connection with any payment relating to an award or the transfer of an award and to take such other actions as may be necessary to satisfy the withholding obligations with respect to an award.

Anti-Dilution Adjustments.  If any “equity restructuring” event occurs that could result in an additional compensation expense under SFAS 123R if adjustments to awards with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted. With respect to a similar event that would not result in a SFAS 123R accounting charge if adjustment to awards were discretionary, the plan administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the plan administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the plan and the kind of units or other securities available for grant under the plan.

Summary of Compensation

Summary Compensation Table

A discussion of the fiscal 2007 base salaries paid by Compressco is included above in “Compensation Discussion and Analysis.” The following table sets forth the cash and non-cash compensation earned and actually paid for the year ended December 31, 2007 by each of the individuals who served as the chief executive officer, chief financial officer and the three other highest paid executive officers of Compressco during fiscal 2007 (i.e., the Named Executive Officers).

Name and Principal	Fiscal					Stock	Option	All Other
Position	Year	Salary		Bonus(3)		Awards(4)	Awards(4)	Compensation		Total

Brooks Mims Talton, III — President and Chief Executive Officer(1)	2007	239,462		50,000		30,356	145,012	692(5)		465,522
Ken Reagan — Chief Operating Officer(2)	2007	135,283		34,344		15,220	62,973	3,107(5)		250,927
Gary L. McBride — Chief Financial Officer	2007	131,690		20,156		11,012	27,646	3,331(5)		193,835
Ronald J. Foster — Senior VP of Sales and Marketing	2007	132,383		33,750		6,071	59,781	3,972(5)		235,957
Kevin W. Book — Vice President of Canada	2007	205,286	(6)	20,278	(6)	3,036	13,865	12,914(6	)(7)	255,379

1)	As of August 8, 2008, Mr. Talton no longer serves in the capacity of president, chief executive officer or director; Mr. Foster will serve as president on a going-forward basis. Mr. Talton was also a director of Compressco during the 2007 year, but was not compensated for his services as a director.

2)	As of August 28, 2008, Mr. Reagan no longer serves in the capacity of chief operating officer.

3)	Amounts listed represent discretionary bonuses awarded after fiscal year end and paid in 2008 to reward certain executives for exceptional provision of services.

4)	TETRA accounts for the cost of stock-based compensation awarded under the 2006 Plan in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share Based Payment (“SFAS”), under which the cost of equity awards to employees is measured by the fair value of the awards on their grant date and is recognized over the vesting periods of the awards, whether or not the awards had any intrinsic value during the period. Amounts shown in the table above reflect the dollar amount recognized for financial statement reporting purposes for 2007 in accordance with SFAS 123R with respect to awards granted under the TETRA equity plan summarized above under “Equity Incentive Awards” and thus may include amounts from awards granted in and prior to 2007. Assumptions used in calculation of these amounts are included in Notes B and L to TETRA’s consolidated audited financial statements for the fiscal year ended December 31, 2007, included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 29, 2008. There were no forfeitures during 2007.

5)	These amounts represent amounts contributed by Compressco as employer matching contributions under Compressco’s 401(k) plan.

6)	Mr. Book’s compensation, including his salary and bonus, were paid in Canadian dollars for the 2007 year. To convert the amount of Mr. Book’s salary for the year 2007, we have used the average 2007 exchange rate of one Canadian dollar in exchange for one United States dollar as quoted by Bank of Canada, or 1.0748. His salary was thus converted from $191,000 Canadian dollars to $205,286 United States dollars. Mr. Book’s bonus was paid on April 15, 2008, and was converted from $20,000 Canadian dollars to $20,278 United States dollars using the conversion rate for the month of April 2008, as quoted by the Bank of Canada of 1.0139. On July 7, 2008, Mr. Book began receiving his salary in United States dollars.

7)	This amount represents Mr. Book’s car allowance of $8,085 and $4,829 contributed as employer matching contributions under the Group Retirement Savings Plan for Compressco Canada Inc. on Mr. Book’s behalf.

Grants of Plan-Based Awards

The following table and accompanying narrative disclosure provide information related to grants of plan-based awards to our named executive officers during the 2007 fiscal year.

		All Other
		Stock Awards;
		Number of	Grant Date
	Grant	Shares of Stock	Fair Value of
Name	Date	or Units(1)	Stock Awards(2)

Brooks Mims Talton	5/20/2007	10,000	$279,800
Kenneth R. Reagan	5/20/2007	1,500	$41,970
Gary L. McBride	5/20/2007	2,000	$55,960
Ronald J. Foster	5/20/2007	2,000	$55,960
Kevin W. Book	5/20/2007	1,000	$27,980

(1)	Represents a grant of TETRA’s restricted shares to the named executive officers in the amounts specified. For further discussion of the terms of these restricted share awards, please read “— Equity Incentive Plan Compensation” on page 98.

(2)	Value based on the per share fair market value of $27.98.

Narrative Description to Summary Compensation Table; Employment Agreements with Named Executive Officers During Fiscal Year 2007

Explanation of Salary and Bonus in Proportion to Total Compensation

The following table shows the amount of salary and bonus actually paid for each Named Executive Officer in proportion to their total compensation.

		Percentage to
	Salary and Bonus	Total Compensation
Name	($)	(%)

Brooks Mims Talton	289,462	62
Kenneth R. Reagan	169,627	68
Gary L. McBride	151,846	78
Ronald J. Foster	166,133	70
Kevin W. Book	225,564	88

(1)	Mr. Book’s salary & bonus are shown here in United States dollars, though he received the payment of both salary and bonus in Canadian dollars.

Employment Agreement of Brooks Mims Talton, III

Compressco entered into an employment agreement with Mr. Talton effective June 22, 2004, which expired on June 22, 2007. Under this agreement, along with his base salary, Mr. Talton was eligible for an annual bonus pursuant to the TETRA Bonus Plan. Mr. Talton was eligible to receive all fringe benefits and other perquisites that are provided to other similarly situated employees, and was eligible to participate in all employee benefit plans. Mr. Talton’s employment agreement prohibited his disclosure of confidential information, established a non-competition period of three years following a termination of his employment, and prevented the solicitation of either Compressco employees or customers during the term of his employment or for a period of three years following his termination. After June 22, 2007, Mr. Talton’s employment was governed solely on an “at will” basis.

Employment Agreements with Other Named Executive Officers

Compressco entered into employment agreements with Kenneth R. Reagan, Gary L. McBride and Ronald J. Foster effective as of June 21, 2004, with substantially the same terms as noted above in Mr. Talton’s employment agreement, and which expired on June 21, 2007. Following June 21, 2007, the executives’ employment was governed solely on an “at will” basis. Mr. Book’s employment relationship was not governed by a formal employment agreement.

Equity Incentive Plan Compensation

The restricted stock awards made to the named executive officers on May 20, 2007, were granted under the 2006 Plan. Under the terms of the restricted stock awards for each Named Executive Officer other than Mr. Reagan, 20% of the award vested on the first anniversary of the grant date (May 20, 2008), and 10% of the restricted shares will continue to vest every six months, becoming fully vested on the fifth anniversary of the grant date (May 20, 2012). Mr. Reagan’s vesting schedule provided that his grant would fully vest over a period of 18 months: 33.33% vested on November 20, 2007, 33.33% vested on May 20, 2008, and the final 33.34% is scheduled to vest on November 27, 2008.

Other items that could affect the continued vesting of the restricted stock awards under the 2006 Plan are that in the event of a recipient’s death, disability or retirement, all nonvested awards will be forfeited without payment. Disability is defined for these purposes as the inability to perform services for a period of 90 consecutive days or a total of 180 days during any 365-day period, as a result of either a mental or physical illness. TETRA’s compensation committee also has the authority, but not the obligation, to accelerate the time of vesting in the event of a change in control, to be determined at its sole discretion. A change of control under the plan is generally defined as: (1) any person other than TETRA, its subsidiaries or any employee benefit plan of TETRA or its subsidiaries, becomes the beneficial owner of more than 50% of the voting stock of TETRA; (2) the consummation of a merger or similar business combination or consolidation which results in TETRA’s equity holders owning less than 50% of the voting securities of the surviving entity; (3) TETRA’s complete liquidation or dissolution; or (4) individuals who constitute TETRA’s board of directors cease to constitute at least a majority of the board of directors. Holders of restricted stock are stockholders entitled to vote and receive dividends prior to vesting.

Outstanding Equity Awards at Fiscal Year End

The following table provides information on the outstanding share option and restricted share awards held by the named executive officers as of December 31, 2007. Each equity grant is shown separately for each named executive.

	Option Awards					Stock Awards
	Number of	Number of						Market
	Securities	Securities						Value of
	Underlying	Underlying				Number of		Shares of
	Unexercised	Unexercised		Option	Option	Shares of Stock		Stock That
	Options	Options		Exercise	Expiration	That Have Not		Have Not
Name	Exercisable	Unexercisable		Price	Date	Vested		Vested(1)

Brooks Mims Talton	105,000	0	(2)	$8.3000	7/15/2014
	18,000	12,000	(3)	$9.2067	12/28/2014
	11,094	23,946	(4)	$29.9950	5/8/2016	10,000	(5)	$155,700
Kenneth R. Reagan	60,000	0	(2)	$8.3000	7/15/2014
	10,500	0	(6)	$9.2067	12/28/2014
	1,111	889	(7)	$23.0550	4/12/2016
	2,111	1,889	(8)	$28.0750	5/12/2016	990	(9)	$15,414
Gary L. McBride	30,000	0	(2)	$8.3000	7/15/2014
	6,300	4,200	(3)	$9.2067	12/28/2014
	666	1,334	(10)	$23.0550	4/12/2016	700	(11)	$10,899
						2,000	(5)	$31,140
Ronald J. Foster	8,334	0	(2)	$8.3000	7/15/2014
	3,001	7,200	(3)	$9.2067	12/28/2014
	1,333	2,667	(10)	$23.0550	4/12/2016
	1,266	2,734	(12)	$28.0750	5/12/2016	2,000	(5)	$31,140
Kevin W. Book	6,300	4,200	(13)	$9.2667	12/9/2014
	666	1,334	(10)	$23.0550	4/12/2016
	633	1,367	(12)	$28.0750	5/12/2016	1,000	(5)	$15,570

(1)	Each of the awards in this table relates to shares of TETRA’s common stock, and has been granted under one of the three equity compensation plans maintained by TETRA. The values computed in the table above are based on the per share closing market price of TETRA’s common stock, which was $15.57 on December 31, 2007.

(2)	This stock option award was granted under the 1996 Plan on July 15, 2004. It vested 33.3333% on July 15, 2005, vested an additional 2.7778% each month thereafter and became fully vested on July 15, 2007.

(3)	This stock option award was granted under the 1990 Plan on December 28, 2004. It vested 20% on December 28, 2005, and was designed to vest an additional 1.6667% each month thereafter to become fully vested on December 28, 2009; however, as noted above, Mr. Reagan’s will cease to vest following December 31, 2008.

(4)	This stock option award was granted under the 2006 Plan on May 8, 2006. It vested 20% on May 8, 2007, and was designed to vest an additional 1.6667% each month thereafter to become fully vested on May 8, 2011.

(5)	This restricted stock award was granted under the 2006 Plan on May 20, 2007. It vested 20% on May 20, 2008, and was designed to vest an additional 10% once every six months thereafter, to become fully vested on May 20, 2013.

(6)	This stock option was granted under the 1990 Plan on December 28, 2004. It vested 33.3333% on December 28, 2005, vested an additional 2.7778% each month thereafter and became fully vested on December 28, 2007.

(7)	This stock option award was granted under the 1996 Plan on April 12, 2006. It vested 33.3333% on April 12, 2007, and will vest an additional 2.7778% each month until December 31, 2008, at which time all of Mr. Reagan’s equity awards will cease to vest further.

(8)	This stock option award was granted under the 2006 Plan on May 12, 2006. It vested 33.3333% on May 12, 2007, and will vest an additional 2.7778% each month until December 31, 2008, at which time all of Mr. Reagan’s equity awards will cease to vest further.

(9)	This restricted stock award was granted under the 2006 Plan on May 20, 2007. It vested 33.3334% on November 20, 2007, vested an additional 33.3333% on May 20, 2008 and will become fully vested on November 20, 2008.

(10)	This stock option award was granted under the 1996 Plan on April 12, 2006. It vested 20% on April 12, 2007, and vests an additional 1.6667% each month thereafter, to become fully vested on April 12, 2011.

(11)	This restricted stock award was granted under the 2006 Plan on May 12, 2006. It vested 20% on May 12, 2007, vests an additional 10% once every six months thereafter and will become fully vested on May 12, 2012.

(12)	This stock option award was granted under the 2006 Plan on May 12, 2006. It vested 20% on May 12, 2007, vests an additional 1.6667% each month thereafter and will become fully vested on May 12, 2012.

(13)	This stock option award was granted under the 1996 Plan on December 9, 2004. It vested 20% on December 9, 2005, and vests an additional 1.6667% each month thereafter to become fully vested December 9, 2010.

Option Exercises and Stock Vested in 2007

The following table sets forth, for each of the named executive officers, information regarding the value of restricted share awards that vested during the fiscal year ended December 31, 2007.

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value Realized	Shares	Value Realized
	Acquired on	on Exercise	Acquired on	on Vesting
Name	Exercise	$ (1)	Vesting	$ (2)

Brooks Mims Talton	0	0	0	0
Kenneth R. Reagan	0	0	510	5,209
Gary L. McBride	0	0	300	4,353
Ronald J. Foster	19,667	205,077	0	0
Kevin W. Book	0	0	0	0

(1)	Calculated by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options, net of required tax withholding.

(2)	Calculated by multiplying the number of restricted shares by the market value of the underlying shares on the vesting date.

Pension Benefits

We do not intend to provide pension benefits to the employees of our general partner that provide services to us, nor did Compressco provide such benefits.

Nonqualified Deferred Compensation Table for 2007

TETRA maintains the TETRA Technologies, Inc. Nonqualified Deferred Compensation Plan, an unfunded, nonqualified deferred compensation plan, which allows participants to defer a portion of their base salaries, and performance-based compensation. The Named Executive Officers do not currently participate in this plan. We will not assume this arrangement and the employees of our general partner (including the Named Executive Officers) are not eligible to participate in this plan. At this time, we do not intend to adopt a nonqualified deferred compensation plan.

Potential Payments upon a Change in Control or Termination

As of December 31, 2007, none of the Named Executive Officers were entitled to payments upon a change in control or a termination of employment.

Director Compensation Table

The following table sets forth each person who served as a director of Compressco during the 2007 year.

	Fees Earned	Unit	Option	All Other
Name	or Paid in Cash	Awards	Awards	Compensation	Total

Brooks Mims Talton	$—	$—	$—	$—	$—
Geoffrey M. Hertel	$—	$—	$—	$—	$—
Stuart M. Brightman	$—	$—	$—	$—	$—

Mr. Talton was compensated for his services as the president and chief executive officer of Compressco as noted above in the Summary Compensation Table, and he did not receive additional compensation for his services as a director of Compressco. Messrs. Hertel and Brightman are not employed by Compressco, but are named executive officers of TETRA. While Messrs. Hertel and Brightman were compensated for their positions as president and chief executive officer, and chief operating officer, respectively, neither executive received additional compensation for their services as directors of Compressco.

On a going-forward basis, we anticipate that each non-employee director will receive cash compensation of $25,000 per year for attending regularly scheduled quarterly board meetings, and following the adoption of the 2008 Long Term Incentive Plan, will be eligible to receive equity compensation awards. Each non-employee director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each non-employee director will also be fully indemnified for actions associated with being a director to the extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding common units;

•	all of the directors and director nominees of our general partner;

•	each executive officer of our general partner; and

•	all directors and executive officers of our general partner as a group.

Percentage of
	Common	Common
	Units to be	Units to be
	Beneficially	Beneficially
Name of Beneficial Owner	Owned (1)	Owned

Compressco, Inc.		%
TETRA International Incorporated		%
Ronald J. Foster		%
Gary L. McBride		%
Kevin W. Book		%
Larry W. Brickman		%
Geoffrey M. Hertel		%
Stuart M. Brightman		%
William D. Sullivan		%
All directors and executive officers as a group ( persons)		%
Total		%

(1)	Includes common units as to which such person has the right to acquire beneficial ownership within 60 days.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

After this offering, our general partner and its affiliates will own      common units, representing an aggregate     % limited partner interest in us. In addition, our general partner will own a 0.1% general partner interest in us.

Distributions and Payments to Our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Compressco Partners These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by TETRA and its subsidiaries for the contribution to us a portion of our predecessor’s business, equipment and other assets	• common units; and

• general partner units.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 99.9% to our unitholders pro rata, including our general partner and its affiliates, as the holders of an aggregate common units, and 0.1% to our general partner.

Assuming we have sufficient available cash to pay the full initial quarterly distribution on our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on their general partner units and $ million on their common units.

Payments to our general partner and its affiliates	We will reimburse our general partner and its affiliates for the payment of all direct and indirect expenses incurred on our behalf. For further information regarding the reimbursement of these expenses, please read ‘‘— Omnibus Agreement” on page 104.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in either case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner” on page 122.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various documents and agreements that will effect the transactions relating to our formation and this offering, including our acquisition of interests in Compressco Partners Operating, the vesting of assets in, and the assumption of liabilities by, us and Compressco Partners Operating, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms as favorable to the parties to these agreements as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the completion of this offering, we will enter into an omnibus agreement with Compressco, TETRA and their controlled affiliates. The following discussion describes provisions of the omnibus agreement. The omnibus agreement (other than the indemnification obligations described below under “— Indemnification for Environmental and Related Liabilities”) will terminate on a change of control of our general partner.

Non-competition

All future growth of TETRA’s production enhancement services business will occur in Compressco Partners, rather than in Compressco. Under the non-competition provisions of the omnibus agreement:

•	TETRA and Compressco will be prohibited from providing production enhancement services or selling GasJacktm units to our customers without our consent and, likewise, we will be prohibited from providing production enhancement services or selling GasJacktm units to customers retained by Compressco without TETRA’s consent;

•	TETRA or Compressco could acquire a company that provides production enhancement services to a customer of ours, if we are first given the opportunity to acquire that customer’s business from Compressco, but decline to do so, and, likewise, we could acquire a company that provides production enhancement services to a customer of Compressco, if Compressco is first given the opportunity to acquire that customer’s business from us, but declines to do so;

•	We will have the first right to provide production enhancement services or sell GasJacktm units to new customers who are not customers of ours or Compressco at the time this offering is completed; and

•	Compressco and we will be permitted to sell any GasJacktm units that they or we own following the completion of this offering.

Compressco, its affiliates and we will remain subject to the non-competition provisions of the omnibus agreement until the earliest to occur of the third anniversary of the completion of this offering or a change of control of TETRA, Compressco or our general partner. Thereafter, Compressco and its affiliates will not be prohibited from competing with us in the natural gas production enhancement services business.

Provision of Services Necessary to Operate Our Business

All of Compressco’s employees will become employees of our general partner and will manage our operations and conduct the business contributed to us, and we will reimburse our general partner for all direct and indirect expenses incurred on our behalf. TETRA will provide certain corporate staff and general and administrative support services that are necessary to conduct our business. These services will be provided to us in a manner that is, in the good faith judgment of TETRA, commercially reasonable and upon the reasonable request of our general partner and may include, without limitation, legal, accounting and financial reporting, treasury, insurance administration, claims processing and risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit and tax services. TETRA will be entitled to be reimbursed by us for all of the services they provide us at their cost to provide such services. We expect that any of such costs associated with both Compressco’s and our production enhancement services business, including general and administrative costs, will be allocated to us on a pro rata basis. In addition, our general partner will provide to Compressco, and Compressco will reimburse our general partner for, any personnel and services that are necessary to conduct Compressco’s retained business. Employees of TETRA or its affiliates that provide support services to us pursuant to the omnibus agreement will be eligible to participate in our compensation plans, subject to the eligibility provisions and other employment restrictions contained in such plans.

Indemnification for Environmental and Related Liabilities

Under the omnibus agreement, TETRA and Compressco will indemnify us for three years after the completion of this offering against certain potential environmental claims, losses and expenses associated with operation of our predecessor prior to the completion of this offering. TETRA’s and Compressco’s maximum liability for this indemnification obligation will not exceed $5.0 million and TETRA and Compressco will not have any obligation under this indemnification until our aggregate losses exceed $250,000. TETRA and Compressco will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after the closing date of this offering. We will also indemnify TETRA and Compressco for environmental claims arising following the completion of this offering regarding the business, equipment and other assets contributed to us.

TETRA and Compressco will also indemnify us for liabilities related to:

•	certain defects in title to our assets as of the completion of this offering and any failure to obtain, prior to the completion of this offering, certain consents and permits necessary to own and operate such assets, to the extent we notify TETRA and Compressco within three years after the completion of this offering;

•	the business, equipment and other assets that are retained by TETRA and Compressco; and

•	tax liabilities attributable to the operation of our assets prior to the completion of this offering.

Transfer of Idle GasJacktm Units to and from Compressco

Pursuant to the omnibus agreement, in the event that our general partner determines in good faith that there exists a need on the part of Compressco’s production enhancement services business or on our part to transfer GasJacktm units between Compressco and us, so as to fulfill the production enhancement services obligations of either of Compressco or us, then GasJacktm units may be so transferred if it will not cause Compressco or us to breach any of existing customer contracts or to suffer a loss of revenue under an existing customer contract or incur any unreimbursed costs (other than as described below).

In consideration for such transfer of GasJacktm units, the transferee will either transfer to the transferor GasJacktm units equal in value to the appraised value of the GasJacktm units transferred to it or such other consideration as may be approved by our Conflicts Committee.

Unless the omnibus agreement is terminated earlier as discussed above, the provisions of the omnibus agreement described above will terminate on the first to occur of the third anniversary of the completion of this offering or a change of control of TETRA, Compressco or our general partner.

Related-Party Transactions

Transactions

During 2007, we made payments to Curtis1000, a provider of marketing, human resources and safety services, of approximately $89,000. To date, during 2008, payments to Curtis1000 total approximately $161,000 to date. The sales representative of Curtis1000 responsible for Compressco business is the wife of Ronald J. Foster, the President of our general partner. We believe the costs of the services provided by Curtis1000 are comparable to the costs that would be charged by an unaffiliated third party.

Policy and Procedure

The conflicts committee of the board of directors of our general partner will be responsible for the review, approval and ratification of transactions involving us and “related persons” (directors, director nominees, executive officers or their immediate family members, or unitholders owning five percent or greater of our company’s outstanding common units). Going forward, our general partner’s policy will be to review any related-person transaction that meets the minimum threshold for disclosure under the relevant SEC rules (generally, transactions with us involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest). In determining whether to approve or ratify a related-party transaction, the conflicts committee shall consider whether the transaction is (i) on terms no less favorable to us than those generally being provided to or available from unrelated third parties, or (ii) fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us). Currently, our only transactions with related persons (other than in their capacity as our employees) are those described in this section.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including TETRA, Compressco and their subsidiaries) on the one hand, and our partnership and our limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner and our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

While our general partner will use reasonable efforts to prevent the occurrence of a conflict of interest, it may not always be able to do so. Our general partner is responsible for identifying any such conflict of interest and our general partner may choose to resolve the conflict of interest by any one of the methods described in the following sentence. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee in good faith although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As required by our partnership agreement, the board of directors of our general partner will maintain a conflicts committee consisting of at least two independent directors. Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to believe he is acting in the best interests of the partnership.

Conflicts of interest could arise in the situations described below, among others.

TETRA and Compressco may engage in competition with us under certain circumstances and may conduct its own businesses in a manner detrimental to our own.

Compressco will own and control our general partner.  Compressco, in turn, is a wholly owned subsidiary of TETRA. Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. In addition, pursuant to the omnibus agreement, we, TETRA and Compressco will enter into certain non-competition agreements with respect to production enhancement services. Please read “Certain Relationships and Related

Party Transactions — Omnibus Agreement — Non-competition” on page 104. Similarly, under the omnibus agreement, TETRA and Compressco will agree until the earliest to occur of the third anniversary of the completion of this offering or a change of control of TETRA, Compressco or our general partner, and subject to other limitations, not to engage in the business described above under the caption “Certain Relationships and Related Party Transactions — Omnibus Agreement — Non-competition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Neither our partnership agreement nor any other agreement requires TETRA or Compressco to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. TETRA’s directors have a fiduciary duty to make these decisions in the best interests of the holders of TETRA’s common stock, which may be contrary to our interests. In addition, Compressco’s officers and directors owe fiduciary duties to TETRA as Compressco’s sole stockholder, and those duties may be similarly adverse to ours.

Because certain of the directors of our general partner are also directors and/or officers of Compressco, such directors have fiduciary duties to Compressco that may cause them to pursue business strategies that disproportionately benefit Compressco or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as TETRA and Compressco, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any sale, merger or consolidation of the partnership or amendment to the partnership agreement.

We will rely on executive officers and employees of our general partner and its affiliates, including TETRA and Compressco.

We will not have any executive officers or employees and will rely on executive officers and employees of our general partner and its affiliates, including TETRA and Compressco. TETRA, Compressco and their controlled affiliates will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of these executive officers and employees. A majority of our general partner’s executive officers is also an executive officer of Compressco. These executive officers will devote time to the affairs of Compressco or its affiliates and will be compensated by these affiliates for the services rendered to them. In addition, TETRA and Compressco will allocate expenses of operational personnel who perform general and administrative services for our benefit to us and we will reimburse Compressco, TETRA and any of their controlled affiliates for those expenses.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Actions of our general partner, which are made in its individual capacity, will be made by its sole shareholder, Compressco, which, in turn, is a wholly owned subsidiary of and controlled by TETRA. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any sale, merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its executive officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” on page 112.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement — Voting Rights” on page 117 for information regarding matters that require unitholder approval.

Our partnership agreement limits our business purpose to providing natural gas production enhancement services.

Our partnership agreement limits our business purpose to providing natural gas production enhancement services to others and engaging in any other lawful act or activity customarily conducted in connection with providing natural gas production enhancement services to others. Our general partner may modify our business purpose in its sole discretion, but has no obligation to do so. Due to this limitation of our business purpose, an adverse development in the natural gas production enhancement services business might have a significantly greater impact on our financial conditions and results of operations than if our business purpose was not so limited.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	the amount of our borrowings;

•	the amount, nature and timing of our capital expenditures;

•	our issuance of additional partnership units;

•	asset purchases, transfers and sales and other acquisitions and dispositions; and

•	the amount of cash reserves necessary or appropriate to satisfy general, administrative and other expenses and debt service requirements, and otherwise provide for the proper conduct of our business.

In addition, our general partner may use an amount equal to $      million that would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units. All of these actions may affect the amount of cash distributed to our unitholders and the general partner. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” on page 49.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owned by the general partner to our unitholders. For example, in the event we have not generated sufficient cash from our operations to pay the initial quarterly distribution on our common units and general partner units for each quarter in the twelve months ending December 31, 2009, our partnership agreement permits us to borrow funds, which may enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” on page 49.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.

Our general partner determines which costs incurred by TETRA, Compressco and their controlled affiliates are reimbursable by us.

We will reimburse our general partner and its affiliates for all direct and indirect costs incurred in managing and operating us. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the completion of this offering will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations. Our general partner will determine, in good faith, the terms of any of these transactions entered into after the completion of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 90% of the common units.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right” on page 124.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

We are considered a restricted subsidiary under the TETRA Credit Facility and the TETRA Senior Notes.

We are a restricted subsidiary under both the TETRA Credit Facility and the TETRA Senior Notes. Both the TETRA Credit Facility and the TETRA Senior Notes contain customary covenants and restrictions on actions by TETRA and its restricted subsidiaries, including incurring additional indebtedness, making acquisitions and capital expenditures, selling assets and equity issuances.

We are not directly restricted by these provisions and are not liable for such indebtedness, but TETRA indirectly owns and controls our general partner and has the ability to prevent us from taking actions that would cause TETRA to violate these covenants or to be in default under its debt agreements. Additionally, in the future TETRA may determine that it is in its best interest to agree to more restrictive covenants or to pledge assets, including its ownership of our general partner. TETRA would not owe us or our unitholders any fiduciary duty in requiring us to comply with the restrictions contained in its debt agreements, whether existing or entered into in the future, in allocating exceptions to covenants and financial ratios among itself and its restricted subsidiaries, or in amending its debt agreements to include provisions more burdensome to our operations and financing capabilities.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to our unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to our unitholders. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our unitholders because they restrict the remedies available to our unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would require a general partner to act in good faith and would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. “Good Faith” requires that the person or persons making such determination or taking or declining to take such other action believe that the determination or other action is in the best interests of the Partnership or the holders of the common units, as the case may be. Therefore, the only claim available to us or our unitholders based on a breach of fiduciary duty by our general partner is a claim that our general partner did not act in “good faith.” In any such action, our general partner will be presumed to have acted in “good faith,” and the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or our unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its executive officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its executive officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Special provisions regarding affiliated transactions	Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of our unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement provides for the allocation of overhead costs to us by our general partner and its affiliates in such amounts deemed to be fair and reasonable to us.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and its executive officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our general partner’s directors, executive officers or persons pursuant to the such indemnification provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in Securities Act of 1933 and is therefore unenforceable. Please read “The Partnership Agreement — Indemnification” on page 125.

DESCRIPTION OF THE COMMON UNITS

The Units

The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement” on page 116.

Transfer Agent and Registrar

Duties.  Computershare will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, executive officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.  The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee unitholder as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record unitholder as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” on page 49;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties” on page 107;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units” on page 115; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences” on page 129.

Organization and Duration

Our partnership was organized on October 31, 2008 and will have a perpetual existence.

Purpose

Our purpose under the partnership agreement is to provide natural gas production enhancement services to others and to engage in any other lawful act or activity customarily conducted in connection with providing natural gas production enhancement services to others. Our general partner may modify our business purpose in its sole discretion, but has no obligation to do so. Our general partner, however, may not cause us to engage in any business activities that the general partner determines would cause us to be treated as a corporation for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of providing natural gas production enhancement services, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers on behalf of the limited partners under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” on page 49.

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest if we issue additional common units. Our general partner’s 0.1% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional common units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 0.1% general partner interest in the form of the contribution to us of common units it owns based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units.

In voting their common units, our general partner and its affiliates may vote their units however they decide and will have no fiduciary duty or obligation whatsoever to us or the limited partners in so voting, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional partnership units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of our unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement” on page 119.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets” on page 121.

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution” on page 122.

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution” on page 122.

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2019 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner” on page 122.

Removal of the general partner	Not less than 66 2/3% of the outstanding partnership units, including partnership units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner” on page 122.

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2019. Please read “— Transfer of General Partner Units” on page 123.

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner” on page 124.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Following the offering we will conduct business in three states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating limited liability company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 0.1% general partner interest in us. Our general partner’s 0.1% interest in us will be reduced if we issue additional common units in the future (other than the issuance of common units upon exercise by the underwriters of the option to purchase additional common units) and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General.  Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of partnership units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding partnership units voting together as a single class (including partnership units owned by our general partner

and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately     % of the outstanding common units.

No Unitholder Approval.  Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating limited liability company nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, executive officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	an amendment necessary to require limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to United States federal income taxation on the income generated by us;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of partnership units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.  Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments described under “— No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding partnership units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding partnership units in relation to other classes of partnership units will require the approval of at least a majority of the type or class of partnership units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding partnership units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our partnership units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of partnership units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in it ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of partnership units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating limited liability company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to     , 2019 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after     , 2019, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of our unitholders. Please read “— Transfer of General Partner Units” on page 123.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution” on page 122.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding partnership units, voting together as a single class, including partnership units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding partnership units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the completion of this offering, our general partner and its affiliates will own     % of the outstanding common units.

Our partnership agreement also provides that, if our general partner is removed as our general partner under circumstances where cause does not exist and general partner units held by the general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In either case, fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Alternatively, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of that interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for a transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity,

our general partner may not transfer all or any of its general partner units to another person prior to     , 2019 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer common to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, Compressco and its affiliates may sell or transfer all or part of their shares in our general partner to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of partnership units, that person or group loses voting rights on all of its partnership units. This loss of voting rights does not apply to any person or group that acquires the partnership units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the partnership units with the prior approval of our general partner.

Our partnership agreement also provides that, if our general partner is removed under circumstances where cause does not exist and general partner units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner units into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 90% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a unitholder may have his common units purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units” on page 137.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of partnership units then outstanding, record holders of partnership units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of our unitholders will be called in the near future. Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of our unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of partnership units necessary to authorize or take that action at a meeting. Meetings of our unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding partnership units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding partnership units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by our unitholders requires approval by holders of a greater percentage of the partnership units, in which case the quorum will be the greater percentage.

Each record unitholder has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities” on page 119. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of partnership units then outstanding, that person or group will lose voting rights on all of its partnership units and the partnership units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By the transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under ‘‘— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the common units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, executive officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, executive officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our general partner’s directors, executive officers or other persons pursuant to such indemnification provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in Securities Act of 1933 and is therefore unenforceable.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner will determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record unitholder with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep trade secrets or other information, the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep, confidential from the limited partners.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts, commissions and structuring fees. Please read “Units Eligible for Future Sale” on page 128.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, TETRA’s affiliates will hold an aggregate of     common units.

The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

The partnership agreement does not restrict our ability to issue any partnership securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities” on page 119.

Under our partnership agreement, our general partner and its affiliates have the right, subject to certain limitations, to cause us to register under the Securities Act and state securities laws the offer and sale of any common units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any partnership units or other partnership securities to require registration of any of these partnership units or other partnership securities and to include them in a registration by us of other partnership units, including partnership units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its executive officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts, commissions and structuring fees. Except as described below, our general partner and its affiliates may sell their partnership units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

We, our subsidiaries, our general partner and its affiliates, including the executive officers and directors of our general partner, have agreed, with exceptions, not to sell or transfer any of our common units for 180 days after the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting” on page 145.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Compressco Partners, L.P. and our operating company.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are, to the extent noted herein, based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the positions we take based on the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely affect the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the production, transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been obtained or will be sought from the IRS and the IRS has made no determination as to our status for U.S. federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for U.S. federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on the following factual representations made by us and the general partner:

(a) Other than our Canadian subsidiary and potential future international subsidiaries, we have not, and will not, elect to be treated as a corporation; and

(b) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to our unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Compressco Partners will be treated as partners of Compressco Partners for U.S. federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Compressco Partners for U.S. federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for U.S. federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Compressco Partners.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Compressco Partners for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Please read ‘‘— Basis of Common Units.” Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read ‘‘— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who owns those common units from the date of completion of this offering through the record date for distributions for the period ending     , will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to our unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the initial quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure unitholders that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the initial quarterly distributions on all units, yet we only distribute the initial quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder, subject to these limitations, must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership.

Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and our unitholders in accordance with their percentage interests in us. If we have a net loss, that loss will be allocated first to the general partner and our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to holders of partnership interests immediately prior to such other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

With the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” Vinson & Elkins L.L.P. is of the opinion that allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective United States federal income tax rate for individuals is currently 35.0%, and the maximum United States federal income tax rate for net capital gains of an individual where the asset disposed of was held for more than twelve months at the time of disposition is currently 15%. The maximum United States federal income tax rate for such long-term net capital gains is scheduled to remain at 15.0% for years 2008 through 2010 and then increase to 20% beginning January 1, 2011.

Section 754 Election.  We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets, or “inside basis,” under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets, or “common basis,” and (2) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. When the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized book-tax disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure unitholders that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by the general partner, and (ii) any other offering will be borne by the general partner and our common unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our units, which we refer to as “syndication expenses,” must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, substantially appreciated inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional partnership units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among our unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among our unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale, or if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units that are publicly sold, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, consistent with the Regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on our unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Foreign Tax Credit Considerations

Subject to detailed limitations set forth in the Internal Revenue Code, a unitholder may be able to claim a credit against his liability for U.S. federal income tax for his share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) treated as paid by us. A portion of the income allocated to our unitholders likely will constitute foreign source income falling in the general foreign tax credit category for purposes of the U.S. foreign tax credit limitation. Unitholders who do not elect to claim foreign tax credits may instead claim a deduction for their shares of foreign taxes paid by us. The rules relating to the determination of the foreign tax credit are complex and prospective unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to claim such credit or deduction.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If a unitholder is a tax-exempt entity or a non-U.S. person, it should consult a tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder of a publicly traded partnership would be subject to U.S. federal income tax or withholding tax upon the sale or disposition of a unit to the extent of the unitholder’s share of the partnership’s U.S. real property holdings if he owns 5% or more of the units at any point during the five-year period ending on the date of such disposition. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure unitholders that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names our general partner, Compressco Partners GP, as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all our unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of our unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

1. a person that is not a United States person;

2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of our unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for our unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit our unitholders to avoid liability for this penalty. More stringent rules would apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

For individuals, a substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax returns) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, our unitholders likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which a unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in the States of Arkansas, California, Colorado, Kansas, Louisiana, Mississippi, Montana, New Mexico, Oklahoma, Pennsylvania, Texas, Utah, West Virginia and Wyoming. Each of these states, other than Texas and Wyoming, imposes a personal income tax on individuals and each of these states also imposes an income tax or other entity-level tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although our unitholders may not be required to file a return and pay taxes in some jurisdictions if a unitholder’s income from that jurisdiction falls below the filing and payment requirement, our unitholders will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to our unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN COMPRESSCO PARTNERS, L.P.
BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) The equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement dated     , 2009, the underwriters named below, for whom Raymond James & Associates, Inc. and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase from us the respective number of common units set forth opposite their names:

Underwriter	Number of Units

Raymond James & Associates, Inc.
J.P. Morgan Securities Inc.

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the common units offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all our common units offered by this prospectus if any of the units are purchased, other than those covered by the over-allotment option described below.

The underwriters propose to offer our common units directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $      per unit. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $      per unit to other dealers. If not all the common units are sold at the public offering price, the representatives may change the public offering price and other selling terms. Our common units are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them. The underwriters reserve the right to reject any order for the purchase of our common units in whole or in part.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase from time to time, in whole or in part, up to an aggregate of      additional common units to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional common units based on the underwriters’ percentage purchase commitment in this offering as indicated in the table above. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the common units offered in this offering.

Discounts and Expenses

The following table shows the amount per unit and total underwriting discounts we will pay to the underwriters (dollars in thousands, except per unit). The amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Unit	No Exercise	Full Exercise

Public Offering Price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

In addition, we will pay an aggregate fee of $      million to the representatives in consideration of advice rendered regarding the structure of this offering and our partnership. The expenses of the offering that are payable by us are estimated to be $      (exclusive of underwriting discounts and commissions and structuring fee).

Indemnification

We, and our general partner, and TETRA have agreed to indemnify the underwriters against various liabilities that may arise in connection with this offering, including liabilities under the Securities Act for untrue statements or omissions in this prospectus or the registration statement of which this prospectus is a part. However, we will not indemnify the underwriters if the untrue statement or omission was the result of information the underwriters supplied to us in writing for inclusion in this prospectus or the registration statement. If we cannot indemnify the underwriters, our general partner and we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities. Our respective contribution would be in the proportion that the proceeds (after underwriting discounts and commissions) that we receive from this offering bear to the proceeds (from underwriting discounts and commissions) that the underwriters receive. If we cannot contribute in this proportion, we will contribute based on respective faults and benefits, as set forth in the underwriting agreement.

Lock-up Agreements

Subject to specified exceptions, our general partner and its affiliates and the executive officers and directors of our general partner and its affiliates, as well as purchasers of in excess of 1,000 common units under the directed unit program, have agreed with the underwriters, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, or otherwise dispose of or transfer any of our common units or any securities convertible into or exchangeable for our common units without the prior written consent of Raymond James & Associates, Inc. and J.P. Morgan Securities Inc. This agreement also precludes any hedging collar or other transaction designed or reasonably expected to result in a disposition of our common units or securities convertible into, or exercisable or exchangeable for, our common units.

In addition, we have agreed with the underwriters, for a period of 180 days after the date of this prospectus, not to issue, sell, offer or contract to sell, or otherwise dispose of or transfer, any of our common units or any securities convertible into or exchangeable for our common units, or file any registration statement with the Securities and Exchange Commission (except a registration statement on Form S-8 relating to our long-term incentive plan), without the prior written consent of Raymond James & Associates, Inc. and J.P. Morgan Securities Inc., except that we may make grants of options or awards under our long-term incentive plan and issue units upon exercise of those options. However, Raymond James & Associates, Inc. and J.P. Morgan Securities Inc. may, in their discretion and at any time without notice, release all or any portion of the securities subject to this agreement. The underwriters have informed us that they have no present intent or arrangement to release any of the securities subject to these lock-up agreements.

The 180-day period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day period, we issue a release concerning earnings or announce material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release, the announcement of the material news or the occurrence of the material event.

Directed Units Program

At our request, the underwriters have reserved up to      common units, or     % of the common units, being offered by this prospectus for sale at the initial public offering price to persons who are directors, executive officers or employees of our general partner and its affiliates, including TETRA, through a directed unit program. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of units available to the public. To the extent the allotted units are not purchased in the directed units program, we will offer these units to the public. The executive officers and directors of our general partner and its affiliates, including TETRA, as well as purchasers of in excess of 1,000 common units under the directed unit program, will be subject to a 180-day lock-up, subject to extension as described above in the event of earnings releases or material announcements. The common units issued in connection with the directed units program will be issued as part of the underwritten offer. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Stabilization

Until the offering is completed, rules of the SEC may limit the ability of the underwriters and various selling group members to bid for and purchase our common units. As an exception to these rules, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common units, including:

•	short sales,

•	syndicate covering transactions,

•	imposition of penalty bids, and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common units while the offering is in progress. Stabilizing transactions may include making short sales of our common units, which involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering, and purchasing common units from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising the over-allotment option, in whole or in part, or by purchasing units in the open market. In making this determination, the underwriters will consider, among other things, the price of units available for purchase in the open market compared to the price at which the underwriters may purchase units pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market that could adversely affect investors who purchased in the offering. To the extent that the underwriters create a naked short position, they will purchase units in the open market to cover the position.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase units in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those units as part of the offering to repay the selling concession received by them.

Because of these activities, the price of our common units may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them without notice at any time. The underwriters may carry out these transactions on the NASDAQ Global Market or otherwise.

Conflicts/Affiliates

Certain of the underwriters and their controlled affiliates have performed investment banking, commercial banking and advisory services for our affiliates from time to time, for which they have received customary fees and expenses. The underwriters and their controlled affiliates may provide in the future investment banking, financial advisory or other financial services for us and our affiliates, for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

Because the Financial Industry Regulatory Authority views the common units offered under this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed on a national securities exchange.

Discretionary Accounts

The underwriters may confirm sales of the common units offered by this prospectus to accounts over which they exercise discretionary authority but do not expect those sales to exceed 5% of the total common units offered by this prospectus.

Listing

We intend to apply to list our common units on the NASDAQ Global Market under the symbol “GSJK.”

IPO Pricing

Prior to the offering, there has been no public market for our common units. Consequently, the initial public offering price for our common units will be determined by negotiations among the underwriters and us. The primary factors to be considered in determining the initial public offering price will be:

•	the impact of prevailing market conditions on our customer’s operating budgets

•	the ability of our management,

•	our capital structure,

•	the present stage of our development,

•	the value and historical performance of our properties,

•	the market capitalization and stage of development of other companies that we and the representatives believe to be comparable to us, and

•	estimates of our business potential and earning prospects.

Electronic Prospectus

A prospectus in electronic format may be available on the Internet sites or through other online services maintained by one or more of the underwriters and selling group members participating in the offering, or by their controlled affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by the underwriters or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The validity of the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Austin, Texas.

EXPERTS

The combined financial statements of Compressco Partners Predecessor at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheets of Compressco Partners, L.P. and Compressco Partners GP Inc. at October 31, 2008, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the “SEC,” a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

COMPRESSCO PARTNERS PREDECESSOR COMBINED FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of December 31, 2006 and 2007, and September 30, 2008 (unaudited)	F-3
Combined Statements of Operations, Comprehensive Income and Changes in Net Parent Equity for the years ended December 31, 2005, 2006 and 2007 and for the nine months ended September 30, 2007 (unaudited) and 2008 (unaudited)
F-4
Combined Statements of Cash Flows for the years ended December 31, 2005, 2006, and 2007 and for the nine months ended September 30, 2007 (unaudited) and 2008 (unaudited)	F-5
Notes to Combined Financial Statements	F-6
COMPRESSCO PARTNERS, L.P. UNAUDITED PRO FORMA FINANCIAL STATEMENTS:
Introduction	F-14
Unaudited Pro Forma Balance Sheet as of September 30, 2008	F-15
Unaudited Pro Forma Statement of Operations for the year ended December 31, 2007	F-16
Unaudited Pro Forma Statement of Operations for the nine months ended September 30, 2008	F-17
Notes to Unaudited Pro Forma Financial Statements	F-18
COMPRESSCO PARTNERS, L.P. FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-21
Balance Sheet as of October 31, 2008	F-22
Note to Balance Sheet	F-23
COMPRESSCO PARTNERS GP INC. FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-24
Balance Sheet as of October 31, 2008	F-25
Note to Balance Sheet	F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of TETRA Technologies, Inc.:

We have audited the accompanying combined balance sheets of Compressco Partners Predecessor, or “Predecessor,” as of December 31, 2007 and 2006, and the related combined statements of operations, comprehensive income and changes in net parent equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Compressco Partners Predecessor as of December 31, 2007 and 2006, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Houston, Texas
November 7, 2008

COMPRESSCO PARTNERS PREDECESSOR

COMBINED BALANCE SHEETS

	December 31,		September 30,
	2006	2007	2008
	(In thousands)
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1,108	$1,276	$919
Accounts receivable, net of allowance for doubtful accounts of $109, $168, and $163 as of December 31, 2006, 2007, and September 30, 2008	8,391	12,071	15,538
Inventories	12,851	16,395	21,185
Prepaid expenses and other current assets	418	458	598

Total current assets	22,768	30,200	38,240
Property, plant and equipment
Land and building	1,572	1,602	1,621
Compressors and other equipment	71,019	91,416	115,004
Vehicles	6,834	9,561	12,525

	79,425	102,579	129,150
Less accumulated depreciation	(11,522)	(19,909)	(28,341)

Net property, plant and equipment	67,903	82,670	100,809
Other assets:
Goodwill	72,107	72,107	72,161
Patents, trademarks and other intangible assets, net of accumulated amortization of $1,061, $1,335, and $369 as of December 31, 2006, 2007 and September 30, 2008	538	265	299
Other assets	38	115	646

Total other assets	72,683	72,487	73,106

TOTAL ASSETS	$163,354	$185,357	$212,155

LIABILITIES AND NET PARENT EQUITY
Current liabilities:
Accounts payable	$1,866	$1,860	$3,058
Accrued liabilities	1,483	1,756	1,744

Total current liabilities	3,349	3,616	4,802
Other long-term liabilities	44	87	88
Commitments and contingencies
Net parent equity	159,961	181,654	207,265

TOTAL LIABILITIES AND NET PARENT EQUITY	$163,354	$185,357	$212,155

See Notes to Combined Financial Statements

COMPRESSCO PARTNERS PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME
AND CHANGES IN NET PARENT EQUITY

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2006	2007	2007	2008
	(In thousands)
				(Unaudited)

Revenue:
Compression and other services	$38,575	$54,442	$70,914	$51,425	$64,520
Sales of compressors and parts	11,459	10,881	12,640	9,034	6,822

Total revenues	50,034	65,323	83,554	60,459	71,342
Cost of revenues (excluding depreciation and amortization expense)
Cost of compression and other services	16,365	22,420	29,849	21,694	27,314
Cost of compressors and parts sales	7,561	7,495	7,665	5,310	4,604

Total cost of revenues	23,926	29,915	37,514	27,004	31,918
Selling, general and administrative expense	8,117	10,360	12,539	9,014	10,235
Depreciation and amortization	4,493	6,359	9,300	6,769	8,603
Other (income) expense, net	(3)	59	(31)	(34)	32

Income before income tax provision	13,501	18,630	24,232	17,706	20,554
Provision for income taxes	516	1,029	660	502	941

Net income	12,985	17,601	23,572	17,204	19,613
Foreign currency translation adjustment	174	(23)	825	778	(267)

Comprehensive income	$13,159	$17,578	$24,397	$17,982	$19,346 —

Combined changes in net parent equity:
Balance at beginning of period	$117,498	$135,354	$159,961	$159,961	$181,654
Comprehensive income	13,159	17,578	24,397	17,982	19,346
Net contributions from (distributions to) parent	4,697	7,029	(2,704)	(328)	6,265

Balance at end of period	$135,354	$159,961	$181,654	$177,615	$207,265

See Notes to Combined Financial Statements

COMPRESSCO PARTNERS PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2006	2007	2007	2008
	(In thousands)
				(Unaudited)

Operating activities:
Net income	$12,985	$17,601	$23,572	$17,204	$19,613
Reconciliation of net income to cash provided by operating activities:
Depreciation, amortization and accretion	4,493	6,359	9,300	6,769	8,603
Stock compensation expense	384	485	759	533	700
Other non-cash charges and credits	196	57	114	6	90
Changes in operating assets and liabilities:
Accounts receivable	(3,257)	479	(3,482)	(1,125)	(3,590)
Inventories	(2,456)	(4,497)	(3,402)	(1,982)	(4,843)
Prepaid expenses and other current assets	(118)	(127)	(22)	(662)	(142)
Trade accounts payable and accrued expenses	1,053	127	314	929	1,237
Other	—	89	(76)	—	—

Net cash provided by operating activities	13,280	20,573	27,077	21,672	21,668

Investing activities:
Purchases of property, plant and equipment	(18,349)	(25,917)	(23,846)	(20,130)	(26,959)
Other investing activities	(69)	55	31	(121)	(524)

Net cash used in investing activities	(18,418)	(25,862)	(23,815)	(20,251)	(27,483)

Financing activities:
Net contributions from (distributions to) parent	4,315	6,056	(3,464)	(861)	5,573

Net cash provided by (used in) financing activities	4,315	6,056	(3,464)	(861)	5,573

Effect of exchange rate changes on cash	31	(115)	370	343	(115)
Increase (decrease) in cash and cash equivalents	(792)	652	168	903	(357)
Cash and cash equivalents at beginning of period	1,248	456	1,108	1,108	1,276

Cash and cash equivalents at end of period	$456	$1,108	$1,276	$2,011	$919

See Notes to Combined Financial Statements

COMPRESSCO PARTNERS PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A —	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

These notes apply to the combined financial statements of the natural gas wellhead compression-based production enhancement services business of our predecessor, Compressco Partners Predecessor. The combined financial statements of our predecessor consist of the assets and operations of Compressco, Inc. and its subsidiaries (Compressco) and certain assets, liabilities and operations of subsidiaries of TETRA conducting business in Mexico. These combined financial statements are prepared in connection with the proposed initial public offering of limited partner units in Compressco Partners, L.P., or the “Partnership,” which was formed on October 31, 2008 and will initially own a portion of our predecessor’s business.

Compressco is a wholly owned subsidiary of TETRA Technologies, Inc. (TETRA), and was acquired by TETRA in July 2004. Compressco designs and manufactures its GasJacktm units and uses these GasJacktm units in conjunction with its personnel to provide compression-based services to its customers. Compressco’s operations are located principally in the mid-continent, mid-western, Rocky Mountain, and Gulf Coast regions of the United States as well as in Canada.

Basis of Presentation

The accompanying combined financial statements include the accounts and operations of our predecessor’s wholly owned subsidiaries transferred from TETRA at historical costs, and have been prepared in accordance with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in the combined financial statements. The combined statements of operations include all revenue worldwide and costs directly attributable to our predecessor’s operations. A portion of these revenues and costs relate to contracts and assets that have not been contributed to the Partnership, or include types of transactions that will not be reflected by the Partnership in the future.

In addition, selling, general and administrative expenses include costs incurred by TETRA, and allocated to Compressco based on allocation factors that our predecessor’s management believes are reasonable. These costs include, among other things, centralized corporate functions such as legal, accounting and financial reporting, treasury, insurance administration, claims processing, risk management, health, safety, and environmental, information technology, human resources, credit, payroll, taxes and other corporate services and the use of facilities that support these functions. These allocations may not be necessarily indicative of the costs and expenses that would result if our predecessor was an independent entity.

The accompanying unaudited combined financial statements as of September 30, 2008 and for the nine months ended September 30, 2008 contain all appropriate adjustments, all of which are normal recurring adjustments unless otherwise noted, considered necessary to present fairly the financial position of our predecessor and its results of operations, changes in net parent equity and cash flows for the respective periods. Operating results for the nine months ended September 30, 2008 and 2007 are not necessarily indicative of the results that may be expected for the twelve months ended December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires our predecessor’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMPRESSCO PARTNERS PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Cash Equivalents

Compressco considers all highly liquid investments, with maturities of three months or less when purchased, to be cash equivalents.

Financial Instruments

The fair values of our predecessor’s financial instruments, which may include cash, accounts receivable, and accounts payable, approximate their carrying amounts. Financial instruments that subject our predecessor to concentrations of credit risk consist principally of trade accounts receivable, which are primarily due from companies of varying size engaged in oil and gas activities in the United States, Canada and Mexico. Our predecessor’s policy is to review the financial condition of customers before extending credit and periodically update customer credit information. Payment terms are on a short-term basis. During 2007, one customer accounted for 11.6% of our predecessor’s combined revenues. No single customer accounted for 10% or more of our predecessor’s revenues for the years ended December 31, 2005 and 2006.

Our predecessor is exposed to fluctuations between the U.S. dollar and certain foreign currencies, including the Canadian dollar and the Mexican peso, because of its international operations.

Allowances for Doubtful Accounts

Allowances for doubtful accounts are determined on a specific identification basis when Compressco believes that the collection of specific amounts owed to it is not probable.

Inventories

Inventories consist primarily of GasJacktm unit components and parts, and work-in-progress, and are stated at the lower of cost or market. Inventories are accounted for using the average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures that increase the useful lives of assets are capitalized. The cost of repairs and maintenance (including GasJacktm unit overhaul cost) is charged to operations as incurred. Compressors include GasJacktm units currently placed in service and available for service. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Compressors	12 years
Equipment and other property	7 years
Vehicles	3 years
Information systems	3 years

Leasehold improvements are depreciated over the shorter of the remaining term of the associated building lease or their useful lives. Depreciation expense for the years ended December 31, 2005, 2006, and 2007 was $4,061,000, $5,927,000, and $8,946,000, respectively.

Intangible Assets

Patents, customer relationships, and other intangible assets are recorded on the basis of the allocated fair value when we were acquired by TETRA and are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 7 years. Amortization expense related to intangible assets was $432,000, $432,000, and $354,000 for the twelve months ended December 31, 2005, 2006, and 2007, respectively, and is included

COMPRESSCO PARTNERS PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

in depreciation and amortization. The estimated future annual amortization expense of patents, trademarks, and other intangible assets is as follows:

Year Ending
December 31,
(In thousands)

2008	$88
2009	88
2010	87
2011	2
2012	—
Thereafter	—

Total	$265

Goodwill represents the excess of TETRA’s acquisition cost over the fair value of our predecessor’s net assets at the time it was acquired. Compressco performs a goodwill impairment test on an annual basis or whenever indicators of impairment are present. Compressco has determined that there is no impairment of the goodwill recorded as of December 31, 2007 or December 31, 2006.

Revenue Recognition

Our predecessor recognizes revenue using the following criteria: (a) persuasive evidence of an exchange arrangement exists; (b) delivery has occurred or services have been rendered; (c) the buyer’s price is fixed or determinable; and (d) collectability is reasonably assured. Our predecessor’s GasJacktm units and services are provided pursuant to contract terms ranging from two weeks to one month. As of December 31, 2007, all monthly agreements are cancellable with 30 days written notice by the customer.

Operating costs incurred during customer trial periods are expensed as incurred.

Income Taxes

Our predecessor’s operations are currently included in TETRA’s consolidated U.S. federal tax return. Following the initial public offering of the Partnership, its operations will be treated as a partnership for U.S. federal tax purposes with each partner being separately taxed on its share of taxable income. As a result, U.S. federal income taxes have been excluded from these combined financial statements. Certain of our predecessor’s operations are located outside of the United States, including operations in Canada and Mexico, and the Partnership will be responsible for income taxes in these countries. Accordingly, Compressco has included the provision for these international income taxes, along with certain U.S. state income taxes, in the accompanying combined financial statements.

Environmental Liabilities

The costs to remediate and monitor environmental matters are accrued when such liabilities are considered probable and a reasonable estimate of such costs is determinable.

Foreign Currency Translation

Our predecessor’s Canadian operation maintains its accounting records in its local currency, Canadian Dollars, which is also its functional currency. The functional currency financial statements are converted to United States Dollar equivalents with the effect of the foreign currency translation adjustment reflected as a component of accumulated other comprehensive income. As of December 31, 2006 and 2007 the cumulative currency transaction adjustment included in accumulated other comprehensive income was $311,000 and

COMPRESSCO PARTNERS PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

$1,136,000, respectively, and such amount is included in Net Parent Equity in the accompanying combined balance sheets.

Recently Issued Accounting Pronouncements

In December 2007, the FASB published SFAS No. 141R, “Business Combinations,” which established principles and requirements for how an acquirer of a business (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R changes many aspects of the accounting for business combinations, and is expected to significantly impact how we account for and disclose any future acquisition transactions. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB published SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Compressco is currently evaluating the impact, if any, the adoption of SFAS No. 160 will have on its financial position and results of operations.

In September 2006, the FASB published SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 establishes a fair value hierarchy and requires disclosure of fair value measurements within that hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 did not have a material impact on our predecessor’s financial statements, but will result in additional disclosures related to the use of fair values in the financial statements.

NOTE B —	RELATED PARTY TRANSACTIONS

Our predecessor’s parent company, TETRA, provides centralized corporate functions such as legal, accounting and financial reporting, treasury, insurance administration, claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and other corporate services and the use of facilities that support these functions. The portion of TETRA’s cost of providing these services that can be directly or indirectly attributable to our operations has been allocated to our predecessor and is included in the accompanying combined financial statements. Such allocation is calculated based on allocation factors, such as the estimated percentage of time and costs spent by TETRA to perform these administrative services on our predecessor’s behalf, which our predecessor’s management believes are reasonable.

Our predecessor’s consolidated balance sheets contain minimal amounts of cash, as all payments made on our behalf, such as direct costs, indirect costs, and capital expenditures, are paid by TETRA and have been recorded as increases in net parent equity. All payments received on our predecessor’s behalf by TETRA, such as receipts for revenue earned or sales of assets, are received by TETRA and have been recorded as decreases in net parent equity.

COMPRESSCO PARTNERS PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE C —	TETRA LONG-TERM DEBT

TETRA has entered into certain debt agreements that contain customary covenants and other restrictions limiting TETRA and its subsidiaries’ ability to buy, sell, or dispose of assets. TETRA’s debt agreements are unsecured. The accompanying combined financial statements include no provision for allocated debt service costs incurred on TETRA’s debt agreements.

NOTE D —	INCOME TAXES

Certain of our predecessor’s operations are currently included in TETRA’s consolidated U.S. federal tax return, and no intercompany tax sharing arrangements exist between TETRA and its subsidiaries, including those included in our predecessor. Accordingly, our predecessor’s U.S. tax basis of its assets and liabilities are not separately identified. Following the initial public offering of the Partnership, its operations will be treated as a partnership for federal tax purposes with each partner being separately taxed on its share of taxable income. As a result, U.S. federal income taxes have been excluded from these combined financial statements. Certain state income taxes for which the Partnership will be responsible have been included in the income tax provision. Certain of our predecessor’s operations are located outside of the U.S., including operations in Canada and Mexico, and the Partnership will be responsible for income taxes in these countries. Accordingly, our predecessor has included the provision for these international income taxes, calculated on a separate return basis, in the accompanying combined financial statements.

Income before income tax provision includes the following components:

	Year Ended December 31,
	2005	2006	2007

Domestic	$12,266	$16,765	$24,420
International	1,235	1,865	(188)

Total	$13,501	$18,630	$24,232

The following unaudited pro forma presentation includes, for each of the periods presented, a reconciliation of our predecessor’s income before income tax provision to pro forma unaudited U.S. federal taxable income:

	Year Ended	Nine Months
	December 31,	Ended September 30,
	2007	2008

Income before income tax provision, as reported	$24,232	$20,554
Nondeductible expenses	351	285
Excess depreciation	(6,288)	(13,339)
Stock option deductions in excess of book	(302)	—
Utilization of net operating loss carryfoward	(2,290)	—
Other temporary differences	1,157	1,354

Pro forma U.S. federal taxable income	$16,860	$8,854

In addition, unaudited pro forma information has been prepared to reflect the income tax provision that our predecessor would have reported had it been a separate tax paying entity for U.S. federal, state and international income tax purposes. On an unaudited pro forma basis, our predecessor’s total income tax provision for the year ended December 31, 2007 and for the nine months ended September 30, 2008 would have been $9,285,000 and $7,934,000, respectively, which would have resulted in pro forma net income of $14,947,000 and $12,620,000, respectively.

COMPRESSCO PARTNERS PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following reconciles our predecessor’s tax provision as calculated using the statutory rates to the tax provision included in the accompanying combined statements of operations:

	Year Ended December 31,
	2005	2006	2007

Income tax provision computed at statutory income tax rates	$4,725	$6,521	$8,481
State income taxes	—	—	155
Nondeductible expenses	85	102	123
Income not subject to Federal income tax at the partnership level	(4,810)	(6,623)	(8,604)
International income taxes	516	1,029	505

	$516	$1,029	$660

NOTE E —	LEASES

Our predecessor leases various warehouse and office facility locations in Texas, New Mexico, Colorado and Canada. In addition, our predecessor leases certain vehicles with original terms ranging up to two years.

As of December 31, 2007, future annual minimum lease payments under noncancellable operating leases with initial or remaining terms greater than one year were approximately $113,000 for 2008, $10,000 for 2009, $8,000 for 2010, $0 for 2011 and $0 for 2012.

Rent expense under all operating leases was approximately $802,000, $512,000, and $495,000 for the years ended December 31, 2005, 2006, and 2007, respectively.

Through December 31, 2007, our predecessor provided the majority of its production enhancement services under a different form of contract. Subsequent to December 31, 2007, our predecessor began providing its production enhancement services to certain customers under new production enhancement services agreements. Total compressor equipment being used to provide production enhancement services or available for production enhancement services as of December 31, 2007 and 2006 is approximately $88.0 million and $68.8 million, respectively. Future minimum payments as of December 31, 2007 are not considered material, as our predecessor’s services arrangements are typically on a month-to-month basis.

NOTE F —	COMMITMENTS AND CONTINGENCIES

Compressco is a named defendant in certain lawsuits arising in the ordinary course of business. While the outcome of lawsuits against Compressco cannot be predicted with certainty, management does not expect these matters to have a material adverse impact on our predecessor’s financial statements.

NOTE G —	EQUITY-BASED COMPENSATION

TETRA grants stock options and restricted stock to designated employees, including certain of our predecessor’s employees. Effective January 1, 2006, TETRA and its subsidiaries adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment,” (SFAS No. 123R) using the modified prospective transition method. Under the modified prospective transition method, TETRA’s compensation cost recognized during the years ended December 31, 2006 and 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 (as amended), “Accounting for Share-Based Compensation” (SFAS No. 123) and (b) compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. The Black-Scholes option-pricing model was used to estimate the option fair values. Prior to 2006, TETRA and its subsidiaries accounted for stock options in accordance with Accounting Principles Board

COMPRESSCO PARTNERS PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). Under APB No. 25, stock option expense was not recognized in net income as the exercise price of stock options granted was equal to the market value of the stock on the date of grant. In accordance with the modified prospective method, results for prior periods have not been restated.

Stock-based compensation expense incurred by TETRA associated with our predecessor’s employees is a direct cost of our predecessor’s operations. During 2006 and 2007, TETRA’s adoption of SFAS 123R affected our predecessor’s results by increasing selling, general and administrative expense by $485,000 and $759,000, respectively.

Our predecessor’s net income for the year ended December 31, 2005 was $13.0 million. If TETRA had adopted SFAS No. 123R for this period, net income would have been $12.6 million, due to $384,000 of increased direct and indirect selling, general and administrative expense associated with stock-based compensation.

NOTE H —	BUSINESS SEGMENTS

Nearly all of our predecessor’s operations consist of production enhancement services. Accordingly, our predecessor operates as a single reportable business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring performance. All of our revenues are from external customers.

Compressco is domiciled in the United States of America with operations in Canada and Mexico. We attribute revenue to the countries based on the location of customers. Long-lived assets consist primarily of GasJacktm units and are attributed to the countries based on the physical location of the GasJacktm units at a given year-end. Information by geographic area is as follows:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Revenues from external customers:
U.S.	$39,832	$49,707	$68,298
Canada	9,818	12,090	8,405
Mexico	384	3,526	6,851

Total	50,034	65,323	83,554

Total assets:
U.S.	$132,450	$155,330	$173,004
Canada	4,634	4,595	5,280
Mexico	1,550	3,429	6,857
South America	—	—	216

Total	$138,634	$163,354	$185,357

COMPRESSCO PARTNERS PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NOTE I —	QUARTERLY FINANCIAL INFORMATION (Unaudited)

Summarized quarterly financial data for 2008, 2007 and 2006 is as follows:

	Three Months Ended 2008
	March 31	June 30	September 30
	(In thousands)

Total revenues	$23,053	$23,553	$24,736
Net income	5,927	6,695	6,991

	Three Months Ended 2007
	March 31	June 30	September 30	December 31
	(In thousands)

Total revenues	$18,631	$19,396	$22,432	$23,095
Net income	5,583	5,665	5,956	6,368

	Three Months Ended 2006
	March 31	June 30	September 30	December 31
		(In thousands)

Total revenues	$15,733	$15,895	$16,779	$16,916
Net income	3,818	4,605	4,438	4,740

COMPRESSCO PARTNERS, L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

The unaudited pro forma financial statements of Compressco Partners, L.P. (the Partnership) as of September 30, 2008 and the nine months ended September 30, 2008 and the year ended December 31, 2007 are based on the historical combined balance sheet and results of operations of our predecessor. Upon the closing of the initial public offering, a portion of our predecessor’s production enhancement services business and GasJacktm unit fleet will be owned by the Partnership. The customer contracts and compressor fleet owned by the Partnership initially will include service agreements with 137 domestic customers that make up approximately 66.8% of our predecessor’s domestic revenues for the nine months ended September 30, 2008. In addition, the Partnership will own our predecessor’s manufacturing assets as well as its Canada and Mexico operations. The production enhancement services agreements to be contributed to us in connection with this offering include approximately 66.6% of the total GasJacktm units currently used by our predecessor to provide production enhancement services. The contribution of these contracts to the Partnership will be recorded at historical cost. The unaudited pro forma financial statements of the Partnership have been derived from the historical combined financial statements of our predecessor included elsewhere in the Prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained therein. The unaudited pro forma financial statements have been prepared on the basis that we will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and related notes of our predecessor.

The unaudited pro forma financial statements reflect the following transactions:

•	The contribution of certain production enhancement services agreements and related equipment from our predecessor and its subsidiaries to the Partnership;

•	The issuance by the Partnership of common units to the public, Compressco, Inc. and TETRA International Incorporated, general partner units to Compressco Partners GP, payment of estimated underwriting commissions and other expenses of the offering;

The unaudited pro forma balance sheet and results of operations were derived by adjusting the historical combined financial statements of our predecessor. The adjustments are based on currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transaction as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are property applied in the pro forma financial information.

The unaudited pro forma financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had owned the production enhancement services agreements and related equipment that will be owned by the Partnership as of the closing of the initial public offering on the dates indicated or which would have obtained in the future.

COMPRESSCO PARTNERS, L.P.

UNAUDITED PRO FORMA BALANCE SHEET
September 30, 2008

				Partnership
	Predecessor	Adjustments		Pro Forma
		(In thousands)

ASSETS
Cash	$919	$	(a)	$
			(b)
		(331	)(c)
Accounts receivable, net of allowance for doubtful accounts	15,538	(4,566	)(c)		10,972
Inventories	21,185	(39	)(c)		21,146
Prepaid expenses and other current assets	598	(23	)(c)		575

	38,240
Property, plant and equipment:
Land and building	1,621				1,621
Compressors and other equipment	127,529	(36,001	)(c)		91,528
Less accumulated depreciation	(28,341)	6,053	(c)		(22,288)

Net property, plant and equipment	100,809				70,861
Other assets:
Goodwill	72,161	(18,773	)(d)		53,388
Intangibles and other assets	945	(572	)(c)		373

Total other assets	73,106				53,761

Total assets	$212,155			$

LIABILITIES AND PARTNERS’ CAPITAL/NET PARENT EQUITY
Accounts payable	$3,058	$(120	)(c)		$2,938
Accrued liabilities	1,744	(211	)(c)		1,533

	4,802				4,471
Other long-term liabilities	88				88
Net parent equity	207,265	(207,265	)(e)		—
Common unitholders — public
Common unitholders — TETRA affiliates
			(a)
			(b)
		(35,148	)(c)
General partner interest		(18,773	)(d)
			(e)

Total liabilities and partners’ capital/net parent equity	$215,155			$

See accompanying notes to unaudited pro forma financial statements.

COMPRESSCO PARTNERS, L.P.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Year Ended December 31, 2007

				Partnership
	Predecessor	Adjustments		Pro Forma
	(In thousands, except unit and per unit data)

Revenue:
Compression and other services	$70,914	$(20,473	)(f)		$50,441
Sales of compressors and parts	12,640	(2,183	)(f)		10,457

	$83,554				$60,898
Cost of revenues (excluding depreciation and amortization expense):
Cost of compression and other services	29,849	(8,864	)(f)		20,985
Cost of compressors and parts sales	7,665	(1,130	)(f)		6,535

	37,514				27,520
Selling, general and administrative expense	12,539	(2,775	)(f)		9,764
Depreciation and amortization expense	9,300	(2,070	)(g)		7,230
Other (income) expense, net	(31)	31	(h)		—

Income before income tax provision	24,232				16,384
Provision for income taxes	660	(23	)(i)		637

Net income	$23,572				$15,747

Parent and general partner interest in net income				$

Limited partner interest in net income				$

Weighted average number of limited partner units outstanding

Net income per limited partner unit				$

See accompanying notes to unaudited pro forma financial statements.

COMPRESSCO PARTNERS, L.P.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Nine Months Ended September 30, 2008

				Partnership
	Predecessor	Adjustments		Pro Forma
	(In thousands, except unit and per unit data)

Revenue:
Compression and other services	$64,520	$(18,054	)(f)		$46,466
Sales of compressors and parts	6,822	(1,794	)(f)		5,028

	$71,342				$51,494
Cost of revenues (excluding depreciation and amortization expense):
Cost of compression and other services	27,314	(8,035)			19,279
Cost of compressors and parts sales	4,604	(1,208)			3,396

	31,918				22,675
Selling, general and administrative expense	10,235	(2,295	)(f)		7,940
Depreciation and amortization expense	8,603	(2,579	)(g)		6,024
Other (income) expense, net	32	(32	)(h)		—

Income before income tax provision	20,554				14,855
Provision for income taxes	941	(67	)(i)		874

Net income	$19,613				$13,981

Parent and general partner interest in net income				$

Limited partner interest in net income				$

Weighted average number of limited partner units outstanding

Net income per limited partner unit				$

See accompanying notes to unaudited pro forma financial statements.

COMPRESSCO PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

A.	Basis of Presentation, the Offering and Other Transactions

The historical financial information is derived from the historical combined financial statements of our predecessor. The pro forma adjustments have been prepared as if the transactions to be effected at the completion of this offering had taken place on September 30, 2008, in the case of the pro forma balance sheet, or as of January 1, 2007, in the case of the pro forma statements of operations for the year ended December 31, 2007 and the nine months ended September 30, 2008.

The pro forma financial statements reflect the following transactions:

•	The contribution of certain production enhancement services agreements, the related GasJacktm fleet, and the manufacturing assets from our predecessor to the Partnership;

•	The issuance by the Partnership of common units to the public, Compressco, Inc. and TETRA International Incorporated, general partner units to Compressco Partners GP, payment of estimated underwriting commissions and other expenses of the offering.

Upon completion of this offering, the Partnership anticipates incurring incremental general and administrative expenses of approximately $2.0 million per year as a result of being a publicly traded limited partnership, including costs associated with annual and quarterly reports to our unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and executive officer liability insurance costs and director compensation. The unaudited pro forma financial statements do not reflect this anticipated incremental general and administrative expense.

Upon completion of this offering, the Partnership will assume the GasJacktm manufacturing activities previously performed by our predecessor. The accompanying unaudited pro forma statements of operations exclude the impact of sales of GasJacktm units, sold during the periods presented, to customers whose service agreements and associated compressor equipment were not initially contributed to the Partnership. Following the offering, the Partnership anticipates that GasJacktm sales will consist primarily of newly manufactured GasJacktm units, and that revenues and cost of revenues associated with all of these future GasJacktm sales will be recognized by the Partnership.

B.	Pro Forma Adjustments and Assumptions

(a) Reflects the gross proceeds to the Partnership of $      million from the issuance and sale of      million common units at an assumed initial public offering price of $      per unit.

(b) Reflects the payment of estimated underwriting commissions and other expenses of the offering of $      million, which will be allocated to the public common units.

(c) Reflects assets and liabilities of our predecessor that are not being contributed to the Partnership.

(d) Reflects goodwill of our predecessor related to that portion of our predecessor’s business that is not being contributed to the Partnership. Pro forma Partnership goodwill has been determined based on the percentage of fair value of net assets contributed to the Partnership to total fair value of our predecessor’s net assets other than goodwill.

(e) Reflects the conversion of the adjusted net parent equity of $      million from net parent equity to limited partner equity of the Partnership and the general partner’s interest in the Partnership. The conversion is allocated as follows:

•	$ million for common units

•	$ million for parent and general partner units

COMPRESSCO PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

After the conversion, the equity amounts of the common unitholders are     % of total equity, with the remaining     % equity representing the parent and general partner interest.

(f) Reflects revenue and cost of revenues (excluding depreciation and amortization expense) of our predecessor that relates to production enhancement services agreements that are not being contributed by our predecessor.

•	The adjustment for our predecessor’s compression and other services revenue and associated cost was calculated based on the percentage of total predecessor GasJacktm units contributed to the total predecessor’s GasJacktm units.

•	The adjustment for our predecessor’s sales of compressors and parts revenue and associated cost was determined based on the specific service agreements that are not being contributed by our predecessor.

•	Our predecessor’s selling, general and administrative expenses have been allocated to the Partnership based on the percentage of total predecessor GasJacktm units contributed to the Partnership to the total predecessor’s GasJacktm units. Selling general and administrative costs excluded from the Partnership relate to the continuing administrative effort (marketing, billing, accounting, customer service and executive management) related to the predecessor’s GasJacktm units not contributed to the Partnership.

(g) Reflects depreciation expense of our predecessor that relates to assets that are not being contributed to the Partnership by our predecessor.

(h) Reflects other (income) loss, net of our predecessor that is not being contributed to the Partnership by our predecessor.

(i) Reflects income tax provision of our predecessor that relates to international production enhancement services agreements that are not being contributed by our predecessor.

C.	Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income that would have been allocated to the common unitholders, which is     % of the pro forma net income, by the number of common units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common units assumed to be outstanding was     . All units were assumed to have been outstanding since January 1, 2007. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership.

D.	Pro Forma Taxable Income Per Limited Partner Unit

The unaudited pro forma financial information does not reflect U.S. federal income taxes, except Texas Margin Tax, as U.S. income taxes will be the responsibility of our unitholders and not the Partnership. Our predecessor’s operations are currently included in TETRA’s combined U.S. federal tax return. The historical taxable income of our predecessor bears no material relationship to the amount of federal taxable income that the Partnership will allocate to our unitholders. Among other considerations, depreciation allocable to our unitholders will significantly exceed the historical depreciation on the assets because our unitholders effectively will have stepped-up basis in their share of at least a large part of the assets of the Partnership. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction”. The Partnership estimates that through the year ended                       , purchasers of unit in this offering will be allocated, on a cumulative basis, an amount of federal taxable income that will be     % or less of the cash distributed to them. For example, if the Partnership pays an

COMPRESSCO PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

annual distribution of $      per unit, the Partnership estimates that a unitholder would be allocated no more than $      per unit of federal taxable income for that annual period. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction”.

Certain of the Partnership’s operations are located outside of the United States, including operations in Canada and Mexico, and the Partnership will be responsible for income taxes in these countries. Accordingly, the Partnership has included the provision for these international income taxes, along with certain U.S. state income taxes, in the accompanying pro forma statements of operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Compressco Partners, L.P.:

We have audited the accompanying balance sheet of Compressco Partners, L.P., or the “Partnership,” as of October 31, 2008. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Compressco Partners, L.P. as of October 31, 2008, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Houston, Texas
November 7, 2008

COMPRESSCO PARTNERS, L.P.

BALANCE SHEET
October 31, 2008

ASSETS
Current Assets
Cash	$1,000

Total assets	$1,000

PARTNERS’ EQUITY
Limited partner’s interest	$999
General partner’s interest	1

Total partners’ equity	$1,000

See accompanying note to balance sheet.

COMPRESSCO PARTNERS, L.P.

NOTE TO BALANCE SHEET

NOTE A —	NATURE OF OPERATIONS

Compressco Partners, L.P., or the “Partnership,” is a Delaware limited partnership formed in October 2008, to acquire certain natural gas wellhead compression-based customer service agreements and related compressor fleet used to service those customers from Compressco Partners Predecessor. In order to simplify the Partnership’s obligations under the laws of selected jurisdictions in which the Partnership will conduct business, the Partnership’s activities will be conducted through a wholly owned operating partnership.

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue common units, representing limited partner interests, to Compressco, Inc., a direct wholly owned subsidiary of TETRA Technologies, Inc., as well as an aggregate 0.1% general partner interest in the Partnership and its operating partnership on a consolidated basis to Compressco Partners GP Inc.

Compressco Partners GP Inc., as general partner, contributed $1 and Compressco, Inc. and TETRA International Incorporated, as the organizational limited partners, contributed $999 to the Partnership on October 31, 2008. There have been no other transactions involving the Partnership as of October 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Compressco Partners GP Inc.:

We have audited the accompanying balance sheet of Compressco Partners GP Inc. (the Company) as of October 31, 2008. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Compressco Partners GP Inc. as of October 31, 2008, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Houston, Texas
November 7, 2008

COMPRESSCO PARTNERS GP INC.

BALANCE SHEET
October 31, 2008

ASSETS
Current Assets
Cash	$999
Investment in Compressco Partners, L.P.	1

Total assets	$1,000

STOCKHOLDER’S EQUITY
Stockholder’s equity	$1,000

Total stockholder’s equity	$1,000

See accompanying note to balance sheet.

COMPRESSCO PARTNERS GP INC.

NOTE TO BALANCE SHEET

NOTE A —	NATURE OF OPERATIONS

Compressco Partners GP Inc. (the Company) is a Delaware corporation formed in October 2008, to become the general partner of Compressco Partners, L.P., or the “Partnership,”. The Company is an indirect, wholly owned subsidiary of TETRA Technologies, Inc. The Company owns a 0.1% general partner interest in the Partnership.

On October 31, 2008, TETRA Technologies, Inc. and its subsidiaries contributed $1,000 to the Company in exchange for a 100% ownership interest.

The Company has invested $1 in the Partnership. There have been no other transactions involving the Company as of October 31, 2008.

APPENDIX A

FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
COMPRESSCO PARTNERS, L.P.

A-1

APPENDIX B

GLOSSARY OF TERMS

B-1

Common Units
Representing Limited Partner Interests

PROSPECTUS

RAYMOND JAMES

J.P.MORGAN

          , 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ Global Market listing fee, the amounts set forth below are estimates.

SEC registration fee		$2,161.50
FINRA filing fee		$6,000.00
NASDAQ Global Market listing fee*	$
Printing and engraving expenses*	$
Accounting fees and expenses*	$
Legal fees and expenses*	$
Transfer agent and registrar fees*	$
Structuring fee*	$
Miscellaneous*	$

Total	$

*	To be provided by amendment.

Item 14.	Indemnification of Directors, Executive Officers and other Persons.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities.

On October 31, 2008, in connection with the formation of Compressco Partners, or the “Partnership,” the Partnership issued to (i) Compressco Partners GP Inc. the 0.1% general partner interest in the Partnership and (ii) to Compressco, Inc. a 99.9% limited partner interest in the Partnership in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following documents are filed as exhibits to this registration statement:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Certificate of Limited Partnership of Compressco Partners, L.P.
3	.2*	Form of Amended and Restated Agreement of Limited Partnership of Compressco Partners, L.P. (included as Appendix A to the Prospectus)
3	.3**	Certificate of Incorporation of Compressco Partners GP Inc.
3	.4*	Bylaws of Compressco Partners GP Inc.
3.5		Certificate of Correction of the Certificate of Limited Partnership of Compressco Partners, L.P.
4	.1*	Specimen Unit Certificate representing Common Units
5	.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	Form of Contribution, Conveyance and Assumption Agreement
10	.2*	Form of Omnibus Agreement
10	.3*	Form of Long-Term Incentive Plan of Compressco Partners, L.P.
21	.1*	List of subsidiaries of Compressco Partners, L.P.
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		Powers of Attorney (included on the signature page)

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedules. Financial statement schedules are omitted because they are not required or the required information is shown in our financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Compressco Partners GP or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Compressco Partners GP or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oklahoma City, Oklahoma on December 19, 2008.

COMPRESSCO PARTNERS, L.P.

By:	Compressco Partners GP Inc.
its General Partner

By:	/s/ Ronald J. Foster
Ronald J. Foster
President

We, the undersigned directors and executive officers of Compressco Partners GP Inc., a Delaware corporation, acting in its capacity as general partner of Compressco Partners, L.P., a Delaware limited partnership, do hereby constitute and appoint Ronald J. Foster and Gary L. McBride, and each of them, our true and lawful attorney-in-fact and agent, to do any and all acts and things in our names and on our behalf in our capacities as directors and executive officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said Registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statements, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereof; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on December 19, 2008.

Signature	Title

/s/ Ronald J. Foster Ronald J. Foster	President (Principal Executive Officer) and Director

/s/ Gary McBride Gary McBride	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Geoffrey M. Hertel Geoffrey M. Hertel	Director

/s/ Stuart M. Brightman Stuart M. Brightman	Director

/s/ William D. Sullivan William D. Sullivan	Director

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Certificate of Limited Partnership of Compressco Partners, L.P.
3	.2*	Form of Amended and Restated Agreement of Limited Partnership of Compressco Partners, L.P. (included as Appendix A to the Prospectus)
3	.3**	Certificate of Incorporation of Compressco Partners GP Inc.
3	.4*	Bylaws of Compressco Partners GP Inc.
3.5		Certificate of Correction of the Certificate of Limited Partnership of Compressco Partners, L.P.
4	.1*	Specimen Unit Certificate representing Common Units
5	.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	Form of Contribution, Conveyance and Assumption Agreement
10	.2*	Form of Omnibus Agreement
10	.3*	Form of Long-Term Incentive Plan of Compressco Partners, L.P.
21	.1*	List of subsidiaries of Compressco Partners, L.P.
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		Powers of Attorney (included on the signature page)

*	To be filed by amendment.

**	Previously filed.